SCHEDULE 13D


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

                   Under the Securities Exchange Act of 1934

                           AMERICAN HOUSEHOLD, INC.
                           ------------------------
                               (Name of Issuer)

                    Common Stock, Par Value $.01 Per Share
                    --------------------------------------
                        (Title of Class of Securities)

                                     N/A
                                     ---
                                (CUSIP Number)

                                 Ellen Perrin
                        c/o Bank of America Corporation
                            101 South Tryon Street
                              Charlotte, NC 28255
                                (704) 386-1624

                                With a copy to:

                             Peter J. Gordon, Esq.
                          Simpson Thacher & Bartlett
                             425 Lexington Avenue
                           New York, New York 10017
                                (212) 455-2000

          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                              December 18, 2002
           ----------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. / /

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              Page 1 of 28 Pages

CUSIP No.:  N/A

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)
     Banc of America Strategic Solutions, Inc.
     IRS # 52-1710675
-------------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (See Instructions)                                 (a) / /
                                                        (b) /x/
-------------------------------------------------------------------------------

3.   SEC USE ONLY

-------------------------------------------------------------------------------

4.   SOURCE OF FUNDS (See Instructions)

     OO
-------------------------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
     ITEMS
     2 (d) or 2 (e) / /

-------------------------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
-------------------------------------------------------------------------------

NUMBER OF SHARES
BENEFICIALLY OWNED BY EACH    7.   SOLE VOTING POWER
REPORTING PERSON WITH              6,466,513
                           ----------------------------------------------------

                              8.   SHARED VOTING POWER
                                   None
                           ----------------------------------------------------

                              9.   SOLE DISPOSITIVE POWER
                                   6,466,513
                           ----------------------------------------------------

                              10.  SHARED DISPOSITIVE POWER
                                   None
-------------------------------------------------------------------------------

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      6,466,513
-------------------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES (See Instructions) / /
-------------------------------------------------------------------------------

                              Page 2 of 28 Pages

-------------------------------------------------------------------------------

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      20.38%(1)

-------------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON (See Instructions)
      CO
-------------------------------------------------------------------------------



----------------
(1) Based on a total of 31,724,796 shares of Common Stock to be issued on the Effective Date (as defined below) pursuant to the Issuer's Plan (as defined below).



                              Page 3 of 28 Pages

CUSIP No.:  N/A

1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)
      BANA (#1) LLC
      IRS # 94-1687665
-------------------------------------------------------------------------------

2.    CHECK THE APPROPRIATE BOX IF A MEMBER
      OF A GROUP (See Instructions)                      (a)    / /
                                                         (b)    /x/
-------------------------------------------------------------------------------

3.    SEC USE ONLY

-------------------------------------------------------------------------------
4.    SOURCE OF FUNDS (See Instructions)

      OO
-------------------------------------------------------------------------------

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
      ITEMS
      2 (d) or 2 (e) / /
-------------------------------------------------------------------------------

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
-------------------------------------------------------------------------------

NUMBER OF SHARES              7.   SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH         6,466,513
REPORTING PERSON WITH
                           ----------------------------------------------------

                              8.   SHARED VOTING POWER
                                   None

                           ----------------------------------------------------

                              9.   SOLE DISPOSITIVE POWER
                                   6,466,513
                           ----------------------------------------------------

                              10.  SHARED DISPOSITIVE POWER
                                   None
-------------------------------------------------------------------------------

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      6,466,513
-------------------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES (See Instructions) / /
-------------------------------------------------------------------------------

                              Page 4 of 28 Pages

-------------------------------------------------------------------------------

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      20.38%(2)
-------------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON (See Instructions)
      OO
-------------------------------------------------------------------------------




----------------
(2) Based on a total of 31,724,796 shares of Common Stock to be issued on the Effective Date (as defined below) pursuant to the Issuer's Plan (as defined below).


                              Page 5 of 28 Pages

CUSIP No.:  N/A


1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)
      Bank of America, N.A.
      IRS # 94-1687665

-------------------------------------------------------------------------------

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (See Instructions)                                 (a) / /
                                                         (b) /x/
-------------------------------------------------------------------------------

3.    SEC USE ONLY

-------------------------------------------------------------------------------

4.    SOURCE OF FUNDS (See Instructions)

      OO
-------------------------------------------------------------------------------

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
      ITEMS
      2 (d) or 2 (e) / /
-------------------------------------------------------------------------------

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      United States
-------------------------------------------------------------------------------
                              7.   SOLE VOTING POWER
NUMBER OF SHARES                   6,466,513
BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH
                           ----------------------------------------------------
                              8.   SHARED VOTING POWER
                                   None
                           ----------------------------------------------------

                              9.   SOLE DISPOSITIVE POWER
                                   6,466,513
                           ----------------------------------------------------

                              10.  SHARED DISPOSITIVE POWER
                                   None
-------------------------------------------------------------------------------

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      6,466,513
-------------------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES (See Instructions) / /
-------------------------------------------------------------------------------


                              Page 6 of 28 Pages

-------------------------------------------------------------------------------

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      20.38%(3)
-------------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON (See Instructions)
      BK
-------------------------------------------------------------------------------




----------------
(3) Based on a total of 31,724,796 shares of Common Stock to be issued on the Effective Date (as defined below) pursuant to the Issuer's Plan (as defined below).


                              Page 7 of 28 Pages

CUSIP No.:  N/A

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)
     NB Holdings Corporation
     IRS # 56-1857749
-------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER
     OF A GROUP (See Instructions)               (a) / /
                                                 (b) /x/
-------------------------------------------------------------------------------

3.   SEC USE ONLY

-------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (See Instructions)

     OO
-------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
     ITEMS
     2 (d) or 2 (e) / /
-------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
-------------------------------------------------------------------------------

NUMBER OF SHARES              7.  SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH        6,466,513
REPORTING PERSON WITH
                           ----------------------------------------------------

                              8.  SHARED VOTING POWER
                                  None
                           ----------------------------------------------------

                              9.  SOLE DISPOSITIVE POWER
                                  6,466,513
                           ----------------------------------------------------

                              10. SHARED DISPOSITIVE POWER
                                  None
-------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      6,466,513
-------------------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES (See Instructions) / /
-------------------------------------------------------------------------------


                              Page 8 of 28 Pages

-------------------------------------------------------------------------------

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      20.38%(4)
-------------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON (See Instructions)
      CO
-------------------------------------------------------------------------------



----------------
(4) Based on a total of 31,724,796 shares of Common Stock to be issued on the Effective Date (as defined below) pursuant to the Issuer's Plan (as defined below).


                              Page 9 of 28 Pages

CUSIP No.:  N/A

1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)
      Bank of America Corporation
      IRS # 56-0906609
-------------------------------------------------------------------------------

2.    CHECK THE APPROPRIATE BOX IF A MEMBER
      OF A GROUP (See Instructions)              (a) / /
                                                 (b) /x/
-------------------------------------------------------------------------------

3.    SEC USE ONLY

-------------------------------------------------------------------------------

4.    SOURCE OF FUNDS (See Instructions)

      OO
-------------------------------------------------------------------------------

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
      ITEMS
      2 (d) or 2 (e) / /
-------------------------------------------------------------------------------

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
-------------------------------------------------------------------------------

NUMBER OF SHARES              7.  SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH        6,466,513
REPORTING PERSON WITH
                           ----------------------------------------------------

                              8.  SHARED VOTING POWER
                                  None
                           ----------------------------------------------------

                              9.  SOLE DISPOSITIVE POWER
                                  6,466,513
                           ----------------------------------------------------

                              10. SHARED DISPOSITIVE POWER
                                  None
-------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      6,466,513
-------------------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES (See Instructions) / /
-------------------------------------------------------------------------------


                              Page 10 of 28 Pages

-------------------------------------------------------------------------------

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      20.38%(5)
-------------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON (See Instructions)
      CO
-------------------------------------------------------------------------------



----------------
(5) Based on a total of 31,724,796 shares of Common Stock to be issued on the Effective Date (as defined below) pursuant to the Issuer's Plan (as defined below).


                              Page 11 of 28 Pages

     This Statement on Schedule 13D relates to Common Stock, par value $.01 per share ("Common Stock"), of American Household, Inc. (the "Issuer"). This Statement is being filed to report that, pursuant to a Third Amended Plan of Reorganization (as defined herein and as more fully described in Item 6 below), the Reporting Persons (as defined herein) acquired beneficial ownership of the shares of Common Stock reported herein (the "Shares") in connection with the discharge of the Reporting Persons' Secured Bank Claims (as defined in the Plan) that were guaranteed by the Issuer and certain other subsidiaries of the Issuer that were debtors and debtors in possession in Chapter 11 cases under the Bankruptcy Code.

Item 1. Security and Issuer

     This Schedule 13D relates to the Shares. The address of the principal executive offices of the Issuer is American Household, Inc., 2381 Executive Center Drive, Boca Raton, FL 33431.

Item 2. Identity and Background.

     This Schedule 13D is being filed on behalf of:

     (i) Banc of America Strategic Solutions, Inc., a Delaware corporation ("BASSI");

     (ii) BANA (#1) LLC, a Delaware limited liability company ("BANA"), in its capacity as the controlling shareholder of BASSI;

     (iii) Bank of America, N.A., a United States national banking association ("BoA"), in its capacity as the parent company of BANA;

     (iv) NB Holdings Corporation, a Delaware corporation ("NB"), in its capacity as the parent company of BoA and

     (v) Bank of America Corporation, a Delaware corporation ("BoA Corp."), in its capacity as the parent company of BoA (together with BASSI, BANA, BoA and NB, the "Reporting Persons").

     This Schedule 13D relates to shares held by BASSI.

     BASSI was established to align the management of domestic credit workout operations. BANA is a limited liability company that serves as a holding company for BASSI and other BoA entities. BoA is engaged in a general commercial banking and trust business. NB is a Delaware corporation that serves as the holding company for BoA. BoA Corp. is a Delaware corporation, a bank holding company and a financial holding company. Through its subsidiaries, BoA Corp. provides a diversified range of


                              Page 12 of 28 Pages
banking and certain non-banking financial services, both domestically and internationally.

     The address of the principal office for BASSI, BANA, NB and BoA Corp. is 100 North Tryon Street, Charlotte, North Carolina 28255. The address of the principal office for BoA is 101 South Tryon Street, Charlotte, North Carolina 28255. Current information concerning the identity and background of the executive officers, directors and members of the Reporting Person entities is set forth in Annexes A-E hereto, which are incorporated herein by reference in response to this Item 2.

     During the last five years, none of the Reporting Persons and, to the knowledge of each Reporting Person, none of the executive officers, directors and members of any such Reporting Person, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     The information set forth in Item 6 is hereby incorporated by reference into this Item 3.

     Pursuant to the Plan, the Reporting Persons acquired beneficial ownership of the Shares in satisfaction and discharge of claims with respect to the Senior Bank Claims beneficially owned by the Reporting Persons arising under or in connection with the Bank Credit Agreement (as defined in the Plan). The Bank Credit Agreement was funded in part through the Reporting Persons' working capital.

Item 4. Purpose of Transaction.

     The Shares held by BASSI were acquired as described in Item 3 and Item 6. The information set forth in Item 3 and Item 6 hereof is hereby incorporated by reference into this Item 4. BASSI currently holds the Shares for investment purposes. Except as otherwise disclosed herein, none of the Reporting Persons currently has any agreements, beneficially or otherwise, which would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; however, as part of the ongoing evaluation of this investment and investment alternatives, each Reporting Person may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, each Reporting Person may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other shareholders of the Issuer or other third parties regarding such matters.

                              Page 13 of 28 Pages

Item 5. Interest in Securities of the Issuer.

     The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 5.

     The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person or any of their respective members, officers, employees, affiliates or partners, as applicable, are, for the purposes of
Section 13(d) or Section 13(g) of the Securities Exchange Act of 1934, the beneficial owners of any securities covered by this Schedule 13D. In addition, the filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are the beneficial owners of any securities covered by this Schedule 13D for any purposes other than Section 13(d) or Section 13(g) of the Securities Act of 1934.

(a) BASSI beneficially owns 6,466,513 shares of Common Stock (approximately 20.38% of the total number of shares of Common Stock outstanding as of the Effective Date).

     BANA, in its capacity as the controlling shareholder of BASSI, may be deemed to be the beneficial owner of 6,466,513 shares of Common Stock (approximately 20.38% of the total number of shares of Common Stock outstanding as of the Effective Date).

     BoA, in its capacity as the parent company of BANA, may be deemed to be the beneficial owner of 6,466,513 shares of Common Stock (approximately 20.38% of the total number of shares of Common Stock outstanding as of the Effective Date).

     NB, in its capacity as the parent company of BoA, may be deemed to be the beneficial owner of 6,466,513 shares of Common Stock (approximately 20.38% of the total number of shares of Common Stock outstanding as of the Effective Date).

     BoA Corp., in its capacity as the parent company of NB, may be deemed to be the beneficial owner of 6,466,513 shares of Common Stock
     (approximately 20.38% of the total number of shares of Common Stock outstanding as of the Effective Date).

(b) BANA, in its capacity as the controlling shareholder of BASSI, has discretionary authority and control over all of the assets of BASSI, including the power to vote and dispose of the Issuer's Shares. Therefore, BANA may be deemed to have sole power to direct the voting and disposition of 6,466,513 shares of Common Stock.


                              Page 14 of 28 Pages

     BoA, in its capacity as the parent company of BANA, has discretionary authority and control over all of the assets of BANA, including the power to vote and dispose of the Issuer's Shares. Therefore, BoA may be deemed to have sole power to direct the voting and disposition of 6,466,513 shares of Common Stock.

     NB, in its capacity as the parent company of BoA, has discretionary authority and control over all of the assets of BoA, including the power to vote and dispose of the Issuer's Shares. Therefore, NB may be deemed to have sole power to direct the voting and disposition of 6,466,513 shares of Common Stock.

     BoA Corp., in its capacity as the parent company of NB, has discretionary authority and control over all of the assets of NB, including the power to vote and dispose of the Issuer's Shares. Therefore, BoA Corp. may be deemed to have sole power to direct the voting and disposition of 6,466,513 shares of Common Stock.

(c) Except as set forth in Item 6 below, the Reporting Persons have not effected or caused to be effected any transactions with respect to the Shares in the 60 days prior to the date hereof.

(d) The Reporting Persons are not aware of any other person with the right to receive the power to direct the receipt of dividends from, or the proceeds of the sale of, any of the Shares beneficially owned by them.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     On November 27, 2002, the United States Bankruptcy Court for the Southern District of New York entered an order confirming the Third Amended Plan of Reorganization for Sunbeam Corporation (the "Plan") and the separate Third Amended Plan of Reorganization for certain of subsidiaries of Sunbeam Corporation, each dated as of November 25, 2002 (a copy of the Plan is attached hereto as Exhibit A and incorporated herein by reference thereto in response to this Item 6). Pursuant to the Plan, on December 18, 2002, the effective date of the Plan (the "Effective Date") the Issuer distributed shares of Common Stock to holders of the Senior Bank Claims, in partial satisfaction and discharge of claims with respect to the Senior Bank Claims. As a result, the Reporting Persons acquired beneficial ownership of 6,466,513 shares of Common Stock.

     BASSI is a party to a Securityholders' Agreement, dated as of the Effective Date, among BASSI, certain other securityholders named therein and the Issuer, which contains provisions regarding (i) certain securityholders' rights to designate members of the Board of Directors of the Issuer; (ii) certain rights and obligations with respect to

                              Page 15 of 28 Pages
securityholders' voting of Shares and (iii) certain restrictions on the ability to transfer Shares. A copy of the Securityholders' Agreement is attached hereto as Exhibit B and incorporated herein by reference thereto in response to this Item 6.

     BASSI is also a party to a Registration Rights Agreement, dated as of the Effective Date, which provides BASSI and certain other holders of Registrable Common Stock (as defined in the Registration Rights Agreement) with certain registration rights. A copy of the Registration Rights Agreement is attached hereto as Exhibit C and incorporated herein by reference thereto in response to this Item 6.

     The foregoing description of the Plan does not purport to be complete and is qualified in its entirety by the terms of the Plan, which is incorporated herein by this reference.

     Except as described above and elsewhere in this Schedule 13D, as of the date hereof there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the parties named in Item 2 hereto and between such persons and any person with respect to any of the securities of the Issuer beneficially owned by BASSI.

Item 7. Material to be Filed as Exhibits.

     The Exhibit Index is incorporated herein by this reference.

                              Page 16 of 28 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Date:  December 30, 2002

                                    BANC OF AMERICA STRATEGIC SOLUTIONS, INC.

                                    By: /s/ Scott T. Hitchens
                                        ----------------------------
                                    Name:  Scott T. Hitchens
                                    Title: Vice President

                                    BANA (#1) LLC

                                    By: /s/ Pamela P. Reed
                                        ----------------------------
                                    Name:  Pamela P. Reed
                                    Title: Assistant Vice President

                                    BANK OF AMERICA, N.A.

                                    By: /s/ Pamela P. Reed
                                        ----------------------------
                                    Name:  Pamela P. Reed
                                    Title: Assistant Vice President

                                    NB HOLDINGS CORPORATION

                                    By: /s/ Charles Bowman
                                        ----------------------------
                                    Name:  Charles Bowman
                                    Title: Senior Vice President

                                    BANK OF AMERICA CORPORATION

                                    By: /s/ Pamela P. Reed
                                        ----------------------------
                                    Name:  Pamela P. Reed
                                    Title: Assistant Vice President



                              Page 17 of 28 Pages

                                    ANNEX A

                          BANK OF AMERICA CORPORATION

     The names, business addresses and present principal occupations of the directors and executive officers of Bank of America Corporation are set forth below. If no business address is provided, the director's or executive officer's business address is 100 North Tryon Street, Charlotte, North Carolina 28255. Unless otherwise indicated, all directors and executive officers listed below are citizens of the United States.

                               Present Principal Occupation or
Name                           Employment and Business Address
----                           -------------------------------

Directors:

John R. Belk                   President-Finance, Systems and Operations
                               Belk, Inc.
                               2801 West Tyvola Road
                               Charlotte, NC 28217-4500

Charles W. Coker               Chairman
                               Sonoco Products Company
                               P.O. Box 160
                               Hartsville, SC  29551-0160
                               Street Address:
                               North Second Street
                               Hartsville, SC  29550

Frank Dowd, IV                 Chairman and CEO
                               Charlotte Pipe and Foundry Company
                               P.O. Box 35430
                               Charlotte, NC  28235
                               Street Address:
                               2109 Randolph Road
                               Charlotte, NC  28207

Dr. Kathleen F. Feldstein      President
                               Economics Studies, Inc.
                               147 Clifton Street
                               Belmont, MA 02478


                              Page 18 of 28 Pages

Paul Fulton                    Chairman
                               Bassett Furniture Industries, Inc.
                               380 Knollwood Street, Suite 610
                               Winston-Salem, NC 27103

Donald E. Guinn                Chairman Emeritus
                               Pacific Telesis Group
                               130 Kearny Street, Suite 3200
                               San Francisco, CA 94108-4887

James H. Hance, Jr.            Vice Chairman and CFO
                               Bank of America Corporation
                               100 North Tryon Street
                               NC1-007-58-03
                               Charlotte, NC  28255

C. Ray Holman                  Chairman
                               Mallinckrodt Inc.
                               7733 Forsyth Blvd., Suite 1080
                               St. Louis, MO  63105

Kenneth D. Lewis               Chairman, President and CEO
                               Bank of America Corporation
                               100 North Tryon Street
                               NC1-007-58-01
                               Charlotte, NC  28255

Dr. Walter E. Massey           President
                               Morehouse College
                               Office of the President
                               830 Westview Drive, SW
                               Atlanta, GA 30314

C. Steven McMillan             President and CEO
                               Sara Lee Corporation
                               Three First National Plaza
                               70 West Madison Street
                               Chicago, IL 60802-4280

Patricia E. Mitchell           President and CEO
                               Public Broadcasting Service
                               1320 Braddock Place
                               Alexandria, VA  22314


                              Page 19 of 28 Pages

O. Temple Sloan, Jr.           Chairman and CEO
                               General Parts, Inc.
                               P.O. Box 26006
                               Raleigh, NC  27611
                               Street Address:
                               2635 Millbrook Road
                               Raleigh, NC  27604

Meredith R. Spangler           Trustee and Board Member
                               668 Hempstead Place
                               Charlotte, NC 28207-2320

Ronald Townsend                Communications Consultant
                               Gannett Television
                               C/o WTLV-TV12
                               1070 East Adams Street
                               Jacksonville, FL  32202

Jackie M. Ward                 Outside Managing Director
                               Intec Telecom Systems PLC
                               Building G, Fourth Floor
                               5775 Peachtree-Dunwoody Road
                               Atlanta, GA  30342

Virgil R. Williams             Chairman and CEO
                               Williams Group International, Inc.
                               2075 West Park Place
                               Stone Mountain, GA 30087

Executive Officers:

Kenneth D. Lewis               Chairman, President and CEO

James H. Hance, Jr.            Vice Chairman and CFO

Amy Woods Brinkley             Deputy Corporate Risk Management
                               Executive; Chairman, Credit Policy

Edward J. Brown III            President, Global Corporate &
                               Investment Banking

Richard M. DeMartini           President, Asset Management


                              Page 20 of 28 Pages

Barbara J. Desoer              President, Consumer Products

R. Eugene Taylor               President, Consumer & Commercial Banking


                              Page 21 of 28 Pages

                                    ANNEX B

                            NB HOLDINGS CORPORATION

     The names, business addresses and present principal occupations of the directors and executive officers of NB Holdings Corporation are set forth below. If no business address is provided, the director's or executive officer's business address is 100 North Tryon Street, Charlotte, North Carolina 28255. The principal place of business and business address for NB Holdings Corporation is 100 North Tryon Street, Charlotte, North Carolina 28255. Unless otherwise indicated, all directors and executive officers listed below are citizens of the United States.

                               Present Principal Occupation or
Name                           Employment and Business Address
----                           -------------------------------

Directors:

James H. Hance, Jr.            Vice Chairman and CFO
                               Bank of America Corporation

Kenneth D. Lewis               Chairman, President and CEO
                               Bank of America Corporation

Executive Officers:

Kenneth D. Lewis               Chairman, President and CEO

James H. Lance, Jr.            Vice Chairman and CFO

Mark D. Oken                   Executive Vice President and
                               Chief Accounting Officer

Neil A. Cotty                  Senior Vice President

Charles D. Loring              Senior Vice President

Ann P. West                    Senior Vice President

Josette Castagne-Kwok          Senior Vice President - Tax

Gregory S. Mroz                Senior Vice President - Tax

David R. Smith                 Senior Vice President - Tax


                              Page 22 of 28 Pages

Gary S. Williams               Senior Vice President - Tax

Susan M. Lum                   Vice President - Tax

Terry E. Perucca               Managing Director

Alvaro G. deMolina             Treasurer


                              Page 23 of 28 Pages

                                    ANNEX C

                             BANK OF AMERICA, N.A.

     The names, business addresses and present principal occupations of the directors and executive officers of Bank of America, N.A. are set forth below. If no business address is provided, the director's or executive officer's business address is 100 North Tryon Street, Charlotte, North Carolina 28255. The principal place of business and business address for Bank of America, N.A. is 101 South Tryon Street, Charlotte, North Carolina 28255. Unless otherwise indicated, all directors and executive officers listed below are citizens of the United States.

                               Present Principal Occupation or
Name                           Employment and Business Address
----                           -------------------------------

Directors:

Amy Woods Brinkley             Deputy Corporate Risk Management Executive;
                               Chairman, Credit Policy
                               Bank of America Corporation

Edward J. Brown III            President, Global Corporate & Investment Banking
                               Bank of America Corporation

Barbara J. Desoer              President, Consumer Products
                               Bank of America Corporation

James H. Hance, Jr.            Vice President and CFO
                               Bank of America Corporation

Kenneth D. Lewis               Chairman, President and CEO
                               Bank of America Corporation

R. Eugene Taylor               President, Consumer & Commercial Banking
                               Bank of America Corporation

Executive Officers:

Kenneth D. Lewis               Chairman, President and CEO

James H. Hance, Jr.            Vice Chairman


                              Page 24 of 28 Pages

Amy Woods Brinkley             Chairman, Credit Policy; Deputy Corporate Risk
                               Management Executive

Edward J. Brown III            President, Global Corporate & Investment Banking

Richard M. DeMartini           President, Asset Management

Barbara J. Desoer              President, Consumer Products

R. Eugene Taylor               President, Consumer & Commercial Banking


                              Page 25 of 28 Pages

                                    ANNEX D

                                 BANA (#1) LLC

     The names, business addresses and present principal occupations of the directors and executive officers of BANA (#1) LLC are set forth below. If no business address is provided, the director's or executive officer's business address is 100 North Tryon Street, Charlotte, North Carolina 28255. The principal place of business and business address for BANA (#1) L.L.C. is 100 North Tryon Street, Charlotte, North Carolina 28255. Unless otherwise indicated, all directors and executive officers listed below are citizens of the United States.

                               Present Principal Occupation or
Name                           Employment and Business Address
----                           -------------------------------

Directors*:

None

Executive Officers*:

None


*Bank of America, N.A. is the sole member & manager of BANA (#1) LLC - Refer to Annex C


                              Page 26 of 28 Pages

                                    ANNEX E

                   BANC OF AMERICA STRATEGIC SOLUTIONS, INC.

     The names, business addresses and present principal occupations of the directors and executive officers of Banc of America Strategic Solutions, Inc. are set forth below. If no business address is provided, the director's or executive officer's principal place of business is Bank of America Corporation and business address is 100 North Tryon Street, Charlotte, North Carolina 28255. The principal place of business and business address for Banc of America Strategic Solutions, Inc. is 100 North Tryon Street, Charlotte, North Carolina 28255. Unless otherwise indicated, all directors and executive officers listed below are citizens of the United States.

                               Present Principal Occupation or
Name                           Employment and Business Address
----                           -------------------------------

Directors:

Mary J. Cahillane              Managing Director; Operational Risk Executive
                               Bank of America Corporation

Susan C. Carr                  Deputy Treasurer
                               Bank of America Corporation

Alvaro G. DeMolina             Senior Vice President; Treasurer
                               Bank of America Corporation

Helen B. Eggers                Senior Vice President; Risk Management Executive
                               Bank of America Corporation

Frank R. Forrest, Jr.          Senior Vice President; Risk Management Executive
                               Bank of America Corporation

Kris A. Gagnon                 Commercial Special Assets Executive
                               Bank of America Corporation

Helga Houston                  Senior Vice President; Risk Management Executive
                               Bank of America Corporation

John E. Mack                   Board Member
                               127 N. Tryon Street
                               Charlotte, NC  28282


                              Page 27 of 28 Pages

J. Chandler Martin             Managing Director; Risk Management Executive
                               Bank of America Corporation

Marc D. Oken                   Executive Vice President; Principal Financial
                               Executive Bank of America Corporation

Rod C. Woodard                 Senior Vice President; Commercial Special Assets
                               Executive Bank of America Corporation

Executive Officers:

Kris A. Gagnon                 President, Chairman of the Board

Rod C. Woodard                 Senior Vice President; Managing Director

Mary J. Cahillane              Senior Vice President

Susan C. Carr                  Senior Vice President; Treasurer

Lucille E. Reymann             Senior Vice President

Josette Castagne-Kwok          Senior Vice President - Tax

Gregory S. Mroz                Senior Vice President - Tax

David R. Smith                 Senior Vice President - Tax

Gary S. Williams               Senior Vice President - Tax

Scott T. Hitchens              Vice President

Phyllis P. Nash                Vice President

Susan M. Lum                   Vice President - Tax

Leslie J. Fitzpatrick          CFO


                              Page 28 of 28 Pages

                                 Exhibit Index

                                                                  Page
                                                                  ----
A.   Third Amended Joint Plan of Reorganization of Sunbeam
     Corporation Under Chapter 11 of the Bankruptcy Code dated as of November 25, 2002 (the "Plan")

B.   Securityholders' Agreement

C.   Registration Rights Agreement

D. A written agreement relating to the filing of the joint acquisition statement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended

                                   EXHIBIT A

UNITED STATES BANKRUPTCY COURT
SOUTHERN DISTRICT OF NEW YORK
-------------------------------------------------x
                                                 :
In re                                            :    Chapter 11 Case No.
                                                 :
SUNBEAM CORPORATION,                             :    01-40291 (AJG)
                                                 :
                                                 :
                                                 :
                                                 :
                                    Debtor.      :
                                                 :
-------------------------------------------------x






                 DEBTOR'S THIRD AMENDED PLAN OF REORGANIZATION
                    UNDER CHAPTER 11 OF THE BANKRUPTCY CODE







                                WEIL, GOTSHAL & MANGES LLP
                                Attorneys for the Debtor
                                767 Fifth Avenue
                                New York, New York 10153
                                (212) 310-8000







Dated:   New York, New York
         November 25, 2002

                               TABLE OF CONTENTS
                                                                          Page

Article I     DEFINITIONS AND CONSTRUCTION OF TERMS........................1

       1.1    Administrative Expense Claim.................................1

       1.2    Adversary Proceeding.........................................1

       1.3    Affiliate....................................................1

       1.4    Allowed......................................................2

       1.5    Assumed Corporate Indemnities................................2

       1.6    Assumed Indemnification Claims...............................2

       1.7    Ballot.......................................................2

       1.8    Bank Credit Agreement........................................2

       1.9    Banks........................................................2

       1.10   Bankruptcy Code..............................................2

       1.11   Bankruptcy Court.............................................2

       1.12   Bankruptcy Rules.............................................2

       1.13   Benefit Plans................................................2

       1.14   Business Day.................................................3

       1.15   Cash.........................................................3

       1.16   Causes of Action.............................................3

       1.17   Chapter 11 Case..............................................3

       1.18   Claim........................................................3

       1.19   Class........................................................3

       1.20   Collateral...................................................3

       1.21   Commencement Date............................................3

       1.22   Committee....................................................3

       1.23   Confirmation Date............................................3

       1.24   Confirmation Hearing.........................................3

       1.25   Confirmation Order...........................................3

       1.26   Debtor.......................................................3

       1.27   Debtor in Possession.........................................3

       1.28   Derivative Securities Litigation Claims......................3

       1.29   Disbursing Agent.............................................3

       1.30   Disclosure Statement.........................................4

       1.31   Disputed.....................................................4

                               TABLE OF CONTENTS
                                  (continued)
                                                                          Page

       1.32   Disputed Claim Amount........................................4

       1.33   Effective Date...............................................4

       1.34   Employee Options.............................................4

       1.35   Entity.......................................................4

       1.36   Equity Interest..............................................4

       1.37   Equity Holder Securities Claims..............................4

       1.38   ERISA........................................................5

       1.39   Final Order..................................................5

       1.40   GECC.........................................................5

       1.41   General Unsecured Claim......................................5

       1.42   Indenture Trustee............................................5

       1.43   Lien.........................................................5

       1.44   Management Equity Plans......................................5

       1.45   Management Investment Securities.............................5

       1.46   Management Stockholders......................................5

       1.47   Morgan Stanley...............................................5

       1.48   New Secured Term Notes.......................................5

       1.49   New Secured Term Notes Documents.............................6

       1.50   Other Priority Claim.........................................6

       1.51   Other Secured Claim..........................................6

       1.52   PBGC.........................................................6

       1.53   Pension Plans................................................6

       1.54   Person.......................................................6

       1.55   Plan.........................................................6

       1.56   Plan Supplement..............................................6

       1.57   Post-Petition Banks..........................................6

       1.58   Post-Petition Bank Credit Agreement..........................6

       1.59   Priority Tax Claim...........................................6

       1.60   Pro Rata Share...............................................6

       1.61   Record Date..................................................6

       1.62   Registration Rights Agreement................................7

       1.63   Releasees....................................................7

                               TABLE OF CONTENTS
                                  (continued)
                                                                          Page

       1.64   Reorganized Subsidiaries.....................................7

       1.65   Reorganized Sunbeam..........................................7

       1.66   Reorganized Sunbeam By-laws..................................7

       1.67   Reorganized Sunbeam Certificate of Incorporation.............7

       1.68   Reorganized Sunbeam Common Stock.............................7

       1.69   Schedules....................................................7

       1.70   Secured Bank Claims..........................................7

       1.71   Secured Claim................................................8

       1.72   Securityholders Agreement....................................8

       1.73   Subordinated Note Claims.....................................8

       1.74   Subordinated Noteholder Securities Claims....................8

       1.75   Subordinated Notes...........................................8

       1.76   Subordinated Notes Indenture.................................8

       1.77   Subsidiaries Plan............................................8

       1.78   Subsidiary Debtors...........................................9

       1.79   Sunbeam Affiliate Claim......................................9

       1.80   Sunbeam Affiliates...........................................9

       1.81   Sunbeam Group................................................9

       1.82   Working Capital Facility.....................................9

       1.83   Working Capital Facility Documents...........................9

Article II    TREATMENT OF ADMINISTRATIVE EXPENSE CLAIMS AND PRIORITY
              TAX CLAIMS..................................................10

       2.1    Administrative Expense Claims...............................10

       2.2    Professional Compensation and Reimbursement Claims..........10

       2.3    Priority Tax Claims.........................................10

Article III   CLASSIFICATION OF CLAIMS AND EQUITY INTERESTS...............11

Article IV    TREATMENT OF CLAIMS AND EQUITY INTERESTS....................11

       4.1    CLASS 1 - OTHER PRIORITY CLAIMS.............................11

              (a) Impairment and Voting...................................11

              (b) Distributions...........................................11

       4.2    CLASS 2 - OTHER SECURED CLAIMS..............................12

              (a) Impairment and Voting...................................12

                               TABLE OF CONTENTS
                                  (continued)
                                                                          Page

              (b) Distributions/Reinstatement of Claims...................12

       4.3    CLASS 3 - SECURED BANK CLAIMS...............................12

              (a) Allowance...............................................12

              (b) Impairment and Voting...................................12

              (c) Distributions...........................................12

       4.4    CLASS 4 - GENERAL UNSECURED CLAIMS..........................12

              (a) Impairment and Voting...................................12

              (b) Distributions...........................................13

       4.5    CLASS 5 - SUBORDINATED NOTE CLAIMS..........................13

              (a) Allowance...............................................13

              (b) Impairment and Voting...................................13

              (c) Distributions...........................................13

       4.6    CLASS 6 - SUBORDINATED NOTEHOLDER SECURITIES CLAIMS.........13

              (a) Impairment and Voting...................................13

              (b) Distributions...........................................13

       4.7    CLASS 7 - SUNBEAM AFFILIATE CLAIMS..........................13

              (a) Impairment and Voting...................................13

              (b) Distributions...........................................13

       4.8    CLASS 8 -- EQUITY INTERESTS.................................13

              (a) Impairment and Voting...................................13

              (b) Distributions...........................................13

       4.9    CLASS 9 - EQUITY HOLDER SECURITIES CLAIMS...................14

              (a) Impairment and Voting...................................14

              (b) Distributions...........................................14

Article V   PROVISIONS REGARDING VOTING AND DISTRIBUTIONS UNDER
            THE PLAN AND TREATMENT, OF DISPUTED, CONTINGENT AND
            UNLIQUIDATED ADMINISTRATIVE EXPENSE CLAIMS AND CLAIMS.........14

       5.1    Voting of Claims............................................14

       5.2    Enforcement of Subordination of Securities Claims...........14

       5.3    Elimination of Vacant Classes...............................14

       5.4    Nonconsensual Confirmation..................................14

       5.5    Method of Distributions Under the Plan......................14

                               TABLE OF CONTENTS
                                  (continued)
                                                                          Page

              (a) Disbursing Agent........................................14

              (b) Delivery of Distributions...............................14

              (c) Distributions of Cash...................................15

              (d) Distributions on Account of Subordinated Note
                  Claims..................................................15

              (e) Surrender of Subordinated Notes.........................15

              (f) Timing of Distributions.................................15

              (g) Hart-Scott-Rodino Compliance............................15

              (h) Minimum Distributions...................................15

              (i) Fractional Shares.......................................15

              (j) [Reserved]..............................................15

              (k) Unclaimed Distributions.................................15

              (l) Distributions to Holders (Other than
                  Subordinated Note Claims) as of the Record Date.........15

              (m) Distributions to Holders of Subordinated Note
                  Claims as of the Record Date............................16

       5.6    Objections to and Resolution of Administrative
              Expense Claims and Claims...................................16

       5.7    Cancellation of Existing Securities and Agreements..........16

       5.8    Registration of New Common Stock............................16

       5.9    Securityholders Agreement...................................16

Article VI    EXECUTORY CONTRACTS AND UNEXPIRED LEASES....................17

       6.1    Assumption or Rejection of Executory Contracts and
              Unexpired Leases............................................17

              (a)     Executory Contracts and Unexpired
                      Leases..............................................17

              (b)     Schedules of Rejected Executory Contracts and
                      Unexpired Leases; Inclusiveness.....................17

              (c)     Insurance Policies..................................17

              (d)     Approval of Assumption, Assumption and Assignment
                      or Rejection of Executory Contracts and Unexpired
                      Leases..............................................17

              (e)     Cure of Defaults....................................18

              (f) Bar Date for Filing Proofs of Claim Relating to Executory Contracts and Unexpired Leases Rejected
                      Pursuant to the Plan................................18

              (g)     Assumed Indemnification Obligations.................18

              (h)     Compensation and Benefit Programs...................18

       6.2    Retiree Benefits............................................18

Article VII   IMPLEMENTATION OF THE PLAN..................................18

       7.1    General.....................................................18

                               TABLE OF CONTENTS
                                  (continued)
                                                                          Page

       7.2    Retention of Derivative Securities Litigation Claims........18

       7.3    Directors and Officers of Reorganized Sunbeam...............19

              (a) Board of Directors......................................19

              (b) Officers................................................19

       7.4    By-laws and Certificates of Incorporation...................19

       7.5    Issuance of New Securities..................................19

       7.6    Management Equity Plans.....................................19

Article VIII  EFFECT OF CONFIRMATION OF PLAN..............................20

       8.1    Term of Bankruptcy Injunction or Stays......................20

       8.2    Revesting of Assets.........................................20

       8.3    Claims Extinguished.........................................20

       8.4    Discharge of Debtor.........................................20

       8.5    Injunction..................................................20

       8.6    Continuation of Pension Plans...............................21

Article IX    CONFIRMATION AND EFFECTIVENESS OF THE PLAN..................21

       9.1    Conditions Precedent to Confirmation........................21

       9.2    Conditions Precedent to Effectiveness.......................21

       9.3    Effect of Failure of Conditions.............................22

       9.4    Waiver of Conditions........................................22

Article X     RETENTION OF JURISDICTION...................................22

       10.1   Retention of Jurisdiction...................................22

Article XI    MISCELLANEOUS PROVISIONS....................................23

       11.1   Effectuating Documents and Further Transactions.............23

       11.2   Corporate Action............................................23

       11.3   Exemption from Transfer Taxes...............................24

       11.4   Limited Releases of Releasees...............................24

       11.5   Limited Release by Releasees................................24

       11.6   Exculpation.................................................24

       11.7   Termination of Committee....................................25

       11.8   Post-Effective Date Fees and Expenses.......................25

       11.9   Payment of Statutory Fees...................................25

       11.10  Amendment or Modification of the Plan.......................25

                               TABLE OF CONTENTS
                                  (continued)
                                                                          Page

       11.11  Severability................................................25

       11.12  Revocation or Withdrawal of the Plan........................26

       11.13  Binding Effect..............................................26

       11.14  Notices.....................................................26

       11.15  Governing Law...............................................27

       11.16  Withholding and Reporting Requirements......................27

       11.17  Plan Supplement.............................................27

       11.18  Sections 1125 and 1126 of the Bankruptcy Code...............27

       11.19  Allocation of Plan Distributions............................27

       11.20  Headings....................................................28

       11.21  Exhibits/Schedules..........................................28

       11.22  Filing of Additional Documents..............................28

       11.23  Change of Name..............................................28

UNITED STATES BANKRUPTCY COURT
SOUTHERN DISTRICT OF NEW YORK
-----------------------------------------------x
                                               :
In re                                          :      Chapter 11 Case No.
                                               :
SUNBEAM CORPORATION,                           :      01-40291 (AJG)
                                               :
                                               :
                                               :
                                               :
                                    Debtor.    :
                                               :
-----------------------------------------------x

                 DEBTOR'S THIRD AMENDED PLAN OF REORGANIZATION
                    UNDER CHAPTER 11 OF THE BANKRUPTCY CODE

     Sunbeam Corporation proposes the following plan of reorganization under section 1121(a) of title 11 of the United States Code:

                                  Article I

                     DEFINITIONS AND CONSTRUCTION OF TERMS

     Definitions. As used herein, the following terms have the respective meanings specified below:

     1.1 Administrative Expense Claim means any right to payment constituting a cost or expense of administration of the Chapter 11 Case under sections 503(b) and 507(a)(1) of the Bankruptcy Code, including, without limitation, any actual and necessary costs and expenses of preserving the estate of the Debtor, any actual and necessary costs and expenses of operating the business of the Debtor, any indebtedness or obligations incurred or assumed by the Debtor in Possession in connection with the conduct of its business, including, without limitation, for the acquisition or lease of property or an interest in property or the rendition of services, all compensation and reimbursement of expenses to the extent Allowed by the Bankruptcy Court under section 330 or 503 of the Bankruptcy Code and any fees or charges assessed against the estate of the Debtor under section 1930 of chapter 123 of title 28 of the United States Code.

     1.2 Adversary Proceeding means the adversary proceeding commenced in the Chapter 11 Case by the Committee on July 31, 2001, styled Official Committee of Unsecured Creditors of Sunbeam Corporation v. Morgan Stanley & Co., Inc., et al., Adv. Pro. 01-02886 (AJG).

     1.3 Affiliate means, as to (i) any Person, any other Person which, directly or indirectly, is in control of, is controlled by, or is under common control with, such Person and (ii) as to any of the Banks, any Person which, directly or indirectly, is in control of, is controlled by, or is under common control with, such Bank, or its parent or related entity that participated in the issuance of the Subordinated Notes or the extensions of credit pursuant to the Bank Credit Agreement. For purposes of this definition, "control" of a Person means the power, directly or indirectly, either to (a) vote 20% or more of the securities having ordinary voting power for the election of directors (or persons performing similar functions) of such Person or (b) direct or cause the direction of the management and policies of such Person, whether by contract or otherwise.

     1.4 Allowed means, with reference to any Claim, (a) any Claim against the Debtor which has been listed by the Debtor in its Schedules, as such Schedules may be amended by the Debtor from time to time in accordance with Bankruptcy Rule 1009, as liquidated in amount and not disputed or contingent and for which no contrary proof of claim has been filed, (b) any Claim allowed hereunder, (c) any Claim which is not Disputed, (d) any Claim that is compromised, settled or otherwise resolved pursuant to a Final Order of the Bankruptcy Court or under the Plan, or (e) any Claim which, if Disputed, has been Allowed by Final Order; provided, however, that Claims allowed solely for the purpose of voting to accept or reject the Plan pursuant to an order of the Bankruptcy Court shall not be considered "Allowed Claims" hereunder. Unless otherwise specified herein or by order of the Bankruptcy Court, "Allowed Administrative Expense Claim" or "Allowed Claim" shall not, for any purpose under the Plan, include interest on such Administrative Expense Claim or Claim from and after the Commencement Date.

     1.5 Assumed Corporate Indemnities mean any obligation of the Debtor to defend, indemnify, reimburse or limit the liability of its present and any former officers, directors and/or employees who were officers, directors and/or employees, respectively, on or after the Commencement Date, solely in their capacity as officers, directors and/or employees, against any claims or obligations pursuant to the Debtor's certificate of incorporation or by-laws, applicable state law or specific agreement, or any combination of the foregoing.

     1.6 Assumed Indemnification Claims mean all Claims, if any, as to which the claimant asserts rights based only upon the Assumed Corporate Indemnities.

     1.7 Ballot means the form distributed to each holder of an impaired Claim on which is to be indicated acceptance or rejection of the Plan.

     1.8 Bank Credit Agreement means that certain Credit Agreement, dated as of March 30, 1998, among Sunbeam Corporation, certain Sunbeam Affiliates and the Banks, and any and all of the documents, instruments and agreements relating thereto, including, without limitation, all guarantees and security documents, instruments and agreements executed and delivered in connection with the such Credit Agreement, as the same may have been amended, supplemented, modified, extended, replaced, refinanced, renewed or restated as of the Commencement Date.

     1.9 Banks means, Wachovia Bank, National Association (f/k/a First Union National Bank), as agent and lender, and Bank of America, N.A. and Morgan Stanley Senior Funding, Inc., as lenders under the Bank Credit Agreement.

     1.10 Bankruptcy Code means title 11 of the United States Code, as amended from time to time, as applicable to the Chapter 11 Case.

     1.11 Bankruptcy Court means the United States Bankruptcy Court for the Southern District of New York having jurisdiction over the Chapter 11 Case and, to the extent of any reference under section 157 of title 28 of the United States Code, the unit of such District Court under section 151 of title 28 of the United States Code.

     1.12 Bankruptcy Rules means the Federal Rules of Bankruptcy Procedure as promulgated by the United States Supreme Court under section 2075 of title 28 of the United States Code, and any Local Rules of the Bankruptcy Court.

     1.13 Benefit Plans means all savings, retirement, healthcare, severance, performance-based cash incentive, retention, employee welfare benefit, life insurance, disability and similar plans and agreements. A schedule, in form reasonably acceptable to the Banks, listing the Benefit Plans shall be provided to the Banks no later than 10 days prior to the hearing on approval of the Disclosure Statement.

     1.14 Business Day means any day other than a Saturday, Sunday or any other day on which commercial banks in New York, New York are required or authorized to close by law or executive order.

     1.15 Cash means legal tender of the United States of America.

     1.16 Causes of Action means, without limitation, any and all actions, causes of action, liabilities, obligations, rights, suits, damages, judgments, claims and demands whatsoever, whether known or unknown, existing or hereafter arising, in law, equity or otherwise, based in whole or in part upon any act or omission or other event occurring prior to the Commencement Date or during the course of the Chapter 11 Case, including through the Effective Date.

     1.17 Chapter 11 Case means the case under chapter 11 of the Bankruptcy Code commenced by the Debtor in the Bankruptcy Court.

     1.18 Claim has the meaning set forth in section 101 of the Bankruptcy
Code.

     1.19 Class means a category of holders of Claims or Equity Interests as set forth in Article III of the Plan.

     1.20 Collateral means any property or interest in property of the estate of the Debtor subject to a Lien to secure the payment or performance of a Claim, which Lien is not subject to avoidance or otherwise invalid under the Bankruptcy Code or applicable state law.

     1.21 Commencement Date means February 6, 2001, the date on which the Debtor commenced the Chapter 11 Case.

     1.22 Committee means the statutory committee of unsecured creditors appointed in the Chapter 11 Case pursuant to section 1102 of the Bankruptcy Code.

     1.23 Confirmation Date means the date on which the Clerk of the Bankruptcy Court enters the Confirmation Order on the docket.

     1.24 Confirmation Hearing means the hearing held by the Bankruptcy Court to consider confirmation of the Plan pursuant to section 1129 of the Bankruptcy Code, as such hearing may be adjourned or continued from time to time.

     1.25 Confirmation Order means the order of the Bankruptcy Court confirming the Plan pursuant to section 1129 of the Bankruptcy Code.

     1.26 Debtor means Sunbeam Corporation.

     1.27 Debtor in Possession means the Debtor in its capacity as debtor in possession in the Chapter 11 Case pursuant to sections 1101, 1107(a) and 1108 of the Bankruptcy Code.

     1.28 Derivative Securities Litigation Claims means the Claims or Causes of Action set forth in Exhibit A to the Plan and any and all other Claims or Causes of Action derivative of or from the Debtor.

     1.29 Disbursing Agent means any Entity in its capacity as a disbursing agent under Section 5.5(a) hereof.

     1.30 Disclosure Statement means the disclosure statement relating to the Plan, including, without limitation, all exhibits and schedules thereto, as approved by the Bankruptcy Court pursuant to section 1125 of the Bankruptcy Code.

     1.31 Disputed means, with reference to any Claim, any Claim proof of which was timely and properly filed, and in such case or in the case of an Administrative Expense Claim, any Administrative Expense Claim or Claim which is disputed under the Plan or as to which the Debtor has interposed a timely objection and/or request for estimation in accordance with section 502(c) of the Bankruptcy Code and Bankruptcy Rule 3018, which objection and/or request for estimation has not been withdrawn or determined by a Final Order, and any Claim proof of which was required to be filed by order of the Bankruptcy Court but as to which a proof of claim was not timely or properly filed. A Claim that is Disputed by the Debtor as to its amount only, shall be deemed Allowed in the amount the Debtor admits owing, if any, and Disputed as to the excess.

     1.32 Disputed Claim Amount means the amount set forth in the proof of claim relating to a Disputed Claim or, if an amount is estimated in respect of a Disputed Claim in accordance with section 502(c) of the Bankruptcy Code and Bankruptcy Rule 3018, the amount so estimated pursuant to an order of the Bankruptcy Court.

     1.33 Effective Date means the first Business Day on which the conditions specified in Section 9.2 of the Plan have been satisfied or waived.

     1.34 Employee Options means the stock options and equivalent incentive awards issued by Reorganized Sunbeam and the Reorganized Subsidiaries pursuant to the Management Equity Plans, which in the case of stock options and equivalent incentive awards issued by Reorganized Sunbeam shall be subject to the Securityholders Agreement and upon exercise the Registration Rights Agreement.

     1.35 Entity shall have the meaning set forth in section 101(15) of the Bankruptcy Code.

     1.36 Equity Interest means any share of common stock or other instrument evidencing an ownership interest in the Debtor, whether or not transferable, and any option, warrant or right, contractual or otherwise, to acquire any such interest.

     1.37 Equity Holder Securities Claims means any and all Claims and Causes of Action of any kind whatsoever, known or unknown, asserted or which might have been, or might in the future be, asserted in a direct or other capacity against the Debtor arising out of, relating to or in connection with: (i) the purchase, ownership, sale or other decision or action made or taken, or declined, or failed or refused to be made or taken, or otherwise foregone, concerning or relating to the Equity Interests; (ii) the facts, transactions, events, occurrences, acts, representations, disclosures, statements, omissions or failures to act which were alleged or could have been alleged in the pending litigation asserted against the Debtor, whether asserted individually or on behalf of a class of plaintiffs, which generally arise from allegations of alleged acts or omissions of the Debtor or any other Persons or Entities prior to the Commencement Date with respect to or concerning the Equity Interests, or the purchase, sale or ownership thereof, including, without limitation, the litigation or causes of action set forth in Exhibit B to the Plan; (iii) accounting irregularities or errors, if any, or alleged accounting irregularities or errors relating to the Sunbeam Group; (iv) the historical or projected financial condition or results of the Sunbeam Group; (v) state law appraisal rights sought or requested in connection with or relating in any manner to the Sunbeam Group; (vi) any restatements of the Debtor's or any member of the Sunbeam Group's financial statements or results of operations;
(vii) any other Claims and Causes of Action arising out of, relating to, or in connection with the Equity Interests that would be subject to and subordinated under section 510(b) of the Bankruptcy Code; and (viii) indemnification, reimbursement or contribution

Claims with respect to any of the foregoing; provided, however, that, notwithstanding the foregoing, Equity Holder Securities Claims shall not include Assumed Indemnification Claims and Derivative Securities Litigation Claims.

     1.38 ERISA shall mean the Employee Retirement Income Security Act of 1974, as amended.

     1.39 Final Order means an order of the Bankruptcy Court or any other court of competent jurisdiction as to which the time to appeal, petition for certiorari, or move for reargument or rehearing has expired and as to which no appeal, petition for certiorari, or other proceedings for reargument or rehearing shall then be pending or as to which any right to appeal, petition for certiorari, reargue, or rehear shall have been waived in writing in form and substance satisfactory to the Debtor or, on and after the Effective Date, Reorganized Sunbeam, or, in the event that an appeal, writ of certiorari, or reargument or rehearing thereof has been sought, such order of the Bankruptcy Court or other court of competent jurisdiction shall have been determined by the highest court to which such order was appealed, or certiorari, reargument or rehearing shall have been denied and the time to take any further appeal, petition for certiorari or move for reargument or rehearing shall have expired; provided, however, that the possibility that a motion under Rule 59 or Rule 60 of the Federal Rules of Civil Procedure, or any analogous rule under the Bankruptcy Rules or applicable state court rules of civil procedure, may be filed with respect to such order shall not cause such order not to be a Final Order.

     1.40 GECC means General Electric Capital Corporation and its Affiliates.

     1.41 General Unsecured Claim means any Claim other than a Secured Claim, Administrative Expense Claim, Priority Tax Claim, Other Priority Claim, Subordinated Note Claim, Derivative Securities Litigation Claim, Affiliate Claim, Subordinated Noteholder Securities Claim and Equity Holder Securities Claim.

     1.42 Indenture Trustee means The Bank of New York, as indenture trustee under the Subordinated Notes Indenture, and any successor indenture trustee that may be appointed.

     1.43 Lien has the meaning set forth in section 101 of the Bankruptcy
Code.

     1.44 Management Equity Plans means the stock option or equivalent incentive award plans to be established by Reorganized Sunbeam and separate stock option or equivalent incentive award plans for certain employees of the Reorganized Subsidiaries on the Effective Date, which shall be in substantially the form contained in the Plan Supplement.

     1.45 Management Investment Securities means the shares of Reorganized Sunbeam Common Stock to be issued on the Effective Date in consideration for an investment of $3,000,000 to be made by Mr. Jerry W. Levin and up to $2,000,000 in the aggregate to be made by one or more employees of Reorganized Sunbeam and the restricted shares of Reorganized Sunbeam Common Stock to be granted to Mr. Levin in connection therewith.

     1.46 Management Stockholders means the participants in the Management Equity Plans.

     1.47 Morgan Stanley means Morgan Stanley & Co., Incorporated and its Affiliates.

     1.48 New Secured Term Notes means the secured term notes authorized and to be issued by Reorganized Sunbeam in the principal amount of $100,000,000 on the Effective Date, pursuant to the Plan, on the terms and subject to the conditions set forth in Exhibit C to the Plan.

     1.49 New Secured Term Notes Documents means that certain indenture, by and among Reorganized Sunbeam, as issuer, the Reorganized Subsidiaries, as guarantors, an indenture trustee reasonably satisfactory to the Debtor and the Banks, and the Banks, as lenders, and the related collateral documents, pursuant to which the New Secured Term Notes will be issued and secured, which documents will be in substantially the forms contained in the Plan Supplement.

     1.50 Other Priority Claim means any Claim, other than an Administrative Expense Claim or a Priority Tax Claim, entitled to priority in right of payment under section 507(a) of the Bankruptcy Code.

     1.51 Other Secured Claim means any Secured Claim, other than Secured Bank Claims and Affiliate Claims that are Secured Claims.

     1.52 PBGC shall mean the Pension Benefit Guaranty Corporation, a United States government corporation that administers the defined benefit pension plan termination insurance program under Title IV of ERISA.

     1.53 Pension Plans shall mean the following defined benefit pension plans of the Debtor covered by Title IV of ERISA: Pension Plan for Hourly Employees of Sunbeam-Oster Company, Inc. at the Portland, Tennessee Plant; Pension Plan for Hourly Employees of Sunbeam-Oster Company, Inc. at the Nacogdoches, Texas, Waynesboro, Georgia and Linton, Indiana Plants; and Pension Plan for Employees of Sunbeam-Oster Company, Inc.

     1.54 Person shall have the meaning set forth in section 101(41) of the Bankruptcy Code.

     1.55 Plan means this chapter 11 plan of reorganization, including, without limitation, the Plan Supplement and all exhibits, supplements, appendices and schedules hereto, either in its present form or as the same may be altered, amended or modified from time to time.

     1.56 Plan Supplement means the forms of documents specified in Section
11.17 of the Plan.

     1.57 Post-Petition Banks means, collectively, the agents and lenders that are from time to time parties to the Post-Petition Bank Credit Agreement.

     1.58 Post-Petition Bank Credit Agreement means that certain Revolving Credit and Guarantee Agreement, dated as of February 6, 2001, among Sunbeam Corporation, the subsidiaries of Sunbeam Corporation parties thereto, and the agents and lenders from time to time parties thereto, and any and all of the documents, instruments and agreements relating thereto, including, without limitation, all guarantees and security documents, instruments and agreements executed and delivered in connection with the Post-Petition Credit Agreement, as the same may have been amended, restated, supplemented or otherwise modified from time to time.

     1.59 Priority Tax Claim means any Claim of a governmental unit of the kind specified in sections 502(i) and 507(a)(8) of the Bankruptcy Code.

     1.60 Pro Rata Share means a proportionate share, so that the ratio of the consideration distributed on account of an Allowed Claim in a Class to the amount of such Allowed Claim is the same as the ratio of the amount of the consideration distributed on account of all Allowed Claims in such Class to the amount of all Allowed Claims in such Class.

     1.61 Record Date means November 25, 2002.

     1.62 Registration Rights Agreement means the registration rights agreement governing the Reorganized Sunbeam Common Stock, the Management Investment Securities, and any shares of Reorganized Sunbeam Common Stock issued upon exercise of the Employee Options, which agreement shall be in substantially the form contained in the Plan Supplement. A summary of certain of the material terms of the Registration Rights Agreement is included in the Disclosure Statement.

     1.63 Releasees means all present and former officers and directors of the Debtor who were directors and/or officers, respectively, on or after the Commencement Date, and any other Persons who serve or served as members of management of the Debtor on or after the Commencement Date, all present and former members of the Committee, all present and former Banks and Post-Petition Banks (and their respective Affiliates and known loan participants), Morgan Stanley, all present and former officers and directors and other Persons who serve or served as members of the management of any present or former member of the Committee or of any present or former Bank or Post-Petition Bank (and their respective Affiliates and known loan participants), Morgan Stanley, and all post-Commencement Date advisors, consultants or professionals of or to the Debtor, the Committee, the members of the Committee, the Banks and the Post-Petition Banks (and their respective Affiliates and known loan participants) and Morgan Stanley.

     1.64 Reorganized Subsidiaries means all of the direct and indirect domestic subsidiaries of the Debtor that are debtors-in-possession in separately administered chapter 11 cases, on and after the effective date of the Subsidiaries Plan.

     1.65 Reorganized Sunbeam means Sunbeam Corporation on and after the Effective Date.

     1.66 Reorganized Sunbeam By-laws means the amended and restated By-laws of Reorganized Sunbeam, which shall be in substantially the form contained in the Plan Supplement.

     1.67 Reorganized Sunbeam Certificate of Incorporation means the amended and restated Certificate of Incorporation of Reorganized Sunbeam, which shall be in substantially the form contained in the Plan Supplement.

     1.68 Reorganized Sunbeam Common Stock means the number of shares of common stock of Reorganized Sunbeam authorized and to be issued pursuant to the Plan, which number shall be disclosed on or prior to the Confirmation Hearing. The Reorganized Sunbeam Common Stock shall have a par value of $.01 per share, shall be subject to the Securityholders Agreement and the Registration Rights Agreement and shall have rights with respect to dividends, liquidation, voting and other matters as are provided for by applicable law or in the Reorganized Sunbeam Certificate of Incorporation, the Reorganized Sunbeam By-laws, the Securityholders Agreement and the Registration Rights Agreement.

     1.69 Schedules means the schedule of assets and liabilities, the list of holders of Equity Interests and the statement of financial affairs filed by the Debtor under section 521 of the Bankruptcy Code and Bankruptcy Rule 1007, and all amendments and modifications thereto through and including the date by which objections to Claims must be filed with the Bankruptcy Court pursuant to
Section 5.6 of the Plan.

     1.70 Secured Bank Claims means all Claims of the Banks against the Debtor arising under or in connection with the Bank Credit Agreement, including, without limitation, any Claims of the Banks that are converted to postpetition administrative expense claims pursuant to any order of the Bankruptcy Court approving the provision of adequate protection to holders of Secured Bank Claims.

     1.71 Secured Claim means any Claim, to the extent reflected in the Schedules or a proof of claim as a Secured Claim, which is secured by a Lien on Collateral to the extent of the value of such Collateral, as determined in accordance with section 506(a) of the Bankruptcy Code, or, in the event that such Claim is subject to a permissible setoff under section 553 of the Bankruptcy Code, to the extent of such permissible setoff, including, without limitation, Secured Bank Claims, Other Secured Claims and Affiliate Claims that are Secured Claims.

     1.72 Securityholders Agreement means the securityholders agreement governing the Reorganized Sunbeam Common Stock, the Management Investment Securities, any shares of Reorganized Sunbeam Common Stock issued upon the exercise of the Employee Options and such other equity interests as are agreed to by the Debtor and the Banks, which agreement shall be in substantially the form contained in the Plan Supplement. A summary of certain of the material terms of the Securityholders Agreement is included in the Disclosure Statement.

     1.73 Subordinated Note Claims means all Claims arising under or in connection with the Subordinated Notes Indenture; provided, however, that Subordinated Noteholder Securities Claims shall not be Subordinated Note Claims.

     1.74 Subordinated Noteholder Securities Claims means any and all Claims and Causes of Action of any kind whatsoever, known or unknown, asserted or which might have been, or might in the future be, asserted in a direct or other capacity against the Debtor or the Subsidiary Debtors arising out of, relating to or in connection with: (i) the purchase, ownership, sale or other decision or action made or taken, or declined, or failed or refused to be made or taken, or otherwise foregone, concerning or relating to the Subordinated Notes; (ii) the facts, transactions, events, occurrences, acts, representations, disclosures, statements, omissions or failures to act which were alleged or could have been alleged in the pending litigation asserted against the Debtor, whether asserted individually or on behalf of a class of plaintiffs, which generally arise from allegations of alleged acts or omissions of the Debtor or any other Persons or Entities prior to the Commencement Date with respect to or concerning the Subordinated Notes, or the purchase, sale or ownership thereof, including, without limitation, the litigation or causes of action set forth on Exhibit E to the Plan; (iii) accounting irregularities or errors, if any, or alleged accounting irregularities or errors relating to the Debtor or the Sunbeam Group; (iv) the historical or projected financial condition or results of the Sunbeam Group;
(v) any restatements of the Debtor's or any member of the Sunbeam Group's financial statements or results of operations; (vi) any other Claims and Causes of Action arising out of, relating to, or in connection with the Subordinated Notes that would be subject to and subordinated under section 510(b) of the Bankruptcy Code; and (vii) indemnification, reimbursement or contribution Claims against the Debtor with respect to any of the foregoing; provided, however, that, notwithstanding the foregoing, Subordinated Noteholder Securities Claims shall not include Assumed Indemnification Claims and Derivative Securities Litigation Claims.

     1.75 Subordinated Notes means all notes issued and outstanding under the Subordinated Notes Indenture as of the Commencement Date.

     1.76 Subordinated Notes Indenture means the trust indenture, dated as of March 25, 1998, between Sunbeam, as issuer of the Subordinated Notes, and the Indenture Trustee, and all of the documents and instruments relating thereto, as amended, supplemented, modified or restated as of the Commencement Date.

     1.77 Subsidiaries Plan means the joint chapter 11 plan of reorganization proposed by certain domestic Sunbeam Affiliates in their separately (but jointly) administered chapter 11 cases pending in the Bankruptcy Court.

     1.78 Subsidiary Debtors means all of the direct and indirect domestic subsidiaries of the Debtor that are debtors-in-possession in separately administered Chapter 11 cases, styled AI Realty Marketing of New York, et al., Case Nos. 01-40252 through 01-40290 (AJG).

     1.79 Sunbeam Affiliate Claim means any Claim, whether secured or unsecured, of a Sunbeam Affiliate.

     1.80 Sunbeam Affiliates means, collectively, AI Realty Marketing of New York, Inc.; Beacon Exports, Inc.; BRK Brands, Inc.; CC Outlet, Inc.; CMO, Inc.; Coleman Argentina, Inc.; Coleman International Holdings, LLC; Coleman Powermate, Inc.; Coleman Puerto Rico, Inc.; Coleman Venture Capital, Inc.; Coleman Worldwide Corp.; DDG I, Inc.; Family Gard, Inc.; First Alert, Inc.; General Archery Industries, Inc.; GHI I, Inc.; JGK, Inc.; Kaimona, Inc.; Kansas Acquisition Corp.; L.A. Services, Inc.; Laser Acquisition Corp.; Nippon Coleman, Inc.; Packs & Travel Corporation; Pearson Holdings, Inc.; PH III, Inc.; River View Corporation of Barling, Inc.; SI II, Inc.; Sierra Corporation of Fort Smith, Inc.; Sunbeam Americas Holdings, Ltd.; Sunbeam Health & Safety Company; Sunbeam Latin America, LLC; Sunbeam Products, Inc.; Sunbeam Services, Inc.; Survival Gear, Inc.; Thalia Products Inc.; The Coleman Company, Inc.; THL-FA IP Corp; Vero Dunes Venturer, Inc.; Woodcraft Equipment Company; Application Des Gaz, S.A.S. (France); Australian Coleman, Inc.; Bafiges S.A.S. (France); BRK Brands Europe Limited (England and Wales); Camping Gaz CS Spol S.R.O. (Czech Republic); Camping Gaz GmbH (Austria); Camping Gaz Great Britain, L.T.D. (Great Britain); Camping do Brasil (Brazil); Camping Gaz International Deutschland GmbH (Germany); Camping Gaz Hellas (Greece); Camping Gaz International Portugal, L.T.D. (Portugal); Camping Gaz Italie S.r.L. (Italy); Camping Gaz Poland (Poland); Camping Gaz Senegal (Senegal); Camping Gaz Suisse A.G. (Switzerland); CC Gaz Hungary (C. Gax Kft.); Coleman Argentina S.A. (Argentina); Coleman Asset Diversification, Inc.; Coleman Asia Limited (Hong Kong); Coleman Benelux B.V. (Netherlands); Coleman Brands Pty Limited (Australia); Coleman Brands Pty Ltd.; Coleman do Brasil Ltda. (Brazil); Coleman Country Ltd.; Coleman Deutschland GmbH (Germany); Coleman Europe BVBA (Belgium); Coleman International SARL (LLC) (Switzerland); Coleman Japan Co., Ltd. (Japan); Coleman Latin America, LLC; Coleman Life Styles KK (Japan); Coleman Mexico S.A. de C.V. (Mexico); Coleman Powermate International, Inc.; Coleman SVB S.r.L (Italy); Coleman Taymar Limited (England and Wales); Coleman UK Holdings Limited (England and Wales); Coleman UK PLC (England and Wales); Electronica BRK de Mexico S.A. de C.V. (Mexico); Epigas International Limited; Oster de Venezuela, S.A. (Venezuela); Productos Coleman, S.A. (Spain); RRR Funding LLC; Servicios Sunbeam-Coleman De Mexico, S.S. de C.V.; SI China Ventures, Ltd. (Hong Kong); Sunbeam Asset Diversification, Inc.; Sunbeam Corporation (Canada) Limited (Ontario); Sunbeam Corporation Europe SARL (France); Sunbeam Europe S.A.S.; Sunbeam Holdings S.A. de C.V. (Mexico); Sunbeam International (Asia), Ltd.; Sunbeam Mexicana S.A. de C.V. (Mexico); Sunbeam Oster de Acuna S.A. de C.V. (Mexico); Sunbeam Oster de Matarmoros S.A. de C.V. (Mexico); Sunbeam Oster International (FSC), Inc. (Barbados); and Taymar Gas Limited.

     1.81 Sunbeam Group means, collectively, Sunbeam Corporation and the Sunbeam Affiliates.

     1.82 Working Capital Facility means one or more term loans, a revolving credit facility and/or securitization facility to be established on the Effective Date, with availability of approximately $380,000,000 in the aggregate, secured by a first lien on substantially all of the assets of Reorganized Sunbeam and its domestic subsidiaries (with exceptions to be agreed upon), the terms and conditions of which shall be satisfactory to the Debtor, the Subsidiary Debtors and the Banks.

     1.83 Working Capital Facility Documents means that certain Working Capital Facility loan agreement, by and among Reorganized Sunbeam, certain of the Reorganized Subsidiaries and certain other Affiliates, as borrowers, the Reorganized Subsidiaries, as guarantors, and lenders satisfactory to the Debtors and the Banks, the related collateral documents, the guarantee and security agreement to be provided by Reorganized Sunbeam and the Reorganized Subsidiaries, and all ancillary agreements, documents, and instruments to be issued or given in connection therewith.

     Interpretation; Application of Definitions and Rules of Construction. Wherever from the context it appears appropriate, each term stated in either the singular or the plural shall include both the singular and the plural and pronouns stated in the masculine, feminine or neuter gender shall include the masculine, feminine and neuter. Unless otherwise specified, all section, article, schedule or exhibit references in the Plan are to the respective
Section in, Article of, Schedule to, or Exhibit to, the Plan. The words "herein," "hereof," "hereto," "hereunder" and other words of similar import refer to the Plan as a whole and not to any particular section, subsection or clause contained in the Plan. The rules of construction contained in section 102 of the Bankruptcy Code shall apply to the construction of the Plan. A term used herein that is not defined herein, but that is used in the Bankruptcy Code, shall have the meaning ascribed to that term in the Bankruptcy Code. The headings in the Plan are for convenience of reference only and shall not limit or otherwise affect the provisions of the Plan. In the event of any conflict between the terms of this Plan and the Disclosure Statement, the terms of the Plan shall govern.

                                  Article II

                          TREATMENT OF ADMINISTRATIVE
                    EXPENSE CLAIMS AND PRIORITY TAX CLAIMS

     2.1 Administrative Expense Claims. Except to the extent that any entity entitled to payment of any Allowed Administrative Expense Claim agrees to a less favorable treatment, each holder of an Allowed Administrative Expense Claim shall receive Cash in an amount equal to such Allowed Administrative Expense Claim on the later of the Effective Date and the date such Administrative Expense Claim becomes an Allowed Administrative Expense Claim, or as soon thereafter as is practicable; provided, however, that Allowed Administrative Expense Claims representing liabilities incurred in the ordinary course of business by the Debtor in Possession or liabilities arising under loans or advances to or other obligations incurred by the Debtor in Possession shall be paid in full and performed by Reorganized Sunbeam in the ordinary course of business in accordance with the terms and subject to the conditions of any agreements governing, instruments evidencing or other documents relating to such transactions.

     2.2 Professional Compensation and Reimbursement Claims. All entities seeking an award by the Bankruptcy Court of compensation for services rendered or reimbursement of expenses incurred through and including the Effective Date under sections 503(b)(2), 503(b)(3), 503(b)(4) or 503(b)(5) of the Bankruptcy Code shall (a) file their respective final applications for allowances of compensation for services rendered and reimbursement of expenses incurred through the Effective Date by no later than the date that is 60 days after the Effective Date, or such other date as may be fixed by the Bankruptcy Court and
(b) if granted such an award by the Bankruptcy Court, be paid in full in such amounts as are Allowed by the Bankruptcy Court (i) on the date such Administrative Expense Claim becomes an Allowed Administrative Expense Claim, or as soon thereafter as is practicable or (ii) upon such other terms as may be mutually agreed upon between such holder of an Administrative Expense Claim and Reorganized Sunbeam; provided, however, that in no event shall the professionals retained by the Committee seek or otherwise be awarded professional fees and expenses as an Allowed Administrative Expense Claim in an amount exceeding $1,000,000 in excess of any payments received prior to November 25, 2002.

     2.3 Priority Tax Claims. Except to the extent that a holder of an Allowed Priority Tax Claim has been paid by the Debtor prior to the Effective Date or agrees to a different treatment, each holder of an Allowed Priority Tax Claim shall receive, in full and complete settlement, satisfaction and discharge of its Allowed Priority Tax Claim, at the option of Reorganized Sunbeam, (a) Cash in an amount equal to such Allowed Priority Tax Claim on the later of the Effective Date and the date such Priority Tax Claim becomes an Allowed Priority Tax Claim, or as soon thereafter as is practicable or (b) equal annual Cash payments in an aggregate amount equal to such Allowed Priority Tax Claim, together with interest at a fixed annual rate equal to 8.0%, over a period through the sixth anniversary of the date of assessment of such Allowed Priority Tax Claim, or upon such other terms determined by the Bankruptcy Court to provide the holder of such Allowed Priority Tax Claim deferred Cash payments having a value, as of the Effective Date, equal to such Allowed Priority Tax Claim; provided, however, that the Debtor must obtain the consent of the Banks in order to elect option (a).

                                 Article III

                 CLASSIFICATION OF CLAIMS AND EQUITY INTERESTS

     Claims, other than Administrative Expense Claims and Priority Tax Claims, and Equity Interests, are classified for all purposes, including voting, confirmation and distribution pursuant to the Plan, as follows:

Class                                                           Status
-----                                                           ------

Class 1 - Other Priority Claims                                 Unimpaired

Class 2 - Other Secured Claims                                  Unimpaired

Class 3 - Secured Bank Claims                                   Impaired

Class 4 - General Unsecured Claims                              Impaired

Class 5 - Subordinated Note Claims                              Impaired

Class 6 - Subordinated Noteholder Securities Claims             Impaired

Class 7 - Sunbeam Affiliate Claims                              Impaired

Class 8 - Equity Interests                                      Impaired

Class 9 - Equity Holder Securities Claims                       Impaired


                                  Article IV

                   TREATMENT OF CLAIMS AND EQUITY INTERESTS

     4.1 CLASS 1 - OTHER PRIORITY CLAIMS.

     (a) Impairment and Voting. Class 1 is unimpaired by the Plan. Each holder of an Allowed Other Priority Claim is conclusively presumed to have accepted the Plan and is not entitled to vote to accept or reject the Plan.

     (b) Distributions. Except to the extent that a holder of an Allowed Other Priority Claim has been paid by the Debtor prior to the Effective Date or agrees to a different treatment, each holder of an Allowed Other Priority Claim shall receive, in full and complete settlement, satisfaction and discharge of its Allowed Other Priority Claim, Cash in an amount equal to such Allowed Other Priority Claim on the later of the Effective Date and the date such Allowed Other Priority Claim becomes an Allowed Other Priority Claim, or as soon thereafter as is practicable.

     4.2 CLASS 2 - OTHER SECURED CLAIMS.

     (a) Impairment and Voting. Class 2 is unimpaired by the Plan. Each holder of an Allowed Other Secured Claim is conclusively presumed to have accepted the Plan and is not entitled to vote to accept or reject the Plan.

     (b) Distributions/Reinstatement of Claims. Except to the extent that a holder of an Allowed Other Secured Claim has been paid by the Debtor prior to the Effective Date or agrees to a different treatment, each holder of an Allowed Other Secured Claim shall, in full and complete settlement, satisfaction and discharge of its Allowed Other Secured Claim, at the option of Reorganized Sunbeam, (i) be reinstated and rendered unimpaired in accordance with section 1124 of the Bankruptcy Code, (ii) receive Cash in an amount equal to such Allowed Other Secured Claim, including any interest on such Allowed Other Secured Claim required to be paid pursuant to section 506(b) of the Bankruptcy Code, on the later of the Effective Date and the date such Allowed Other Secured Claim becomes an Allowed Other Secured Claim, or as soon thereafter as is practicable or (iii) receive the Collateral securing its Allowed Other Secured Claim and any interest on such Allowed Other Secured Claim required to be paid pursuant to section 506(b) of the Bankruptcy Code, on the later of the Effective Date and the date such Allowed Other Secured Claim becomes an Allowed Other Secured Claim, or as soon thereafter as is practicable; provided, however, that the Debtor must obtain the consent of the Banks in order to elect option (ii).

     4.3 CLASS 3 - SECURED BANK CLAIMS.

     (a) Allowance. The Secured Bank Claims shall be deemed Allowed Claims in the aggregate amount of $1,602,489,994.

     (b) Impairment and Voting. Class 3 is impaired by the Plan. Each holder of an Allowed Secured Bank Claim is entitled to vote to accept or reject the Plan.

     (c) Distributions. On the Effective Date, each holder of an Allowed Secured Bank Claim as of the Record Date shall receive in full and complete settlement, satisfaction, release and discharge of its Allowed Secured Bank
Claim: (i) its Pro Rata Share of (A) 98.5% of the Reorganized Sunbeam Common Stock, and (B) $100,000,000 in principal amount of the New Secured Notes; and
(ii) the releases set forth in Section 11.4 of the Plan. The Reorganized Sunbeam Common Stock distributed to the holders of Allowed Secured Bank Claims is subject to dilution by issuance of the Management Investment Securities and exercise of the Employee Options. In addition, each holder of an Allowed Secured Bank Claim shall be entitled to retain all amounts paid to it or on its behalf as adequate protection or otherwise, and Reorganized Sunbeam will continue to pay the professional fees of the holders of the Allowed Secured Bank Claims after the Confirmation Date with respect to matters relating to the Plan or the Chapter 11 Case in accordance with the terms and conditions of the orders approving the Post-Petition Bank Credit Agreement.

     4.4 CLASS 4 - GENERAL UNSECURED CLAIMS.

     (a) Impairment and Voting. Class 4 is impaired by the Plan. Each holder of an Allowed General Unsecured Claim is entitled to vote to accept or reject the Plan.

     (b) Distributions. If Class 4 votes to accept the Plan by the requisite majorities set forth in section 1126(c) of the Bankruptcy Code, each holder of an Allowed General Unsecured Claim shall receive its Pro Rata Share of $1,000,000. If Class 4 does not vote to accept the Plan by the requisite statutory majorities, the holders of General Unsecured Claims shall not receive any distributions on account of such Claims.

     4.5 CLASS 5 - SUBORDINATED NOTE CLAIMS.

     (a) Allowance. The Subordinated Note Claims shall be deemed Allowed Claims solely for purposes of this Plan in the aggregate amount of $864,261,481.

     (b) Impairment and Voting. Class 5 is impaired by the Plan. Each holder of a Subordinated Note Claim is entitled to vote to accept or reject the Plan.

     (c) Distributions. On the Effective Date, each holder of an Allowed Subordinated Note Claim as of the Record Date shall receive in full and complete settlement, satisfaction, release and discharge of its Subordinated Note Claim its Pro Rata Share of 1.5% of the Reorganized Sunbeam Common Stock, subject to dilution by issuance of the Management Investment Securities and exercise of the Employee Options. In accordance with the Securityholders Agreement, the holders of Allowed Subordinated Note Claims shall be able to transfer all, but not less than all, of the Reorganized Sunbeam Common Stock to be issued pursuant to the Plan.

     4.6 CLASS 6 - SUBORDINATED NOTEHOLDER SECURITIES CLAIMS.

     (a) Impairment and Voting. Class 6 is impaired by the Plan. Each holder of a Subordinated Noteholder Securities Claim is conclusively presumed to have rejected the Plan as a holder of Subordinated Noteholder Securities Claims and is not entitled to vote to accept or reject the Plan.

     (b) Distributions. In accordance with Section 5.2 of the Plan, the holders of Subordinated Noteholder Securities Claims shall not receive any distributions on account of such Claims.

     4.7 CLASS 7 - SUNBEAM AFFILIATE CLAIMS.

     (a) Impairment and Voting. Class 7 is impaired by the Plan. Each holder of a Sunbeam Affiliate Claim is conclusively presumed to have rejected the Plan and is not entitled to vote to accept or reject the Plan.

     (b) Distributions. Each holder of an Allowed Sunbeam Affiliate Claim shall not receive any distributions on account of such Claims. On the Effective Date, all Sunbeam Affiliate Claims shall be extinguished by either offset, the distribution or contribution of such Allowed Sunbeam Affiliate Claims, or otherwise (as determined by the Debtor and the Subsidiary Debtors).

     4.8 CLASS 8 - EQUITY INTERESTS.

     (a) Impairment and Voting. Class 8 is impaired by the Plan. Each holder of an Equity Interest is conclusively presumed to have rejected the Plan as a holder of Equity Interests and is not entitled to vote to accept or reject the Plan.

     (b) Distributions. The holders of Equity Interests shall not receive any distributions on account of such Equity Interests. On the Effective Date, all Equity Interests shall be extinguished.

     4.9 CLASS 9 - EQUITY HOLDER SECURITIES CLAIMS.

     (a) Impairment and Voting. Class 9 is impaired by the Plan. Each holder of an Equity Holder Securities Claim is conclusively presumed to have rejected the Plan as a holder of Equity Holder Securities Claims and is not entitled to vote to accept or reject the Plan.

     (b) Distributions. In accordance with Section 5.2 of the Plan, the holders of Equity Holder Securities Claims shall not receive any distributions on account of such Claims.

                                   Article V

                        PROVISIONS REGARDING VOTING AND
                  DISTRIBUTIONS UNDER THE PLAN AND TREATMENT,
                   OF DISPUTED, CONTINGENT AND UNLIQUIDATED
                   ADMINISTRATIVE EXPENSE CLAIMS AND CLAIMS

     5.1 Voting of Claims. Each holder of an Allowed Claim in an impaired Class of Claims that is entitled to vote on the Plan pursuant to Article IV of the Plan shall be entitled to vote separately to accept or reject the Plan as provided in such order as is entered by the Bankruptcy Court establishing procedures with respect to the solicitation and tabulation of votes to accept or reject the Plan, or any other order or orders of the Bankruptcy Court.

     5.2 Enforcement of Subordination of Securities Claims. The treatment of the Subordinated Noteholder Securities Claims and Equity Holder Securities Claims pursuant to the Plan is in accordance with and gives effect to the provisions of section 510(b) of the Bankruptcy Code.

     5.3 Elimination of Vacant Classes. Any Class of Claims that is not occupied as of the date of commencement of the Confirmation Hearing by an Allowed Claim or a Claim temporarily allowed under Bankruptcy Rule 3018 shall be deemed eliminated from the Plan for purposes of voting to accept or reject the Plan and for purposes of determining acceptance or rejection of the Plan by such Class pursuant to section 1129(a)(8) of the Bankruptcy Code.

     5.4 Nonconsensual Confirmation. If any impaired Class of Claims entitled to vote shall not accept the Plan by the requisite statutory majorities provided in section 1126(c) of the Bankruptcy Code, the Debtor reserves the right to amend the Plan in accordance with Section 11.10 hereof or undertake to have the Bankruptcy Court confirm the Plan under section 1129(b) of the Bankruptcy Code or both. With respect to impaired Classes of Claims and Equity Interests that are deemed to reject the Plan, the Debtor shall request the Bankruptcy Court to confirm the Plan under section 1129(b) of the Bankruptcy Code.

     5.5 Method of Distributions Under the Plan.

     (a) Disbursing Agent. All distributions under the Plan shall be made by Reorganized Sunbeam as Disbursing Agent or such other entity designated by Reorganized Sunbeam as Disbursing Agent. A Disbursing Agent shall not be required to provide any bond, surety or other security for the performance of its duties, unless otherwise ordered by the Bankruptcy Court; and, in the event that a Disbursing Agent is so otherwise ordered, all costs and expenses of procuring any such bond, surety or other security shall be borne by Reorganized Sunbeam.

     (b) Delivery of Distributions. Subject to Bankruptcy Rule 9010, all distributions made by the Disbursing Agent under the Plan shall be made to the holder of each Allowed Claim at the address of such holder as listed on the Schedules as of the Record Date, unless the Debtor or, on and after the

Effective Date, Reorganized Sunbeam, has been notified in writing of a change of address, including, without limitation, by the filing of a timely proof of Claim by such holder that provides an address for such holder different from the address reflected on the Schedules.

     (c) Distributions of Cash. Any payment of Cash made by Reorganized Sunbeam pursuant to the Plan shall, at Reorganized Sunbeam's option, be made by check drawn on a domestic bank or wire transfer.

     (d) Distributions on Account of Subordinated Note Claims. Distributions to the holders of Allowed Subordinated Note Claims shall be made by the Indenture Trustee.

     (e) Surrender of Subordinated Notes. As a condition to receiving any distributions under the Plan, each holder of a Subordinated Note must surrender such note to the Indenture Trustee for subsequent surrender to Reorganized Sunbeam or its designee. Any holder of a Subordinated Note who fails to (a) surrender such note or (b) execute and deliver an affidavit of loss and/or indemnity reasonably satisfactory to the Indenture Trustee and Reorganized Sunbeam and furnish a bond in form, substance, and amount reasonably satisfactory to the Indenture Trustee and Reorganized Sunbeam before the first anniversary of the Effective Date shall be deemed to have forfeited all rights and Claims and may not participate in any distribution under the Plan.

     (f) Timing of Distributions. Any payment or distribution required to be made under the Plan on a day other than a Business Day shall be made on the next succeeding Business Day.

     (g) Hart-Scott-Rodino Compliance. Any shares of Reorganized Sunbeam Common Stock to be distributed under the Plan to any entity required to file a Premerger Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, shall not be distributed until the notification and waiting periods applicable under such Act to such entity shall have expired or been terminated.

     (h) Minimum Distributions. No payment of Cash less than twenty five dollars shall be made by Reorganized Sunbeam to any holder of a Claim unless a request therefor is made in writing to Reorganized Sunbeam.

     (i) Fractional Shares. No fractional shares of Reorganized Sunbeam Common Stock or Cash in lieu thereof, shall be distributed under the Plan. When any distribution pursuant to the Plan would otherwise result in the issuance of a number of shares of Reorganized Sunbeam Common Stock that is not a whole number, the actual distribution of shares of Reorganized Sunbeam Common Stock shall be rounded as follows: (i) fractions of 1/2 or greater shall be rounded to the next higher whole number; and (ii) fractions of less than 1/2 shall be rounded to the next lower whole number. The total number of shares of Reorganized Sunbeam Common Stock to be distributed pursuant to the Plan shall be adjusted as necessary to account for the rounding provided in this Section 5.4(i).

     (j) [Reserved].

     (k) Unclaimed Distributions. All distributions under the Plan that are unclaimed for a period of one year after distribution thereof shall be deemed unclaimed property under section 347(b) of the Bankruptcy Code and revested in Reorganized Sunbeam and any entitlement of any holder of any Claim to such distributions shall be extinguished and forever barred.

     (l) Distributions to Holders (Other than Subordinated Note Claims) as of the Record Date. As at the close of business on the Record Date, the claims register shall be closed, and there shall be no further changes in the record holder of any Claim. The Disbursing Agent shall have no obligation to recognize any transfer of any Claim occurring after the Record Date. The Disbursing Agent shall instead be authorized and entitled to recognize and deal for all purposes under the Plan with only those record holders stated on the claims register as of the close of business on the Record Date.

     (m) Distributions to Holders of Subordinated Note Claims as of the Record Date. As of the close of business on the Record Date, the Indenture Trustee will have no obligation to recognize any transfer of Subordinated Notes occurring after the Record Date for purposes of making distributions under the Plan. The Indenture Trustee will be entitled to recognize and deal for all purposes herein with only those holders of record stated on the transfer ledger maintained by the Indenture Trustees or their designees for the Subordinated Note Claims as of the close of business on the Record Date.

     5.6 Objections to and Resolution of Administrative Expense Claims and Claims. Except as to applications for allowance of compensation and reimbursement of expenses under sections 330 and 503 of the Bankruptcy Code, Reorganized Sunbeam shall, on and after the Effective Date, have the exclusive right to make and file objections to Administrative Expense Claims and Claims. On and after the Effective Date, Reorganized Sunbeam shall have the authority to compromise, settle, otherwise resolve or withdraw any objections to Administrative Expense Claims and Claims and compromise, settle or otherwise resolve Disputed Administrative Expense Claims and Disputed Claims without approval of the Bankruptcy Court. Unless otherwise ordered by the Bankruptcy Court, the Debtor and, on and after the Effective Date, Reorganized Sunbeam, shall file all objections to Administrative Expense Claims that are the subject of proofs of claim or requests for payment filed with the Bankruptcy Court (other than applications for allowances of compensation and reimbursement of expenses) and Claims and serve such objections upon the holder of the Administrative Expense Claim or Claim as to which the objection is made as soon as is practicable, but in no event later than 90 days after the Effective Date or such later date as may be approved by the Bankruptcy Court.

     5.7 Cancellation of Existing Securities and Agreements. Except as expressly provided for herein, on the Effective Date, the promissory notes, share certificates, option agreements, bonds and any and all other instruments or documents evidencing any Claim or Equity Interest, other than an Other Secured Claim that is reinstated and rendered unimpaired pursuant to Section
4.2 of the Plan, shall be deemed cancelled without further act or action under any applicable agreement, law, regulation, order or rule and the obligations of the Debtor under the agreements, indentures and certificates of designations governing such Claims and Equity Interests, as the case may be, shall be discharged.

     5.8 Registration of New Common Stock. All shares of Reorganized Sunbeam Common Stock, including shares issued upon exercise of the Employee Options and Management Investment Securities, shall be issued subject to, and all holders thereof shall automatically become parties to, the Registration Rights Agreement.

     5.9 Securityholders Agreement. All shares of Reorganized Sunbeam Common Stock and such other equity interests as are agreed to by the Debtor and the Banks, including shares issued upon exercise of the Employee Options and Management Investment Securities, shall be issued subject to, and all holders thereof shall automatically become parties to, the Securityholders Agreement.

                                  Article VI

                   EXECUTORY CONTRACTS AND UNEXPIRED LEASES

     6.1 Assumption or Rejection of Executory Contracts and Unexpired Leases.

     (a) Executory Contracts and Unexpired Leases. Pursuant to sections 365(a) and 1123(b)(2) of the Bankruptcy Code, all executory contracts and unexpired leases that exist between the Debtor and any Person or Entity shall be deemed assumed by the Debtor as of the Effective Date, except for any executory contract or unexpired lease (i) that has been rejected pursuant to an order of the Bankruptcy Court entered prior to the Confirmation Date, (ii) as to which a motion for approval of the rejection of such executory contract or unexpired lease has been filed and served prior to the Confirmation Date or (iii) that is set forth in Schedule 6.1(a)(x) (executory contracts) or Schedule 6.1(a)(y) (unexpired leases), which Schedules shall be included in the Plan Supplement; provided, however, that the Debtor reserves the right, on or prior to the Confirmation Date, to amend Schedules 6.1(a)(x) or 6.1(a)(y) to delete any executory contract or unexpired lease therefrom or add any executory contract or unexpired lease thereto, in which event such executory contract(s) or unexpired lease(s) shall be deemed to be, respectively, assumed by the Debtor or rejected. The Debtor shall provide notice of any amendments to Schedules 6.1(a)(x) or 6.1(a)(y) to the parties to the executory contracts and unexpired leases affected thereby. The listing of a document on Schedules 6.1(a)(x) and 6.1(a)(y) shall not constitute an admission by the Debtor that such document is an executory contract or an unexpired lease or that the Debtor has any liability thereunder.

     (b) Schedules of Rejected Executory Contracts and Unexpired Leases; Inclusiveness. Each executory contract and unexpired lease listed or to be listed on Schedules 6.1(a)(x) or 6.1(a)(y) that relates to the use or occupancy of real property shall include (i) modifications, amendments, supplements, restatements, or other agreements made directly or indirectly by any agreement, instrument, or other document that in any manner affects such executory contract or unexpired lease, without regard to whether such agreement, instrument or other document is listed on Schedules 6.1(a)(x) or 6.1(a)(y) and (ii) executory contracts or unexpired leases appurtenant to the premises listed on Schedules 6.1(a)(x) or 6.1(a)(y), including, without limitation, all easements, licenses, permits, rights, privileges, immunities, options, rights of first refusal, powers, uses, usufructs, reciprocal easement agreements, vault, tunnel or bridge agreements or franchises, and any other interests in real estate or rights in rem relating to such premises to the extent any of the foregoing are executory contracts or unexpired leases, unless any of the foregoing agreements previously has been assumed or assumed and assigned by the Debtor.

     (c) Insurance Policies. All of the Debtor's insurance policies and any agreements, documents or instruments relating thereto, are treated as executory contracts under the Plan. Nothing contained in this Section 6.1(c) shall constitute or be deemed a waiver of any Cause of Action that the Debtor may hold against any entity, including, without limitation, the insurer under any of the Debtor's policies of insurance.

     (d) Approval of Assumption, Assumption and Assignment or Rejection of Executory Contracts and Unexpired Leases. Entry of the Confirmation Order shall, subject to and upon the occurrence of the Effective Date, constitute
(i) the approval, pursuant to sections 365(a) and 1123(b)(2) of the Bankruptcy Code, of the assumption of the executory contracts and unexpired leases assumed pursuant to Section 6.1(a) hereof, (ii) the extension of time, pursuant to section 365(d)(4) of the Bankruptcy Code, within which the Debtor may assume, assume and assign or reject the unexpired leases specified in
Section 6.1(a) hereof through the date of entry of an order approving the assumption, assumption and assignment or rejection of such unexpired leases and (iii) the approval, pursuant to sections 365(a) and 1123(b)(2) of the Bankruptcy Code, of the rejection of the executory contracts and unexpired leases rejected pursuant to Section 6.1(a) hereof.

     (e) Cure of Defaults. Except as may otherwise be agreed to by the parties, within 30 days after the Effective Date, Reorganized Sunbeam shall cure any and all undisputed defaults under any executory contract or unexpired lease assumed by the Debtor pursuant to Section 6.1(a) hereof, in accordance with section 365(b)(1) of the Bankruptcy Code. All disputed defaults that are required to be cured shall be cured either within 30 days of the entry of a Final Order determining the amount, if any, of Reorganized Sunbeam's liability with respect thereto, or as may otherwise be agreed to by the parties.

     (f) Bar Date for Filing Proofs of Claim Relating to Executory Contracts and Unexpired Leases Rejected Pursuant to the Plan. Claims arising out of the rejection of an executory contract or unexpired lease pursuant to Section 6.1 of the Plan must be filed with the Bankruptcy Court and served upon the Debtor or, on and after the Effective Date, Reorganized Sunbeam, by no later than 30 days after the later of (i) notice of entry of an order approving the rejection of such executory contract or unexpired lease, (ii) notice of entry of the Confirmation Order and (iii) notice of an amendment to Schedule 6.1(a)(x) or 6.1(a)(y) relating to such executory contract or unexpired lease. All such Claims not filed within such time will be forever barred from assertion against the Debtor and its estate and Reorganized Sunbeam and its property.

     (g) Assumed Indemnification Obligations. Entry of the Confirmation Order shall, subject to and upon the occurrence of the Effective Date, constitute the approval, pursuant to sections 365(a) and 1123(b)(2) of the Bankruptcy Code, of the assumption of the Assumed Indemnification Claims. The Assumed Indemnification Claims shall, in all respects, irrespective of whether such claims arise under contracts or executory contracts, survive confirmation of the Plan, remain unaffected thereby, and not be discharged irrespective of whether indemnification, defense, reimbursement or limitation is owed in connection with an event occurring before, on or after the Commencement Date.

     (h) Compensation and Benefit Programs. Except as provided in Section 6.1(a) of the Plan, all Benefit Plans, all directors and officers liability and other insurance and all workers' compensation programs are treated as executory contracts under the Plan and shall, on the Effective Date, be deemed assumed by the Debtor in accordance with sections 365(a) and 1123(b)(2) of the Bankruptcy Code.

     6.2 Retiree Benefits. Payments, if any, due to any Person for the purpose of providing or reimbursing payments for retired employees and their spouses and dependents for medical, surgical, or hospital care benefits, or benefits in the event of sickness, accident, disability, or death under any plan, fund, or program (through the purchase of insurance or otherwise) maintained or established in whole or in part by the Debtor prior to the Commencement Date shall be continued for the duration of the period the Debtor has obligated itself to provide such benefits, subject to the Debtor's right to amend or modify such benefit plans, funds or programs in accordance with the terms thereof and applicable law.

                                 Article VII

                          IMPLEMENTATION OF THE PLAN

     7.1 General. On the Effective Date, the management, control and operation of Reorganized Sunbeam shall become the general responsibility of the Board of Directors of Reorganized Sunbeam.

     7.2 Retention of Derivative Securities Litigation Claims. The Derivative Securities Litigation Claims are property of the estate of the Debtor pursuant to section 541 of the Bankruptcy Code. On or after the Effective Date, all Derivative Securities Litigation Claims, whether or not pending as of the Commencement Date, shall be retained by, vest in and/or and become the property of Reorganized Sunbeam. The Confirmation Order shall provide that all named plaintiffs, including certified and uncertified classes of plaintiffs, in the actions currently pending relating to the Derivative Securities Litigation Claims and their respective servants, agents, attorneys and representatives shall, on and after the Effective Date, be permanently enjoined, stayed and restrained from pursuing or prosecuting any of the Derivative Securities Litigation Claims.

     7.3 Directors and Officers of Reorganized Sunbeam.

     (a) Board of Directors Subject to the terms of the Securityholders Agreement, the initial Board of Directors of Reorganized Sunbeam shall consist of five individuals, four of whom are to be selected by the Banks (one member selected by each of the Banks and one member selected by all of the Banks) and one of whom shall be the Chief Executive Officer and Chairman of the Board of Directors of Reorganized Sunbeam. The names of the members of the initial Board of Directors of Reorganized Sunbeam shall be disclosed at or prior to the Confirmation Hearing. Each of the members of such initial Board of Directors shall serve in accordance with the Reorganized Sunbeam Certificate of Incorporation, Reorganized Sunbeam By-laws and the Securityholders Agreement, as the same may be amended from time to time.

     (b) Officers. The officers of the Debtor immediately prior to the Effective Date shall serve as the initial officers of Reorganized Sunbeam on and after the Effective Date. Such officers shall serve in accordance with any employment agreement (that was not rejected pursuant to section 365 of the Bankruptcy Code) with Reorganized Sunbeam and applicable law.

     7.4 By-laws and Certificates of Incorporation. The Reorganized Sunbeam By-laws and the Reorganized Sunbeam Certificate of Incorporation shall contain provisions necessary (a) to prohibit the issuance of nonvoting equity securities as required by section 1123(a)(6) of the Bankruptcy Code, subject to further amendment of such certificates of incorporation and by-laws as permitted by applicable law and (b) to effectuate the provisions of the Plan, in each case without any further action by the stockholders or directors of the Debtor, the Debtor in Possession or Reorganized Sunbeam.

     7.5 Issuance of New Securities. The issuance of the following securities by Reorganized Sunbeam is hereby authorized without further act or action under applicable law, regulation, order or rule:

     (a) Reorganized Sunbeam Common Stock;

     (b) Employee Options; and

     (c) Management Investment Securities.

     7.6 Management Equity Plans. On the Effective Date, and subject to the separate affirmative vote of the holders of Allowed Secured Bank Claims in Class 3, which holders will receive, in the aggregate, 100% of the shares of Reorganized Sunbeam Common Stock to be issued under the Plan, the Board of Directors of Reorganized Sunbeam shall adopt the Management Equity Plan for Reorganized Sunbeam and the Boards of Directors of Reorganized Sunbeam and the Reorganized Subsidiaries shall adopt the Management Equity Plans for the Reorganized Subsidiaries. Pursuant to the Management Equity Plan to be adopted by Reorganized Sunbeam an aggregate of approximately 6.75% of the outstanding shares of Reorganized Sunbeam Common Stock on a fully diluted basis will be available for issuance of Employee Options subject to the conditions of such Management Equity Plan.

                                 Article VIII

                        EFFECT OF CONFIRMATION OF PLAN

     8.1 Term of Bankruptcy Injunction or Stays. Unless otherwise provided, all injunctions or stays provided for in the Chapter 11 Case under section 105 or 362 of the Bankruptcy Code, or otherwise, and in existence on the Confirmation Date, shall remain in full force and effect until the Effective Date.

     8.2 Revesting of Assets.

     (a) On the Effective Date, except as otherwise provided for in the Plan, the property of the estate of the Debtor shall vest in Reorganized Sunbeam.

     (b) From and after the Effective Date, Reorganized Sunbeam may operate its businesses, and may use, acquire and dispose of property free of any restrictions imposed under the Bankruptcy Code.

     (c) As of the Effective Date, all property of Reorganized Sunbeam shall be free and clear of all liens, claims and interests of holders of Claims and Equity Interests, except as otherwise provided in the Plan.

     8.3 Claims Extinguished. As of the Effective Date, any and all avoidance claims accruing to the Debtor and Debtor in Possession under sections 502(d), 544, 545, 547, 548, 549, 550 and 551 of the Bankruptcy Code and not then pending, shall be extinguished.

     8.4 Discharge of Debtor. The rights afforded herein and the treatment of all Claims and Equity Interests herein shall be in exchange for and in complete satisfaction, discharge and release of Claims and Equity Interests of any nature whatsoever, including any interest accrued on such Claims from and after the Commencement Date, against the Debtor and the Debtor in Possession, or any of their assets or properties. Except as otherwise provided herein, (a) on the Effective Date, all such Claims against and Equity Interests in the Debtor shall be satisfied, discharged and released in full and (b) all Persons shall be precluded from asserting against Reorganized Sunbeam, its successors, or its assets or properties any other or further Claims or Equity Interests based upon any act or omission, transaction or other activity of any kind or nature that occurred prior to the Confirmation Date.

     8.5 Injunction. Except as otherwise expressly provided in the Plan, the Confirmation Order or a separate order of the Bankruptcy Court, all entities who have held, hold or may hold Claims against or Equity Interests in the Debtor, are permanently enjoined, on and after the Effective Date, from (a) commencing or continuing in any manner any action or other proceeding of any kind with respect to any such Claim or Equity Interest, (b) the enforcement, attachment, collection or recovery by any manner or means of any judgment, award, decree or order against the Debtor on account of any such Claim or Equity Interest, (c) creating, perfecting or enforcing any encumbrance of any kind against the Debtor or against the property or interests in property of the Debtor on account of any such Claim or Equity Interest, (d) asserting any right of setoff, subrogation or recoupment of any kind against any obligation due from the Debtor or against the property or interests in property of the Debtor on account of any such Claim or Equity Interest and (e) commencing or continuing in any manner any action or other proceeding of any kind with respect to any claims and Causes of Action which are extinguished, dismissed or released pursuant to the Plan. Such injunction shall extend to successors of the Debtor, including, without limitation, Reorganized Sunbeam and its properties and interests in property; provided, however, that nothing contained in this Section shall enjoin, bar or otherwise impair the commencement or prosecution of direct personal claims against any Person other than the Debtor.

     8.6 Continuation of Pension Plans. Upon entry of the Confirmation Order, subject to the occurrence of the Effective Date, Reorganized Sunbeam and/or one or more wholly-owned subsidiaries thereof will continue the Pension Plans subject to the terms of such plans and applicable law, including ERISA.

                                  Article IX

                  CONFIRMATION AND EFFECTIVENESS OF THE PLAN

     9.1 Conditions Precedent to Confirmation. The Plan shall not be confirmed by the Bankruptcy Court unless and until the following conditions shall have been satisfied or waived pursuant to Section 9.4 of the Plan:

     (a) The Class of holders of Secured Bank Claims (Class 3) shall have voted to accept the Plan by the requisite majorities provided in section 1126(c) of the Bankruptcy Code;

     (b) The class of secured Bank claims in the Subsidiaries Plan shall have voted to accept the Subsidiaries Plan by the requisite majorities provided in section 1126(c) of the Bankruptcy Code;

     (c) All exhibits to the Plan and the Subsidiaries Plan, including those contained in the Plan Supplement and the Subsidiaries Plan Supplement, shall be in form and substance reasonably acceptable to the Debtor and the Banks;

     (d) No monetary default or event of default under the Post-Petition Bank Credit Agreement shall have occurred and be continuing;

     (e) No default or event of default under the postpetition receivables program provided by GECC or the documents related thereto shall have occurred and be continuing, the postpetition receivables program provided by GECC shall be in full force and effect, and no material reduction in the availability under the postpetition receivables program provided by GECC shall have occurred;

     (f) No material adverse change on the business, assets, operations, property, condition (financial or otherwise) of Sunbeam Corporation or any of its subsidiaries (other than inactive subsidiaries) shall have occurred and be continuing;

     (g) No material unanticipated claims shall have been filed or asserted in the Debtor's Chapter 11 Case or the chapter 11 cases of the Subsidiary Debtors;

     (h) One or more financial institutions acceptable to the Debtor and the Banks shall have agreed to provide the Working Capital Facility to Reorganized Sunbeam and the Reorganized Subsidiaries after the effectiveness of the Plan and the Subsidiaries Plan, on terms acceptable to the Debtor, the Subsidiary Debtors and the Banks; and

     (i) The Confirmation Order shall provide for (i) the release of all claims held by the Debtor against the Banks and their respective Affiliates (including Morgan Stanley) and known loan participants and (ii) the dismissal of the Adversary Proceeding with prejudice.

     9.2 Conditions Precedent to Effectiveness. The Plan shall not become effective unless and until the following conditions shall have been satisfied or waived pursuant to Section 9.4 of the Plan:

     (a) The Confirmation Order, in form and substance reasonably acceptable to the Debtor and the Banks, shall have become a Final Order;

     (b) the order confirming the Subsidiaries Plan, in form and substance reasonably acceptable to the Debtor and the Banks, shall have become a Final Order;

     (c) the Effective Date shall have occurred on or before December 31, 2002 or such later date as the Debtor and the Banks may agree;

     (d) all actions, documents and agreements necessary to implement the Plan in form and substance reasonably acceptable by the Debtor and the Banks shall have been effected or executed;

     (e) the Working Capital Facility shall be in full force and effect;

     (f) the Debtor shall have received all authorizations, consents, regulatory approvals, rulings, letters, no-action letters, opinions or documents that are determined by the Debtor to be necessary to implement the Plan;

     (g) the Chief Executive Officer of the Debtor shall have made an investment of not less than $3,000,000 in the equity of Reorganized Sunbeam; and

     (h) the Banks shall be reasonably satisfied with the senior management of Reorganized Sunbeam.

     9.3 Effect of Failure of Conditions. In the event that one or more of the conditions specified in Section 9.2 of the Plan have not occurred on or before 60 days after the Confirmation Date (unless extended for up to 60 additional days by the Debtor and the Banks), (a) the Confirmation Order shall be vacated, (b) no distributions under the Plan shall be made, (c) the Debtor and all holders of Claims and Equity Interests shall be restored to the status quo ante as of the day immediately preceding the Confirmation Date as though the Confirmation Date never occurred and (d) the Debtor's obligations with respect to Claims and Equity Interests shall remain unchanged and nothing contained herein shall constitute or be deemed a waiver or release of any Claims or Equity Interests by or against the Debtor or any other Person or Entity or to prejudice in any manner the rights of the Debtor or any Person or Entity in any further proceedings involving the Debtor.

     9.4 Waiver of Conditions. The Debtor may waive, with the consent of the Banks, by a writing signed by an authorized representative of the Debtor and subsequently filed with the Bankruptcy Court, one or more of the conditions precedent set forth in Sections 9.1 and 9.2 of the Plan (other than the conditions set forth in Section 9.1(a), 9.1(b), 9.2(a) (except as to timing and finality) and 9.2(b) (except as to timing and finality)).

                                  Article X

                           RETENTION OF JURISDICTION

     10.1 Retention of Jurisdiction. The Bankruptcy Court shall have exclusive jurisdiction of all matters arising out of, and related to, the Chapter 11 Case and the Plan pursuant to, and for the purposes of, sections 105(a) and 1142 of the Bankruptcy Code and for, among other things, the following purposes:

     (a) To hear and determine pending applications for the assumption or rejection of executory contracts or unexpired leases, if any are pending, and the allowance of cure amounts and Claims resulting therefrom;

     (b) To hear and determine any and all adversary proceedings, applications and contested matters;

     (c) To hear and determine any objection to Administrative Expense Claims or Claims;

     (d) To enter and implement such orders as may be appropriate in the event the Confirmation Order is for any reason stayed, revoked, modified or vacated;

     (e) To issue such orders in aid of execution and consummation of the Plan, to the extent authorized by section 1142 of the Bankruptcy Code;

     (f) To consider any amendments to or modifications of the Plan, to cure any defect or omission, or reconcile any inconsistency in any order of the Bankruptcy Court, including, without limitation, the Confirmation Order;

     (g) To hear and determine all applications for compensation and reimbursement of expenses of professionals under sections 330, 331 and 503(b) of the Bankruptcy Code;

     (h) To hear and determine disputes arising in connection with the interpretation, implementation or enforcement of the Plan;

     (i) To recover all assets of the Debtor and property of the Debtor's estate, wherever located;

     (j) To hear and determine matters concerning state, local and federal taxes in accordance with sections 346, 505 and 1146 of the Bankruptcy Code;

     (k) To hear any other matter not inconsistent with the Bankruptcy Code;
and

     (l) To enter a final decree closing the Chapter 11 Case.

                                  Article XI

                           MISCELLANEOUS PROVISIONS

     11.1 Effectuating Documents and Further Transactions. The Debtor and Reorganized Sunbeam are authorized to execute, deliver, file or record such contracts, instruments, releases, indentures and other agreements or documents and take such actions as may be necessary or appropriate to effectuate and further evidence the terms and conditions of the Plan and any securities issued pursuant to the Plan.

     11.2 Corporate Action. On the Effective Date, all matters provided for under the Plan that would otherwise require approval of the stockholders or directors of the Debtor or Reorganized Sunbeam, including, without limitation,
(a) the authorization to issue or cause to be issued Reorganized Sunbeam Common Stock, New Secured Term Notes, Management Investment Securities and Employee Options, (b) the authorization and effectiveness of the Reorganized Sunbeam Certificate of Incorporation, Reorganized Sunbeam By-laws, Registration Rights Agreement, Securityholders Agreement, New Secured Term Notes Documents, Working Capital Facility Documents and Management Equity Plans, and (c) the election or appointment, as the case may be, of directors and officers of Reorganized Sunbeam pursuant to the Plan, shall be deemed to have occurred and shall be in effect from and after the Effective Date pursuant to the applicable general corporation law of Delaware, the state in which the Debtor and Reorganized Sunbeam are incorporated, without any requirement of further action by the stockholders or directors of the Debtor or Reorganized Sunbeam. On the Effective Date, or as soon thereafter as is practicable, Reorganized Sunbeam shall, if required, file its amended certificate of incorporation with the Secretary of State of Delaware, in accordance with the applicable general corporation law of Delaware.

     11.3 Exemption from Transfer Taxes. Pursuant to section 1146(c) of the Bankruptcy Code, the issuance, transfer or exchange of notes or issuance of debt or equity securities under the Plan, the creation of any mortgage, deed of trust or other security interest, the making or assignment of any lease or sublease, or the making or delivery of any deed or other instrument of transfer under, in furtherance of, or in connection with the Plan, including, without limitation, any merger agreements or agreements of consolidation, deeds, bills of sale or assignments executed in connection with any of the transactions contemplated under the Plan, shall not be subject to any stamp, real estate transfer, mortgage recording, sales or other similar tax. All sale transactions consummated by the Debtor and approved by the Bankruptcy Court on and after the Commencement Date through and including the Effective Date, including, without limitation, the sales, if any, by the Debtor of owned property or assets pursuant to section 363(b) of the Bankruptcy Code and the assumptions, assignments and sales, if any, by the Debtor of unexpired leases of non-residential real property pursuant to section 365(a) of the Bankruptcy Code, shall be deemed to have been made under, in furtherance of, or in connection with the Plan and, therefore, shall not be subject to any stamp, real estate transfer, mortgage recording, sales or other similar tax.

     11.4 Limited Releases of Releasees. As of the Effective Date, the Debtor and the Debtor in Possession releases all of the Releasees from any and all Causes of Action held by, assertable on behalf of or derivative from the Debtor or the Debtor in Possession, in any way relating to the Debtor, the Debtor in Possession, the Chapter 11 Case, the Plan, negotiations regarding or concerning the Plan and the ownership, management and operation of the Debtor; provided, however, that the foregoing shall not operate as a waiver of or release from any Causes of Action arising out of any express contractual obligation owing by any former director, officer or employee to the Debtor or any reimbursement obligation of any former director, officer or employee with respect to a loan or advance made by the Debtor to such former director, officer or employee and is not a waiver of or release for any attorneys retained in connection with the Chapter 11 Case from claims by their respective clients. Nothing in Section 11.4 of the Plan shall effect a release in favor of any person other than the Debtor with respect to any debt owed to the United States Government, any state, city or municipality for any liability of such person arising under (i) the Internal Revenue Code, or any state, city or municipal tax code, (ii) the environmental laws of the United States, any state, city or municipality or (iii) any criminal laws of the United States, any state, city or municipality.

     11.5 Limited Release by Releasees. Except as otherwise provided under the Plan, as of the Effective Date, each of the Releasees, in any capacity, generally releases the Debtor and the Debtor in Possession, in each case in any capacity, from any and all Causes of Action held by, assertable on behalf of or derivative from such Releasee, in any way relating to the Debtor, the Debtor in Possession, the Chapter 11 Case, the Plan, negotiations regarding or concerning the Plan and the ownership, management and operation of the Debtor.

     11.6 Exculpation. None of the Debtor, Reorganized Sunbeam, the Committee, the Banks and their respective Affiliates, known loan participants and Morgan Stanley, the Post-Petition Banks, and their respective Affiliates, known loan participants and Morgan Stanley or GECC or any of their respective members, officers, directors, employees, advisors, professionals or agents shall have or incur any liability to any holder of a Claim or Equity Interest for any act or omission in connection with, related to, or arising out of, the Chapter 11 Case, negotiations regarding or concerning the Plan, the pursuit of confirmation of the Plan, the consummation of the Plan or the administration of the Plan or the property to be distributed under the Plan, except for willful misconduct or gross negligence, and, in all respects, the Debtor, Reorganized Sunbeam, the Committee, the Banks and their respective Affiliates, known loan participants and Morgan Stanley, the Post-Petition Banks and their respective Affiliates, known loan participants and Morgan Stanley and GECC and each of their respective members, officers, directors, employees, advisors, professionals and agents shall be entitled to rely upon the advice of counsel with respect to their duties and responsibilities under the Plan; provided that, subject to Article VIII hereof, nothing in this section shall effect a release in favor of any person other than the Debtor with respect to any debt owed to the United States Government, any state, city or municipality for any liability of such person arising under (i) the Internal Revenue Code, or any state, city or municipal tax code, (ii) the environmental laws of the United States, any state, city or municipality or (iii) any criminal laws of the United States, any state, city or municipality; and provided further that the Debtor's reorganization process and Plan in no way discharge, release, or relieve the Debtor, Reorganized Sunbeam, any other members of Sunbeam's or Reorganized Sunbeam's controlled groups (as defined in 29 U.S.C. ss. 1301(a)(14)), or the Releasees, in any capacity, from any liability under Part 4, Subtitle B, Title I or under Title IV of ERISA with respect to any Benefit Plans or Pension Plans. PBGC and the Pension Plans shall not be enjoined or precluded from enforcing such liability, if any, as a result of the Plan's provisions or confirmation.

     11.7 Termination of Committee. The appointment of the Committee shall terminate on the Effective Date.

     11.8 Post-Effective Date Fees and Expenses. From and after the Effective Date, Reorganized Sunbeam shall, in the ordinary course of business and without the necessity for any approval by the Bankruptcy Court, pay the reasonable fees and expenses of professional persons thereafter incurred by Reorganized Sunbeam, including, without limitation, those fees and expenses incurred in connection with the implementation and consummation of the Plan.

     11.9 Payment of Statutory Fees. All fees payable pursuant to section 1930 of title 28 of the United States Code, as determined by the Bankruptcy Court at the Confirmation Hearing, shall be paid on the Effective Date.

     11.10 Amendment or Modification of the Plan. Alterations, amendments or modifications of or to the Plan may be proposed in writing by the Debtor with the consent of the Banks, provided that such consent shall not be unreasonably withheld, at any time prior to the Confirmation Date, provided that the Plan, as altered, amended or modified, satisfies the conditions of sections 1122 and 1123 of the Bankruptcy Code, and the Debtor shall have complied with section 1125 of the Bankruptcy Code. Subject to obtaining the approval of the Banks, the Plan may be altered, amended or modified by the Debtors at any time after the Confirmation Date and before substantial consummation, provided that the Plan, as altered, amended or modified, satisfies the requirements of sections 1122 and 1123 of the Bankruptcy Code and the Bankruptcy Court, after notice and a hearing, confirms the Plan, as altered, amended or modified, under section 1129 of the Bankruptcy Code and the circumstances warrant such alterations, amendments or modifications. A holder of a Claim that has accepted the Plan shall be deemed to have accepted the Plan, as altered, amended or modified, if the proposed alteration, amendment or modification does not materially and adversely change the treatment of the Claim of such holder.

     11.11 Severability. In the event that the Bankruptcy Court determines that any provision in the Plan is invalid, void or unenforceable, such provision shall be invalid, void or unenforceable with respect to the holder or holders of such Claims or Equity Interests as to which the provision is determined to be invalid, void or unenforceable. The invalidity, voidness or unenforceability of any such provision shall in no way limit or affect the enforceability and operative effect of any other provision of the Plan.

     11.12 Revocation or Withdrawal of the Plan. Subject to obtaining the approval of the Banks, the Debtor reserves the right to revoke or withdraw the Plan prior to the Confirmation Date. If the Debtor revokes or withdraws the Plan prior to the Confirmation Date, then the Plan shall be deemed null and void. In such event, nothing contained herein shall constitute or be deemed a waiver or release of any claims by or against the Debtor or any other Person or Entity or to prejudice in any manner the rights of the Debtor or any Person or Entity in any further proceedings involving the Debtor.

     11.13 Binding Effect. The Plan shall be binding upon and inure to the benefit of the Debtor, the holders of Claims and Equity Interests and their respective successors and assigns, including, without limitation, Reorganized Sunbeam.

     11.14 Notices. All notices, requests and demands to or upon the Debtor or, on and after the Effective Date, Reorganized Sunbeam, to be effective shall be in writing and, unless otherwise expressly provided herein, shall be deemed to have been duly given or made when actually delivered or, in the case of notice by facsimile transmission, when received and telephonically confirmed, addressed as follows:

     If to the Debtor or Reorganized Sunbeam:

     Sunbeam Corporation
     2381 Executive Center Drive
     Boca Raton, Florida  33431
     Attn:    General Counsel
     Telephone:  (561) 912-4438
     Facsimile:  (561) 912-4612

     with a copy to:

     Weil, Gotshal & Manges LLP
     767 Fifth Avenue
     New York, New York  10153
     Attn:    Lori R. Fife, Esq.
              George A. Davis, Esq.
     Telephone:  (212) 310-8000
     Facsimile:  (212) 310-8007

     If to the Banks:

     Simpson Thacher & Bartlett
     425 Lexington Avenue
     New York, New York  10017
     Attn:    Peter V. Pantaleo, Esq.
     Telephone:  (212) 455-2000
     Facsimile:  (212) 455-2502

     If to the Committee:

     Kasowitz Benson Torres & Friedman LLP
     1633 Broadway
     New York, New York  10019
     Attn:    David Friedman, Esq.
     Telephone:  (212) 506-1700
     Facsimile:  (212) 506-1800

     11.15 Governing Law. Except to the extent the Bankruptcy Code, Bankruptcy Rules or other federal law is applicable, or to the extent an exhibit to the Plan provides otherwise, or any contract, instrument or other agreement or document entered into in connection with the Plan provides otherwise, the rights and obligations arising under this Plan shall be governed by, and construed and enforced in accordance with, the laws of the State of New York.

     11.16 Withholding and Reporting Requirements. In connection with the consummation of the Plan, the Debtor or Reorganized Sunbeam, as the case may be, shall comply with all withholding and reporting requirements imposed by any federal, state, local or foreign taxing authority and all distributions hereunder shall be subject to any such withholding and reporting requirements.

     11.17 Plan Supplement. The Reorganized Sunbeam Certificate of Incorporation, the Reorganized Sunbeam By-laws, the New Secured Term Notes Documents, Schedules 6.1(a)(x) and 6.1(a)(y) referred to in Section 6.1 of the Plan, the Registration Rights Agreement, the Securityholders Agreement and the Management Equity Plans, shall be contained in the Plan Supplement and filed with the Clerk of the Bankruptcy Court at least 10 days prior to the last day upon which holders of Claims may vote to accept or reject the Plan. Upon its filing with the Bankruptcy Court, the Plan Supplement may be inspected in the office of the Clerk of the Bankruptcy Court during normal court hours. Holders of Claims or Equity Interests may obtain a copy of the Plan Supplement upon written request to the Debtor in accordance with Section 11.14 of the Plan.

     11.18 Sections 1125 and 1126 of the Bankruptcy Code. As of and subject to the occurrence of the Confirmation Date, (i) the Debtor shall be deemed to have solicited acceptances of the Plan in good faith and in compliance with the applicable provisions of the Bankruptcy Code, including, without limitation section 1125(a) of the Bankruptcy Code, and any applicable nonbankruptcy law, rule or regulation governing the adequacy of disclosure in connection with such solicitation and (ii) the Debtor, the Banks and each of their respective affiliates, agents, directors, officers, employees, advisors and attorneys shall be deemed to have participated in good faith and in compliance with the applicable provisions of the Bankruptcy Code in the offer and issuance of any securities under the Plan, and therefore are not, and on account of such offer, issuance and solicitation will not be, liable at any time for any violation of any applicable law, rule or regulation governing the solicitation of acceptances or rejections of the Plan or the offer and issuance of any securities under the Plan.

     11.19 Allocation of Plan Distributions. All distributions in respect of Allowed Claims other than Claims in Class 4 or Class 5 will be allocated first to the portion of such Claims representing interest (as determined for federal income tax purposes), second to the original principal amount of such Claims (as determined for federal income tax purposes), and any excess to the remaining portion of such Claims. All distributions in respect of Allowed Class 4 and Class 5 Claims will be allocated first to the original principal amount of such Claims (as determined for federal income tax purposes), second to the portion of such Claims representing interest (as determined for federal income tax purposes), and any excess to the remaining portion of such Claims.

     11.20 Headings. Headings are used in the Plan for convenience and reference only, and shall not constitute a part of the Plan for any other purpose.

     11.21 Exhibits/Schedules. All exhibits and schedules to the Plan, including the Plan Supplement, are incorporated into and are a part of the Plan as if set forth in full herein.

     11.22 Filing of Additional Documents. On or before substantial consummation of the Plan, the Debtor shall file with the Bankruptcy Court such agreements and other documents as may be necessary or appropriate to effectuate and further evidence the terms and conditions of the Plan.

     11.23 Change of Name. On the Effective Date, Sunbeam Corporation will be renamed in a manner that eliminates the word "Sunbeam" from its corporate name.

Dated:   New York, New York
         November 25, 2002
                                            SUNBEAM CORPORATION


                                            By:  /s/ Steven R. Isko
                                                 ----------------------------
                                                 Name:  Steven R. Isko
                                                 Title: Senior Vice President

                                                                      EXHIBIT A


                    DERIVATIVE SECURITIES LITIGATION CLAIMS


                                             ACTION
                                             ------
Krim Derivative               Krim v. Dunlap, Sunbeam Corp.
Action                        98-3168 (15th Judicial Circuit, Palm Beach, Fla.)
                              Judge Moses Baker, Jr.

                                                                      EXHIBIT B


                  EQUITY HOLDERS SECURITIES LITIGATION CLAIMS

                                             ACTION
                                             ------
Consolidated                  In re: Sunbeam Corp. Securities Litigation,
Shareholder Litigation        98-CV-8258 (U.S. District Court, S.D. Fla.)
                              Judge Middlebrooks

                              Cases consolidated into 98-CV-8258: Bird v.
                              Sunbeam Corp., et al., 98-CV-8258; Goldberg v. Dunlap, et al., 98-CV-8260; Mintz v. Sunbeam Corp., et al., 98-CV-8281; Lindeman v. Sunbeam Corp., et al, 98-CV-8289; Lembeck v. Dunlap, et al., 98-CV-8307; Frankel v. Sunbeam Corp., et al., 98-CV-8310; Klewin v. Sunbeam Corp., et al., 98-CV-8313; Applestein v. Sunbeam Corp, et al., 98-CV-8316; Cutler v. Sunbeam Corp., et al., 98-CV-8321; Singleton v. Sunbeam Corp., et al., 98-CV-8347; Lionelli v. Sunbeam Corp., et al., 98-CV-8323; Kavlak v. Dunlap, et al., 98-CV-8400;
                              Gottlieb v. Sunbeam Corp., et al., 98-CV-8401; Cunningham v. Sunbeam Corp., 98-CV-6723; Stapleton v Sunbeam Corp., et al., 98-CV-1676; Klein v. Sunbeam Corp., et al., 98-CV-8418; Havsy
                              v. Sunbeam Corp., et al., 98-CV-8475; U.S. Nat'l Bank of Galveston v. Sunbeam Corp., 99-CV-283 (transferred from S.D. Tex.); Clay v. Sunbeam Corp., et al., CV-99-A-1124-N (transferred from U.S. District Court, M.D. Ala.).

Fee Advancement               Dunlap and Kersh v. Sunbeam Corp.,
Actions                       No. 17048 (Delaware Chancery Ct.)
                              Chancellor Chandler

Texas Securities Fraud        U.S. National Bank of Galveston, et al. v.
Action                        Sunbeam Corp.
                              98CV0828 (Tex. Dist. Ct., Galveston Cty., 56th
                              Judicial Dist.)

                              98CV505 (U.S. District Court, S.D. Tex.) (removed from state court) Judge Ewing Werlein, Jr.

                              99CV8283 (U.S. District Court, S.D. Fla.)
                              (transferred from U.S. District Court, S.D. Tex.)

                              Consolidated into 98-CV-8258 (U.S. District
                              Court, S.D. Fla.) Judge Middlebrooks

Alabama Securities            Clay v. Sunbeam Corp., et al., No. CV-99-2799
Fraud Action                  (Circuit Court for Montgomery County, Alabama)

                              No. CV-99-A-1124-N (U.S. District Court, M.D. Ala.) (removed from state court) Judge W. Harold Albritton

                              Consolidated into 98-CV-8258 (U.S. District
                              Court, S.D. Fla.) Judge Middlebrooks

                                                                      EXHIBIT C


                      Summary Terms of New Secured Notes

Issuer:                       Reorganized Sunbeam.

Guarantors:                   All domestic subsidiaries of Sunbeam other than
                              Coleman International Holdings, LLC (the
                              "Guarantors").

Principal Amount:             $100,000,000.

Trustee: An institution reasonably satisfactory to the Debtor and the Banks.

Maturity:                     Seven (7) years after the Effective Date.

Interest rate:                7.50%, to accrue and compound quarterly (non-cash
                              pay until maturity).

Covenants:                    Standard covenants to be negotiated.

Collateral:                   Second priority liens and security interests in
                              all assets of Reorganized Sunbeam and the Guarantors (other than the receivables subject to a lien securing the securitization facility existing as of the Effective Date and any replacement facilities), and not more than 66% of the equity interests of Coleman International
                              Holdings, LLC and any first tier foreign subsidiary.

                                                                      EXHIBIT D


                       Summary of Terms of New Warrants

Number of Warrants:           Holders of Allowed Subordinated Note Claims may
                              be issued New Warrants to purchase up to 1% of Reorganized Sunbeam Common Stock on the Effective
                              Date, subject to dilution by shares issued upon the exercise of options granted under the Management Equity Plans.

                              Each New Warrant shall be exercisable to acquire one share of Reorganized Sunbeam Common Stock.

Vesting Of Warrants:          The New Warrants shall vest and shall be
                              exercisable on the 180th day after the date of issuance (the "Initial Exercise Date").

Term: The New Warrants shall be exercisable at any time, or from time to time, for a term commencing on the Initial Exercise Date and until the tenth anniversary of the Effective Date.

Strike Price:                 The New Warrants shall have a fair market value
                              strike price based upon an assumed equity value of $550,000,000 for Reorganized Sunbeam and its subsidiaries.

Antidilution Protection:      Proportionate adjustments to the strike price and
                              the number of shares issuable upon exercise shall be made for stock splits, recapitalizations and similar events.

Transferability:              The New Warrants will be transferable by the
                              holders thereof in whole and not in part. As a result, recipients of New Warrants under the Plan may not transfer, assign or encumber less than all of their respective holdings of New Warrants.

                                                                      EXHIBIT E


             SUBORDINATED NOTEHOLDERS SECURITIES LITIGATION CLAIMS

                                             ACTION
                                             ------
Debenture Litigation          Camden Asset Management, L.P. v. Sunbeam
                              Corp., et al.,
                              98-CV-8275 (U.S. District Court, S.D. Fla.)
                              Judge Middlebrooks

                              Cases consolidated into 98-CV-8275:

                              Hamilton Partners v. Sunbeam Corp., et al., (U.S. District Court, S.D. Fla.);

                              Stark Investments L.P. v. Sunbeam Corp.,
                              00-C-1337 (U.S. District Court, E.D. Wis.)

Stark Actions                 Stark Investments L.P. v. Sunbeam Corporation,
                              00CV246, State of Wisconsin, Circuit Court,
                              Ozaukee County

                              Stark Investments L.P. v. Sunbeam Corporation, 00-C-1337 (E.D. Wis.); consolidated into 98-CV-8275 (U.S. District Court, S.D. Fla.)

Fee Advancement               Dunlap and Kersh v. Sunbeam Corp.,
Actions                       No. 17048 (Delaware Chancery Ct.)
                              Chancellor Chandler

                                   EXHIBIT B

                          SECURITYHOLDERS' AGREEMENT



                         dated as of December 18, 2002



                                     among



                           AMERICAN HOUSEHOLD, INC.,



                     MORGAN STANLEY SENIOR FUNDING, INC.,



                  BANC OF AMERICA STRATEGIC SOLUTIONS, INC.,



                      WACHOVIA BANK NATIONAL ASSOCIATION,



                       OCM OPPORTUNITIES FUND III, L.P.



                        OCM OPPORTUNITIES FUND II, L.P.



                            HCA SEPARATE ACCOUNT II



                           GRYPHON DOMESTIC VI, LLC



                                      and



            THE OTHER SECURITYHOLDERS NAMED HEREIN OR BOUND HEREBY

                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----

SECTION 1.  DEFINITIONS.......................................................1

                       1.1   Defined Terms....................................1

                       1.2   Other Definitional Provisions; Interpretation....4

SECTION 2.  VOTING AGREEMENTS.................................................5

                       2.1   Election of Directors............................5

                       2.2   Chairman of the Board............................6

                       2.3   Solicitation of Proxies..........................6

                       2.4   Committees.......................................6

                       2.5   Observer Rights..................................6

                       2.6   Majority Vote Required for Certain Actions.......7

                       2.7   Certificate of Incorporation and By-Laws.........9

                       2.8   Other Voting Matters.............................9

SECTION 3.  TRANSFERS AND ISSUANCES...........................................9

                       3.1   Limitations on Transfer..........................9

                       3.2   Transfers to Affiliates.........................10

                       3.3   Effect of Void Transfers........................10

                       3.4   Legend on Securities............................10

                       3.5   Tag-Along Rights................................11

                       3.6   Public Offerings, etc...........................13

                       3.7   Drag-Along Rights...............................13

                       3.8   Participation Right.............................14

SECTION 4.  MISCELLANEOUS....................................................16

                       4.1   Additional Securities Subject to Agreement......16

                       4.2   Termination.....................................16

                       4.3   Injunctive Relief...............................16

                       4.4   Other Securityholders' Agreements...............16

                       4.5   Amendments......................................16

                       4.6   Successors, Assigns and Transferees.............17

                       4.7   Notices.........................................17

                       4.8   Integration.....................................17

                       4.9   Severability....................................17

                       4.10  Counterparts....................................17

                       4.11  Governing Law, Etc..............................17

                       4.12  Additional Management Securityholders...........18

                       4.13  Non-Management Stockholders.....................18

          SECURITYHOLDERS' AGREEMENT, dated as of December 18, 2002 among American Household Inc. (the "Company"), Morgan Stanley Senior Funding, Inc. ("Morgan Stanley"), Banc of America Strategic Solutions, Inc. ("BoA"), Wachovia Bank National Association ("Wachovia" and, together with Morgan Stanley and BoA, the "Bank Stockholders"), OCM Opportunities Fund III, L.P., OCM Opportunities Fund II, L.P., HCA Separate Account II and Gryphon Domestic VI, LLC (collectively "Oaktree"), the Non-Management Stockholders (as defined below) and the Management Securityholders (as defined below) (collectively with the Bank Stockholders, Oaktree and the Non-Management Stockholders, the "Securityholders").


                             W I T N E S S E T H:
                             - - - - - - - - - -


          WHEREAS, the parties hereto wish to enter into certain agreements with respect to the Company and its Subsidiaries and their respective ownership of certain securities thereof.

          NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, the parties hereto agree as follows:

          SECTION 1. DEFINITIONS

          1.1 Defined Terms. As used in this Agreement, terms defined in the heading and the recitals shall have their respective assigned meanings, and the following capitalized terms shall have the meanings ascribed to them below:

          "Affiliate" (a) shall mean, with respect to any Person, any Person that directly or indirectly controls, is controlled by or is under common control with, such Person or any Immediate Family Member of such Person; and (b) shall also include, with respect to any Person who is an individual, a trust the beneficiaries of which, or a corporation or partnership the stockholders or limited or general partners of which, include only such individual and/or such individual's Immediate Family Members.

          "Agreement" shall mean this Securityholders' Agreement, as the same may be amended, supplemented or otherwise modified from time to time.

          "Amended Plan" shall mean the amended Chapter 11 plan of reorganization for the Company (Case No. 01-40291 (AJG)) (United States Bankruptcy Court, Southern District of New York).

          "Bank Stockholders" shall have the meaning set forth in the Preamble hereto.

          "beneficial owner", "beneficially own" and "beneficial ownership" shall have the meanings set forth in Rule 13d-3 under the Exchange Act.

          "Business Day" shall mean a day other than a Saturday, Sunday, federal or New York State holiday or other day on which commercial banks in New York City are authorized or required by law to close.

          "Cause" shall mean (i) willful malfeasance or willful misconduct by a director in connection with the performance of his duties as such, (ii) the commission by a director of (a) any felony or (b) a misdemeanor involving moral turpitude or (iii) a determination by a court of competent jurisdiction in the United States that such director, as such or in any other capacity (whether or not relating to the Company), breached a fiduciary duty owed by him or her to another Person; provided, however, that with respect to Jerry W. Levin, "Cause" shall mean the definition of "Cause" set forth in the Levin Employment Agreement so long as such employment agreement is in effect and Mr. Levin is an executive officer of the Company.

          "Common Stock" shall mean the common stock, par value $.01 per share, of the Company.

          "Common Stock Equivalents" shall mean any warrants, rights, calls, options or other securities exchangeable or exercisable for or convertible into Common Stock of the Company or common stock of any of its Subsidiaries.

          "Competitor" shall mean, with respect to the Company and its Subsidiaries, any Person engaged in the manufacture and sale of (i) small electronic household appliances, (ii) outdoor recreational products,
     (iii) outdoor barbeque grills, (iv)(a) portable generators or small standby generators, (b) compressors or (c) pressure washers, or (v) smoke detectors, carbon monoxide detectors, fire extinguishers or other home security products.

          "Control Transaction" shall mean the consummation of any transaction as a result of which a Person or group of Persons (other than parties to this Agreement and their Affiliates) obtains the right to elect a majority of the Board of Directors of a Person or beneficial ownership of a majority of the voting power of the outstanding Voting Securities of such Person.

          "Equity Interests" shall have the meaning set forth in Section
     3.8(a).

          "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, as the same may be amended from time to time.

          "Governmental Authority" shall mean any nation or government, any state or other political subdivision thereof, and any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

          "Immediate Family Member" shall mean, with respect to any Person, a spouse, parent, child, grandchild or sibling of such Person.

          "Issuance" shall have the meaning set forth in Section 3.8(a).

          "Levin Employment Agreement" means the Employment Agreement, dated as of the date hereof, between the Company and Jerry W. Levin, as the same may be modified or amended from time to time.

          "Management Condition" shall mean, with respect to voting matters under Section 2.6, Section 3.8 and Section 4.5 of this Agreement, that for a period of twenty-one (21) months from the date of this Agreement, all shares of Common Stock held by Management Securityholders shall be voted in the same proportion as the shares of Common Stock voted by Bank Stockholders and Oaktree.

          "Management Equity Plans" shall mean that certain management equity plan provided for in the Amended Plan and/or the management equity plans provided for in the Subsidiary Plans, in each case, as such plans may be amended from time to time in accordance with their terms.

          "Management Securityholders" shall mean employees (and their Affiliates) or former employees (and their Affiliates) of any of the Company and its Subsidiaries who hold Equity Interests.

          "NASD" shall mean the National Association of Securities Dealers,
     Inc.

          "Other Agreements" shall have the meaning set forth in Section 4.8

          "Non-Management Stock" shall mean Common Stock issued to holders of Allowed Claims in Class 5 of the Amended Plan (as such terms are defined in the Amended Plan) in accordance with the Amended Plan.

          "Non-Management Stockholders" means holders of Non-Management Stock.

          "Permitted Transferee" shall mean any Person to whom a Securityholder (or any direct or indirect Permitted Transferee thereof) Transfers Equity Interests in accordance with the terms of this Agreement by which such transferor is bound and, in the case of Transfers other than Transfers of Common Stock of the Company or common stock of a Subsidiary of the Company pursuant to a Public Offering or pursuant to Rule 144 under the Securities Act, who becomes a party to, and is bound to the same extent as its transferor by the terms of, this Agreement.

          "Person" shall mean any individual, corporation, partnership, limited liability company, trust, joint stock company, business trust, unincorporated association, joint venture, Governmental Authority or other entity of any nature whatsoever.

          "Plan Effective Date" shall mean the effective date of the Amended
     Plan.

          "Public Offering" shall mean the sale of Common Stock or common stock of a Subsidiary of the Company to the public pursuant to an effective registration statement filed under the Securities Act, which results in an active trading market in such Common Stock or common stock of a Subsidiary of the Company (it being understood that such an active trading market shall be deemed to exist if, without limitation, such Common Stock or common stock of a Subsidiary of the Company is listed on a national securities exchange or on NASDAQ).

          "Registration Rights Agreement" shall mean that certain Registration Rights Agreement dated the date hereof among the Company and the holders named therein.

          "Right" shall have the meaning set forth in Section 3.8(a).

          "SEC" shall mean the Securities and Exchange Commission.

          "Securities Act" shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, as the same may be amended from time to time.

          "Securityholders" shall have the meaning set forth in the Preamble hereto.

          "Subsidiary" shall mean, with respect to any Person, any corporation, partnership, association or other business entity of which fifty percent (50%) or more of the total voting power of shares of capital stock entitled (without regard to the occurrence of any contingency) to vote generally in the election of directors, managers or trustees thereof, or fifty percent (50%) or more of the equity interest therein, is at the time owned or controlled, directly or indirectly, by any Person or one or more of the other Subsidiaries of such Person or a combination thereof.

          "Subsidiary Plans" shall mean the Chapter 11 plans for substantially all of the domestic subsidiaries of the Company (Case Nos. 01-40252 (AJG) through 01-40290 (AJG)) (United States Bankruptcy Court, Southern District of New York).

          "Tagging Stockholder" shall have the meaning set forth in Section 3.5(a).

          "Third Party" shall mean any Person other than the Securityholders and their Affiliates.

          "Transfer" shall mean any direct or indirect transfer, sale, offer, assignment, exchange, distribution, mortgage, pledge, hypothecation or other disposition of any Equity Interests.

          "Transferring Stockholder" shall have the meaning set forth in
     Section 3.5(a).

          "Voting Securities" of any Person shall mean the capital stock or other securities of such Person which entitle the holder thereof to vote generally in the election of the directors, managers or trustees of such Person.

          1.2 Other Definitional Provisions; Interpretation. (a) The words "hereof", "herein", and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and Section, Subsection, Schedule and Exhibit references are to this Agreement unless otherwise specified.

          (b) The headings in this Agreement are included for convenience of reference only and shall not limit or otherwise affect the meaning or interpretation of this Agreement.

          (c) The meanings given to terms defined herein shall be equally applicable to both the singular and plural forms of such terms.

          SECTION 2. VOTING AGREEMENTS

          2.1 Election of Directors. (a) Each Securityholder hereby agrees that such Securityholder will vote all of the Voting Securities of the Company beneficially owned or held of record by such Securityholder so as to elect and, subject to Sections 2.1(b) and (c) below, to continue in office a Board of Directors of the Company consisting of five directors as follows:

               (i) One (1) designee of each of the three Bank Stockholders (so long as such Bank Stockholder and its Affiliates, but not any other Permitted Transferee of any thereof, beneficially own an aggregate number of shares of Common Stock representing not less than ten percent (10%) of the shares of Common Stock then outstanding) (each a "Qualified Bank Stockholder"); provided, however, that at such time as any Bank Stockholder no longer is a Qualified Bank Stockholder, the Board of Directors of the Company shall not be reduced so long as the other Qualified Bank Stockholder or Stockholders beneficially own(s) an aggregate number of shares of Common Stock representing fifty percent (50%) or more of the shares of Common Stock then outstanding, it being understood such other Qualified Bank Stockholder(s) shall designate that director in accordance with Section 2.1(a)(ii) below;

               (ii) One (1) designee (together with the directors designated in accordance with Section 2.1(a)(i) above, the "Designated Directors") jointly designated by the Qualified Bank Stockholders (the Qualified Bank Stockholders acting in such capacity, the "Qualified Bank Stockholders Group") (such designee to be selected by the holders of a majority of the shares of Common Stock beneficially owned by such Qualified Bank Stockholders Group on a fully diluted basis) so long as at least one Bank Stockholder and its respective Affiliates, but not any other Permitted Transferee thereof, is a Qualified Bank Stockholder; it being understood that such director shall continue to be designated only by such Qualified Bank Stockholders Group; and

               (iii) The chief executive officer of the Company.

          (b) If any Qualified Bank Stockholder or the Qualified Bank Stockholders Group shall notify the other Securityholders in writing of its or their desire to remove, without Cause, any director of the Company previously designated by it or them, as the case may be, each Securityholder shall vote or execute a written consent with respect to all of the Voting Securities of the Company beneficially owned or held of record by it so as to remove such director.

          (c) The parties hereto hereby agree that any individual designated as a director of the Company may be removed for Cause pursuant to the Company's certificate of incorporation and by-laws, the Levin Employment Agreement and applicable law with or without the consent of the Securityholder which designated such director.

          (d) If any director previously designated by any Qualified Bank Stockholder or the Qualified Bank Stockholders Group, as the case may be, ceases to serve on the Board of Directors of the Company (whether by reason of death, resignation, removal or otherwise), the Qualified Bank Stockholder or Qualified Bank Stockholders Group, as the case may be, which designated such director shall be entitled to designate a successor director to fill the vacancy created thereby, in accordance with Section 2.1(a)(i) or 2.1(a)(ii), as applicable. Each Securityholder agrees that such Securityholder will vote or execute a written consent with respect to all of the Voting Securities beneficially owned or held of record by such Securityholder so as to elect any such director.

          (e) No individual who is an officer, director, partner or the holder of five percent (5%) or more of the voting power of the Voting Securities of any Competitor of any of the Company and its Subsidiaries (excluding the Bank Stockholders and their Affiliates) shall serve as a director of the Company.

          2.2 Chairman of the Board. The Qualified Bank Stockholders shall, from time to time, appoint a Chairman of the Board of the Directors of the Company. Such Chairman of the Board may, but is not required to be, the chief executive officer of the Company; provided, however, that, notwithstanding the foregoing, so long as Jerry W. Levin serves as the chief executive officer of the Company, he shall also serve as a director and as the Chairman of the Board of Directors of the Company.

          2.3 Solicitation of Proxies. The Company shall use its reasonable best efforts to solicit proxies or written consents from the holders of Voting Securities of the Company in favor of the nominees designated in accordance with Section 2.1. If directors are to be elected at a meeting of stockholders, the Company shall duly call and hold a meeting of stockholders for such purpose in accordance with the Company's certificate of incorporation and by-laws, as the same may be amended from time to time, and applicable law. The Company shall, if required under applicable law, prepare and file with the SEC a proxy statement and such other materials, including a notice of meeting, as are necessary in connection with such meeting and distribute such materials, or cause such materials to be distributed, to the stockholders of the Company entitled to notice of and to vote at such meeting. Each party hereto hereby covenants and agrees to provide for inclusion in any such proxy statement and other materials such information regarding itself and its designee(s) as may be required under applicable law.

          2.4 Committees. Each director of the Company who is appointed pursuant to Section 2.1(a)(i) and 2.1(a)(ii) shall be entitled to representation on each committee, if any, of the Board of Directors of the Company at least proportionate to his or her representation on the Board of Directors, unless and except to the extent otherwise required by any applicable law or rule promulgated by the SEC or stock exchange on which the securities of the Company are listed. Jerry W. Levin shall be entitled to representation on committees of the Board of Directors of the Company in accordance with the provisions of the Levin Employment Agreement.

          2.5 Observer Rights. Each Qualified Bank Stockholder shall have the right to appoint one individual (a "Stockholder Observer") to observe and participate in the discussion of any proceeding of the Board of Directors of the Company or a committee thereof. Each Stockholder Observer shall have the right to receive (i) any written material or other information provided to members of such Board of Directors or committee thereof, provided, that such Stockholder Observer shall acknowledge and agree that he or she will be bound to satisfy the same duties and obligations of confidentiality with respect to such information that members of such Board of Directors or committee must satisfy and (ii) any notice provided to the Board of Directors of the Company or a committee thereof at the same time and in the same manner as such Board of Directors or committee thereof.

          2.6 Majority Vote Required for Certain Actions. Until the earlier to occur of (a) the termination of this Agreement in accordance with Section 4.2 hereof or (b) the date on which the Bank Stockholders and their Affiliates cease to own 50% or more of the outstanding shares of Common Stock, the prior written consent of holders of 51% or more of the outstanding shares of Common Stock ((i) subject to the Management Condition and (ii) excluding Non-Management Stock) (a "Majority Vote") shall be required to approve and authorize any of the following:

          (a) any material change, through acquisitions, dispositions of assets, or otherwise, in the nature of the business of the Company and its Subsidiaries;

          (b) any authorization, issuance or sale by any of the Company and its Subsidiaries of any equity securities, or securities convertible into, or exercisable or exchangeable for, or options to acquire, equity securities of any of the Company and its Subsidiaries, other than any such securities issued
(x) to the Company or a wholly-owned Subsidiary of the Company in connection with the organization of a new wholly-owned Subsidiary of the Company, (y) upon the grant of options pursuant to the Management Equity Plans or upon the exercise thereof or (z) upon the exercise of registration rights under the Registration Rights Agreement;

          (c) any borrowing or lending of money or guarantee of indebtedness in excess of $25 million by any of the Company and its Subsidiaries;

          (d) any material change to the Management Equity Plans or the creation of any other stock option, restricted stock or other equity-based compensation plan by any of the Company and its Subsidiaries;

          (e) any merger, consolidation, business combination or joint venture involving any of the Company and its Subsidiaries, or any sale or other disposition of all or substantially all of the Company's assets on a consolidated basis, other than mergers, consolidations, business combinations or joint ventures with an aggregate enterprise value in any calendar year of less than the greater of (A) $10 million or (B) 10% of earnings before interest, taxes, depreciation and amortization of the Company and its Subsidiaries on a consolidated basis for the twelve-month period ending on the most recently completed fiscal quarter for which financial statements are available;

          (f) any amendment to the Company's or any of its Subsidiaries' certificate of incorporation or bylaws (or equivalent governing documents);

          (g) any declaration or payment of dividends or similar payments or other distributions on or redemptions of the capital stock of any of the Company and its Subsidiaries, other than payments or distributions on, or redemptions of, capital stock held solely by the Company or a Subsidiary;

          (h) the adoption of any plan or proposal for a complete or partial liquidation or dissolution of the Company or any of its Subsidiaries or any reorganization or recapitalization of the Company or any of its Subsidiaries or commencement of any case, proceeding or action seeking relief under any existing or future laws relating to bankruptcy, insolvency, conservatorship or relief of debtors with respect to the Company or any of its Subsidiaries, other than any liquidation or dissolution of one or more immaterial Subsidiaries of the Company in connection with any ordinary course restructuring of the Company's Subsidiaries;

          (i) any significant change in accounting policies or procedures of the Company or any of its Subsidiaries unless required under United States generally accepted accounting principles or, in the case of foreign Subsidiaries, the applicable generally accepted accounting principles;

          (j) any transaction involving the Company or any of its Subsidiaries, on the one hand, and any Affiliate of the Company (other than a Subsidiary of the Company) or any Person in which an Affiliate of the Company or any of its Subsidiaries (other than a Subsidiary of the Company) has an interest as a director, officer, employee or greater than 5% stockholder or interest through a relationship with an Immediate Family Member or any Person related by marriage to an Immediate Family Member, on the other hand, other than (i) compensation and employee benefits of officers and employees of the Company and its Subsidiaries in their capacities as such and reimbursement of business expenses incurred by any such officer or employee or (ii) pursuant to borrowings or financing arrangements approved pursuant to Section 2.6(c);

          (k) the acquisition by any of the Company and its Subsidiaries of any assets or business, other than acquisitions with an aggregate enterprise value in any calendar year of less than the greater of (A) $10 million or (B) 10% of earnings before interest, taxes, depreciation and amortization of the Company and its Subsidiaries on a consolidated basis for the twelve-month period ending on the most recently completed fiscal quarter for which financial statements are available;

          (l) the election or reelection of any Person to the Board of Directors of any Subsidiary of the Company who is not as of such date an employee of the Company or any of its Subsidiaries or a director of the Company, other than the election or reelection to the Board of Directors of any Subsidiary of the Company organized under the laws of a foreign jurisdiction of (A) a Person who is not an employee of the Company or any of its Subsidiaries or a director of the Company solely for the purpose of complying with laws or regulations of such foreign jurisdiction requiring such Person to serve on such Board and (B) one Person who is outside counsel or an employee of an accounting firm retained by the Company solely for reasons of administrative convenience; and

          (m) the retention by the Company or any of its Subsidiaries of any financial advisor.

          2.7 Certificate of Incorporation and By-Laws. The Company and the Securityholders shall take or cause to be taken all lawful action necessary to ensure at all times that the certificate of incorporation and by-laws (or equivalent governing documents) of each of the Company and its Subsidiaries, as the same may be amended from time to time in accordance with the terms hereof and thereof, are not, at any time, inconsistent with the provisions of this Agreement.

          2.8 Other Voting Matters. (a) Except as otherwise provided in the certificate of incorporation or by-laws of the Company or the Levin Employment Agreement, all actions of the Board of Directors of any of the Company and its Subsidiaries shall require the approval of a majority of such Board of Directors.

          (b) Each Securityholder hereby agrees that such Securityholder will take or cause to be taken all lawful action necessary to ensure that the provisions of this Agreement are effected in accordance with their terms.

          (c) All holders of Equity Interests in Subsidiaries of the Company entitled to vote shall vote such Equity Interests on any matter in the same manner as the holder(s) of a majority of the voting power of the voting securities of such Subsidiary unless and until the initial Public Offering of such Subsidiary is consummated.

          SECTION 3. TRANSFERS AND ISSUANCES

          3.1 Limitations on Transfer. (a) Each Securityholder hereby agrees that, subject to the last sentence of Section 4.8, no Transfer shall occur in any manner that violates the provisions of this Agreement or any applicable federal or state securities laws.

          (b) Each Securityholder hereby agrees that, except for Transfers pursuant to Section 3.2, 3.5 or 3.7 or Transfers effected pursuant to an effective registration statement filed under the Securities Act, no Transfer shall occur unless the Company has been furnished with an opinion in form and substance reasonably satisfactory to the Company from counsel reasonably satisfactory to the Company that such Transfer may be made without registration under Section 5 under the Securities Act and any applicable state securities laws; provided, however, that this Section 3.1(b) shall not apply to Transfers by a Person (or Persons) who (i) beneficially owns less than 5% of the shares of Common Stock then outstanding; (ii) is not an "Affiliate" (as such term is defined under the Securities Act), of the Company, and (iii) has furnished the Company with a certificate, in form and substance reasonably satisfactory to the Company, signed by an authorized officer of the Person effecting such Transfer, to the effect that the requirements of clauses (i) and (ii) of this proviso are satisfied and that the Person making such Transfer did not receive the securities proposed to be Transferred with a view to a subsequent distribution.

          (c) Each Securityholder hereby agrees that, except for Transfers in connection with a Public Offering and Transfers pursuant to Rule 144 under the Securities Act, no Transfer shall occur unless the Transferee shall agree to become a party to, and be bound to the same extent as its Transferor by the terms of, this Agreement pursuant to the provisions of Section 4.6.

          (d) Notwithstanding any other provisions of this Agreement to the contrary and including Transfers otherwise permitted pursuant to the provisions of Section 3.2, (i) no

Transfer shall occur if such Transfer would result in the Company being subject to the periodic reporting requirements of the Exchange Act, except in connection with a Public Offering and (ii) in connection with any Transfer of Non-Management Stock otherwise permitted under this Agreement prior to the date on which the first Public Offering of the Company is consummated, the holder of such Non-Management Stock shall only be permitted to Transfer all, but not less than all, of such holder's Non-Management Stock.

          3.2 Transfers to Affiliates. Notwithstanding any other provision of this Agreement to the contrary, but subject to Section 3.1(d) and the last sentence of Section 4.8, each Securityholder and its Affiliates (but not any other Permitted Transferee of any thereof) shall be entitled under this Agreement, without compliance with Section 3.5, to Transfer from time to time any or all of the Equity Interests beneficially owned by it to any of its Affiliates (other than a Competitor) who agree to become a party to, and be bound to the same extent as its Transferor by the terms of, this Agreement pursuant to the provisions of Section 4.6; provided, however, that for purposes of this Section 3.2 only, if any Transfer of Equity Interests permitted under this Section is not permitted under the Other Agreements, then such Transfer shall not be permitted hereunder.

          3.3 Effect of Void Transfers. In the event of any purported Transfer in violation of the provisions of this Agreement, such purported Transfer shall be void and of no effect and the Company and its Subsidiaries shall not give effect to such Transfer.

          3.4 Legend on Securities. (a) Each certificate representing Equity Interests issued to any Securityholder (except for unexercised options issued pursuant to Management Equity Plans, which shall bear the legend set forth in
Section 3.4(b) below), including any additional shares of Common Stock that become subject to this Agreement pursuant to Section 4.1 hereof, shall bear the following legend on the face thereof; provided, however, that certificates representing Equity Interests not subject to the Registration Rights Agreement, shall make no reference to the Registration Rights Agreement:

          "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAW AND ARE SUBJECT TO A SECURITYHOLDERS' AGREEMENT AMONG AMERICAN HOUSEHOLD, INC., MORGAN STANLEY SENIOR FUNDING, INC., BANC OF AMERICA STRATEGIC SOLUTIONS, INC., WACHOVIA BANK, NATIONAL ASSOCIATION, OCM OPPORTUNITIES FUND III, L.P., OCM OPPORTUNITIES FUND II, L.P., HCA SEPARATE ACCOUNT II, GRYPHON DOMESTIC VI, LLC AND THE OTHER SECURITYHOLDERS PARTIES THERETO AND A REGISTRATION RIGHTS AGREEMENT AMONG THE COMPANY AND CERTAIN HOLDERS OF REGISTRABLE COMMON STOCK (AS THAT TERM IS DEFINED IN THE REGISTRATION RIGHTS AGREEMENT), COPIES OF WHICH ARE ON FILE WITH THE SECRETARY OF THE COMPANY. NO DIRECT OR INDIRECT TRANSFER, SALE, OFFER, ASSIGNMENT, EXCHANGE, DISTRIBUTION, MORTGAGE, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH SECURITYHOLDERS'

     AGREEMENT AND REGISTRATION RIGHTS AGREEMENT AND (A) PURSUANT TO A REGISTRATION STATEMENT EFFECTIVE UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (B) IF THE COMPANY HAS BEEN FURNISHED EITHER WITH AN OPINION REASONABLY SATISFACTORY IN FORM AND SUBSTANCE TO THE COMPANY OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY THAT SUCH TRANSFER, SALE, OFFER, ASSIGNMENT, EXCHANGE, DISTRIBUTION, MORTGAGE, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION MAY BE MADE WITHOUT REGISTRATION UNDER SECTION 5 OF THE SECURITIES ACT OF 1933, AS AMENDED, AND THE RULES AND REGULATIONS THEREUNDER AND APPLICABLE STATE SECURITIES LAWS OR WITH THE CERTIFICATE SPECIFIED IN SECTION 3.1(B) OF SUCH SECURITYHOLDERS' AGREEMENT, IF APPLICABLE. THE HOLDER OF THIS CERTIFICATE, BY ACCEPTANCE OF THIS CERTIFICATE, AGREES TO BE BOUND BY ALL OF THE PROVISIONS OF SUCH SECURITYHOLDERS' AGREEMENT AND REGISTRATION RIGHTS AGREEMENT, INCLUDING RESTRICTIONS RELATING TO THE EXERCISE OF ANY VOTING RIGHTS GRANTED BY THE SECURITIES."

          (b) Each unexercised option issued pursuant to Management Equity Plans shall bear the following legend:

          "THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAW AND ARE SUBJECT TO A SECURITYHOLDERS' AGREEMENT AMONG AMERICAN HOUSEHOLD, INC., MORGAN STANLEY SENIOR FUNDING, INC., BANC OF AMERICA STRATEGIC SOLUTIONS, INC., WACHOVIA BANK NATIONAL ASSOCIATION, OCM OPPORTUNITIES FUND III, L.P., OCM OPPORTUNITIES FUND II, L.P., HCA SEPARATE ACCOUNT II, GRYPHON DOMESTIC VI, LLC AND THE OTHER SECURITYHOLDERS PARTIES THERETO AND THE OPTION AGREEMENT, COPIES OF WHICH ARE ON FILE WITH THE SECRETARY OF THE COMPANY. THE HOLDER OF THIS OPTION, BY ACCEPTANCE HEREOF, AGREES TO BE BOUND BY ALL OF THE PROVISIONS OF SUCH SECURITYHOLDERS' AGREEMENT AND OPTION AGREEMENT, INCLUDING RESTRICTIONS RELATING TO THE EXERCISE OF ANY VOTING RIGHTS GRANTED BY THE SECURITIES."

          3.5 Tag-Along Rights. (a) With respect to any proposed Transfer (other than any Transfer in connection with a mortgage, pledge or hypothecation) in one transaction or a series of related transactions of 10% or more of the outstanding shares of Common Stock on a fully diluted basis by any Securityholder and its Affiliates (but not any other Permitted Transferee of any thereof) (in such capacity, a "Transferring Stockholder"), other than as provided in Section 3.2 or pursuant to a Public Offering or pursuant to Rule 144 promulgated under the Securities Act, and subject to the last sentence of Section 4.8, the Transferring Stockholder shall have the obligation, and each other Securityholder shall have the right but not the obligation, to require the proposed Transferee to purchase from each Securityholder having and exercising such right (a "Tagging Stockholder") a number of shares of Common Stock equal to the product of (i) such Tagging Stockholder's percentage ownership on a fully diluted basis

(excluding shares subject to a Transfer restriction referred to in the last sentence of this Section 3.5(a)) of all the outstanding shares of Common Stock on a fully diluted basis (excluding shares subject to a Transfer restriction referred to in the last sentence of this Section 3.5(a)) multiplied by (ii) the total number of shares of Common Stock proposed to be Transferred by the Transferring Stockholder. Such Tagging Stockholder shall sell its shares of Common Stock at the same price per share and upon the same terms and conditions (including without limitation time of payment and form of consideration) as to be paid and given to the Transferring Stockholder, provided that in order to be entitled to exercise its right to sell shares of Common Stock to the proposed Transferee pursuant to this Section 3.5, a Tagging Stockholder must agree to make to the proposed Transferee the same representations, warranties, covenants, indemnities and agreements as the Transferring Stockholder agrees to make in connection with the proposed Transfer of the shares of Common Stock of the Transferring Stockholder (except that in the case of representations and warranties pertaining specifically to the Transferring Stockholder, a Tagging Stockholder shall make the comparable representations and warranties pertaining specifically to itself, and except that in the case of covenants or agreements capable of performance only by certain Securityholders, such covenants or agreements shall be made only by such certain Securityholders) and provided further that all representations, warranties, covenants, agreements and indemnities made by the Transferring Stockholder and the Tagging Stockholders pertaining specifically to themselves shall be made by each of them severally and not jointly and provided further that each of the Transferring Stockholder and each Tagging Stockholder shall be severally (but not jointly) liable for breaches of representations, warranties, covenants and agreements of or (in the case of representations and warranties) pertaining to the Company and its Subsidiaries, and for indemnification obligations arising out of or relating to any such breach or otherwise pertaining to the Company and its Subsidiaries, on a pro rata basis (based on the number of shares of Common Stock sold by each Transferring Stockholder and each Tagging Stockholder), such liability of each such Securityholder not to exceed such Securityholder's pro rata portion of the gross proceeds of the sale. Subject to the next sentence, any Tagging Stockholder that is a holder of Common Stock Equivalents of the Company and wishes to participate in a sale of Common Stock pursuant to this Section 3.5(a) shall convert into or exercise or exchange such number of Common Stock Equivalents for Common Stock as may be required therefor on or prior to the closing of such Transfer. Notwithstanding anything in this Section 3.5 to the contrary, if any Transfer of Common Stock or Common Stock Equivalents of the Company pursuant to this Section 3.5 is not permitted under an Other Agreement, then such Transfer shall not be permitted hereunder.

          (b) The Transferring Stockholder shall give notice to all Securityholders, including any Permitted Transferees thereof, of each proposed Transfer giving rise to the rights of the Tagging Stockholders set forth in the first sentence of Section 3.5(a) at least 30 days prior to the proposed consummation of such Transfer, setting forth the name of the Transferring Stockholder, the number of shares of Common Stock proposed to be so Transferred, the name and address of the proposed Transferee, the proposed amount and form of consideration and other terms and conditions offered by the proposed Transferee, and a representation that the proposed Transferee has been informed of the tag-along rights provided for in this Section 3.5 and has agreed to purchase shares of Common Stock from any Tagging Stockholder or Tagging Stockholders in accordance with the terms hereof. The tag-along rights provided by this Section 3.5 must be exercised by each Tagging Stockholder within 20 days following receipt of the notice required by the preceding sentence, by delivery of a written notice to the Transferring

Stockholder indicating such Tagging Stockholder's desire to exercise its rights and specifying the number of shares of Common Stock it desires to sell. The Transferring Stockholder shall be entitled under this Section 3.5 to Transfer to the proposed Transferee the number of shares of Common Stock equal to the difference between the number referred to in clause (ii) of paragraph
(a) above and the aggregate number of shares of Common Stock set forth in the written notices, if any, delivered by the Tagging Stockholders pursuant to the preceding sentence (up to the maximum number of shares of Common Stock beneficially owned by such Tagging Stockholders required to be purchased by the proposed Transferee pursuant to the first sentence of Section 3.5(a)). If the proposed Transferee fails to purchase shares of Common Stock from any Tagging Stockholder that has properly exercised its tag-along rights, then the Transferring Stockholder shall not be permitted to make the proposed Transfer, and any such attempted Transfer shall be void and of no effect, as provided in
Section 3.3 hereof.

          (c) If any of the Tagging Stockholders exercise their rights under
Section 3.5(a), the closing of the purchase of the Common Stock with respect to which such rights have been exercised shall take place concurrently with the closing of the sale of the Transferring Stockholder's Common Stock. No Transfer shall occur pursuant to this Section 3.5 unless the Transferee shall agree to become a party to, and be bound to the same extent as its Transferor by the terms of, this Agreement pursuant to the provisions of Section 4.6.

          3.6 Public Offerings, etc. The provisions of Sections 3.5 and 3.7 shall not be applicable to offers and sales of Common Stock in a Public Offering or pursuant to Rule 144 under the Securities Act.

          3.7 Drag-Along Rights. Subject to the last sentence of Section 4.8, if any Securityholder or group of Securityholders and their Affiliates (or, in the case of Subsidiaries of the Company, the Company or its Subsidiary which is the direct parent of such Subsidiary) (the "Selling Stockholder(s)") owning fifty percent (50%) or more of the outstanding shares of Common Stock of any of the Company or common stock of any of its Subsidiaries on a fully diluted basis receives an offer from a Third Party proposing a Control Transaction with respect to the Company or a Subsidiary, as the case may be (whether pursuant to a sale of stock, a merger or otherwise), and such offer is accepted by the Selling Stockholder(s), then each Securityholder hereby agrees that, if requested to do so by such Selling Stockholder(s), it will Transfer all of its shares of Common Stock of the Company or common stock of the applicable Subsidiary or Subsidiaries, as the case may be, to such Third Party on the terms of the offer so accepted by the Selling Stockholder(s), including making the same representations, warranties, covenants, indemnities and agreements that the Selling Stockholder(s) agrees to make (except that, in the case of representations and warranties pertaining specifically to the Selling Stockholder(s), each other Securityholder shall make the comparable representations and warranties pertaining specifically to itself, and except that, in the case of covenants or agreements capable of performance only by certain Securityholders, such covenants or agreements shall be made only by such certain Securityholders, and provided that all representations, warranties, covenants, agreements and indemnities made by the Securityholders pertaining specifically to themselves shall be made by each of them severally and not jointly and provided further that each Securityholder shall be severally (but not jointly) liable for breaches of representations, warranties, covenants and agreements of or (in the case of representations and warranties) pertaining to the Company and its Subsidiaries, and for indemnification obligations arising out of or relating to any such breach or otherwise pertaining to the Company and its Subsidiaries, on a pro rata basis (based on the number of shares of Common Stock or common stock of a Subsidiary, as the case may be, sold by each Selling Stockholder and each of the other Securityholders), such liability of each such Securityholder not to exceed such Securityholder's pro rata portion of the gross proceeds of the sale). If the Selling Stockholder(s) accepts such Control Transaction, such Selling Stockholder(s) shall give written notice to all Securityholders of the proposed Control Transaction at least 30 days prior to the proposed consummation of such Control Transaction. Subject to the next sentence, if requested to do so by the Selling Stockholder(s), any Securityholder that is a holder of Common Stock Equivalents shall convert, exercise or exchange such Common Stock Equivalents into or for Common Stock of the Company or common stock of its Subsidiary, as the case may be, in accordance with their terms on or prior to the closing date of such Control Transaction. Notwithstanding anything in this Section 3.7 to the contrary, (i) in the event a Securityholder that holds Common Stock Equivalents (other than options to acquire shares of Common Stock or common stock of a Subsidiary of the Company granted under the Management Equity Plans, which are governed by clause (ii) below) is required to Transfer such Common Stock Equivalents in a Control Transaction, such Securityholder shall not be required to convert, exercise or exchange any such Common Stock Equivalent if and to the extent that the applicable conversion, exercise or exchange price of such Common Stock Equivalent is equal to or greater than the value of the consideration to be received by Securityholders in the Control Transaction giving rise to drag-along rights under this Section 3.7 and, in lieu of such conversion, exercise or exchange, at the election of such holder of Common Stock Equivalents, any such Common Stock Equivalents shall instead be cancelled and forfeited; (ii) in connection with any Control Transaction giving rise to drag-along rights under this Section 3.7, the treatment of options to acquire shares of Common Stock or common stock of a Subsidiary of the Company granted under the Management Equity Plans shall be governed by the terms of Section 6(f) (or any successor provision) of the applicable Management Equity Plan and (iii) if any Transfer of Common Stock or common stock of a Subsidiary of the Company or Common Stock Equivalents of the Company or a Subsidiary of the Company pursuant to this Section 3.7 is not permitted under an Other Agreement, then such Transfer shall not be permitted or required hereunder.

          3.8 Participation Right. (a) Subject to Section 3.8(c) hereof, the Company shall not issue nor permit any of its Subsidiaries to issue (an "Issuance") additional shares of Common Stock, common stock of a Subsidiary of the Company, Common Stock Equivalents or any other equity securities or securities convertible into, or exercisable or exchangeable for, or options to acquire, equity securities of the Company or any of its Subsidiaries (collectively "Equity Interests") to any Person unless, prior to such Issuance, the Company notifies (i) each Bank Stockholder, (ii) Oaktree and
(iii) Jerry W. Levin and his Affiliates that beneficially own Equity Interests (for purposes of this Section 3.8 only, each a "Participation Securityholder") in writing of the proposed Issuance and grants to such Participation Securityholder the right (the "Right") to subscribe for and purchase up to a portion of such additional Equity Interests so issued at the same price and upon the same terms and conditions (including, in the event such Equity Interests are issued as a unit together with other securities, the purchase of such other securities) as issued in the Issuance such that:

               (i) in the case of an Issuance in which shares of Common Stock or Common Stock Equivalents of the Company are to be issued, immediately after giving effect to the Issuance and full exercise of the Right (including, for purposes of this calculation, the issuance of shares of Common Stock upon conversion, exchange or exercise of any Common Stock Equivalent issued in the Issuance or subject to the Right), the shares of Common Stock beneficially owned by each such Participation Securityholder and their respective Affiliates on a fully diluted basis (rounded to the nearest whole share) shall represent the same percentage of the aggregate number of shares of Common Stock outstanding on a fully diluted basis as was beneficially owned by such Participation Securityholder and their respective Affiliates immediately prior to the Issuance; and

               (ii) in the case of an Issuance in which Equity Interests of a Subsidiary are to be issued, each such Participation Securityholder and their respective Affiliates shall have the Right to acquire a percentage of such Equity Interests to be issued in the Issuance equal to the percentage of shares of Common Stock on a fully diluted basis that was beneficially owned by such Participation Securityholder and their Affiliates immediately prior to the Issuance.

          (b) The Right may be exercised by each such Participation Securityholder at any time by written notice to the Company received by the Company within 10 Business Days after the date on which such Participation Securityholder receives notice from the Company of the proposed Issuance, and the closing of the purchase and sale pursuant to the exercise of the Right shall occur on the date scheduled by the Company for the Issuance, which may not be earlier than 10 Business Days after the Company receives notice of the exercise of the Right. Notwithstanding the foregoing, the Right shall not apply to any Issuance (i) in payment of the purchase price of assets acquired by the Company or any of its Subsidiaries, including any Issuance in connection with a merger, joint venture, licensing transaction or exchange of shares, (ii) upon the grant or exercise of options granted to directors or employees of the Company or its Subsidiaries or the grant or exercise of options pursuant to the Management Equity Plans, or (iii) pursuant to a Public Offering of the Company or any of its Subsidiaries. In connection with the exercise of a Right to purchase Equity Interests other than Common Stock, the Participation Securityholders shall receive registration rights no less favorable than the registration rights granted to any other holder of such Equity Interests or, if none are granted, registration rights comparable to the registration rights granted to them with respect to Common Stock under the Registration Rights Agreement.

          (c) If any Issuance under Section 3.8(a)(ii) involves an Issuance of Equity Interests to a Third Party (a "Third Party Issuance") and the holders of fifty-one percent (51%) or more of the outstanding shares of Common Stock ((i) subject to the Management Condition and (ii) excluding Non-Management Stock) agree in writing that, in their good faith opinion, the exercise by all the Participation Securityholders of their respective participation rights would materially adversely affect the consummation of such Third Party Issuance, the Company or its Subsidiary, as the case may be, shall (1) issue such amount of Equity Interests to such Third Party as is approved in accordance with this Agreement and (2) if additional amounts of Equity Interests may be issued without materially adversely affecting the consummation of such Third Party Issuance in the good faith opinion of the holders of fifty-one percent (51%) or more of the outstanding Common Stock ((i) subject to the Management Condition and (ii) excluding Non-

Management Stock), pro rata among the Participation Securityholders who exercise their participation rights in accordance with Section 3.8(b).

          SECTION 4. MISCELLANEOUS

          4.1 Additional Securities Subject to Agreement. Each Securityholder agrees that any other securities which it shall hereafter acquire by means of a stock split, stock dividend, distribution or otherwise (other than pursuant to a Public Offering) shall be subject to the provisions of this Agreement to the same extent as if held on the date hereof.

          4.2 Termination. This Agreement shall terminate upon the first to occur of (i) the written consent thereto by each Qualified Bank Stockholder,
(ii) the absence of any Qualified Bank Stockholder, (iii) the merger of the Company into or with any entity, other than a Subsidiary of the Company; provided that immediately after such merger, the Bank Stockholders own in the aggregate less than 50% of the voting power of the outstanding Voting Securities of the combined entity, (iv) the sale of all or substantially all of the assets of the Company, other than to a Subsidiary of the Company, or
(v) the consummation of a Control Transaction of the Company.

          4.3 Injunctive Relief. The Securityholders, their Permitted Transferees and the Company acknowledge and agree that a violation of any of the terms of this Agreement will cause the Securityholders and their Permitted Transferees irreparable injury for which adequate remedy at law is not available. Accordingly, it is agreed that each of the Company, the Securityholders and their Permitted Transferees shall be entitled to an injunction, restraining order or other equitable relief to prevent breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction in the United States or any state thereof, in addition to any other remedy to which it may be entitled at law or equity.

          4.4 Other Securityholders' Agreements. None of the Securityholders shall enter into any agreement or other arrangement of any kind with any Person with respect to Equity Interests which is inconsistent with the provisions of this Agreement or which may impair its ability to comply with this Agreement.

          4.5 Amendments. This Agreement may be amended only by a written instrument signed by (a) each Qualified Bank Stockholder, (b) the Company and
(c) Securityholders holding a majority of the outstanding shares of Common Stock; provided, however, that if an amendment to, or termination of, this Agreement is proposed as an integral part of (x) a transaction requiring approval under Section 2.6 hereof, such amendment or termination, as the case may be, may be effected by a written instrument signed by (i) holders of 51% or more of the outstanding shares of Common Stock ((A) subject to the Management Condition and (B) excluding Non-Management Stock) and (ii) the Company or (y) an initial Public Offering of the Company or a Subsidiary of the Company or a Control Transaction of the Company (as opposed to a Subsidiary of the Company), whether or not Section 2.6 is in effect, such amendment or termination, as the case may be, may be effected by a written instrument signed by (i) holders of 51% or more of the outstanding shares of Common Stock ((A) subject to the Management Condition and (B) excluding Non-Management Stock) and (ii) the Company.

          4.6 Successors, Assigns and Transferees. The provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their Permitted Transferees and their respective successors, each of which Permitted Transferees and successors shall agree in a writing in form and substance reasonably satisfactory to the Company to become a party hereto and be bound to the same extent as its Transferor hereby, provided that no Securityholder may assign to any Permitted Transferee any of its rights or obligations hereunder other than in connection with a Transfer to such Permitted Transferee of Equity Interests in accordance with the provisions of this Agreement. Any purported assignment in violation of this provision shall be null and void ab initio.

          4.7 Notices. All notices, requests and demands to or upon the respective parties hereto to be effective shall be in writing (including by telecopy), and, unless otherwise expressly provided herein, shall be deemed to have been duly given or made when delivered by hand, or two business days after being delivered to a recognized courier (whose stated terms of delivery are two business days or less to the destination of such notice), or five days after being deposited in the mail or, in the case of telecopy notice, when received, addressed as set forth on Schedule A hereto to the parties hereto, or to such other address as may be hereafter notified by the respective parties hereto.

          4.8 Integration. This Agreement and the documents referred to herein or delivered pursuant hereto and, in the case of a Management Securityholder, all option, subscription, restricted stock, employment and other agreements entered into by such Management Securityholder and any of the Company and its Subsidiaries (the "Other Agreements"), contain the entire understanding of the parties with respect to the subject matter hereof and thereof. There are no agreements, representations, warranties, covenants or undertakings with respect to the subject matter hereof and thereof other than those expressly set forth herein and therein. This Agreement and such documents supersede all prior agreements and understandings between the parties with respect to such subject matter hereof and thereof. Notwithstanding anything else in this Agreement to the contrary, if any Transfer of restricted Common Stock permitted or required under this Agreement is not permitted under any of the Other Agreements applicable to such restricted Common Stock, then such Transfer shall not be permitted or required hereunder.

          4.9 Severability. If one or more of the provisions, paragraphs, words, clauses, phrases or sentences contained herein, or the application thereof in any circumstances, is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision, paragraph, word, clause, phrase or sentence in every other respect and of the remaining provisions, paragraphs, words, clauses, phrases or sentences hereof shall not be in any way impaired, it being intended that all rights, powers and privileges of the parties hereto shall be enforceable to the fullest extent permitted by law.

          4.10 Counterparts. This Agreement may be executed in two or more counterparts, and by different parties on separate counterparts each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

          4.11 Governing Law, Etc. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York applicable to contracts made and to be performed therein, except (i) with respect to the Company and each Subsidiary organized under the laws of the State of Delaware, for matters directly within the purview of the General Corporation Law of the State of Delaware (the "DGCL"), which shall be governed by the DGCL and (ii) with respect to Subsidiaries not organized under the laws of the State of Delaware, for matters directly within the purview of the business corporation law of the jurisdiction of organization of such Subsidiary (the "Applicable Corporation Law"), which shall be governed by the Applicable Corporation Law. The parties executing this Agreement hereby (i) agree to submit to the exclusive jurisdiction of the federal and state courts located in the Southern District of New York in any action or proceeding arising out of or relating to this Agreement, (ii) waive any objection to the laying of venue of any actions or proceedings brought in any such court and any claim that such actions or proceedings have been brought in an inconvenient forum, and (iii) agree that service of any process, summons, notice or document by U.S. registered mail to the address for such party specified in Section 4.7 shall be effective service of process for any action or proceeding in New York with respect to any matter specified above.

          4.12 Additional Management Securityholders. Each Management Securityholder on the date hereof is deemed a party hereto by the Amended Plan or the Subsidiary Plans (as the case may be) and pursuant to the Amended Plan or the Subsidiary Plans (as the case may be) is bound hereby. After the date hereof, the Company shall not issue, and shall cause its Subsidiaries not to issue, any Equity Interests to an employee of the Company or any of its Subsidiaries, including any Affiliate of such employee, unless he, she or it first delivers to the Company a writing, in form and substance satisfactory to the Company, agreeing that he, she or it is bound by the terms hereof as a Management Securityholder.

          4.13 Non-Management Stockholders. Each Non-Management Stockholder is deemed a party hereto by the Amended Plan and pursuant to the Amended Plan is bound hereby. The Company shall not issue Common Stock to a Non-Management Stockholder until such Non-Management Stockholder first delivers to the Company a writing, in form and substance satisfactory to the Company, acknowledging that such holder is bound by the terms hereof as a Non-Management Stockholder.

          IN WITNESS WHEREOF, each of the undersigned has executed this Agreement or caused this Agreement to be executed on its behalf as of the date first written above.


                                        AMERICAN HOUSEHOLD, INC.


                                        By: /s/ Steven Isko
                                            ----------------------------------
                                            Name: Steven Isko
                                            Title: Chief Legal Officer


                                        MORGAN STANLEY SENIOR FUNDING, INC.


                                        By: /s/ Michael Petrick
                                            ----------------------------------
                                            Name: Michael Petrick
                                            Title: Managing Director


                                        BANC OF AMERICA STRATEGIC
                                         SOLUTIONS, INC.


                                        By: /s/ H.G. Wheelock
                                            ----------------------------------
                                            Name: H.G. Wheelock
                                            Title: Managing Director


                                        WACHOVIA BANK NATIONAL
                                         ASSOCIATION


                                        By: /s/ Joel Thomas
                                            ----------------------------------
                                            Name: Joel Thomas
                                            Title: Director


                                        OCM OPPORTUNITIES FUND III, L.P.


                                        By:
                                            ----------------------------------
                                            Name:
                                            Title:

                                        OCM OPPORTUNITIES FUND II, L.P.


                                        By:
                                            ----------------------------------
                                            Name:
                                            Title:


                                        HCA SEPARATE ACCOUNT II


                                        By:
                                            ----------------------------------
                                            Name:
                                            Title:


                                        GRYPHON DOMESTIC VI, LLC


                                        By:
                                            ----------------------------------
                                            Name:
                                            Title:


                                        MANAGEMENT SECURITYHOLDERS
                                        (Each of the undersigned signing
                                        individually, and not on behalf of any
                                        other Management Securityholder)


                                         /s/ Jerry Levin
                                        --------------------------------------
                                         Name: Jerry Levin

                                                                     SCHEDULE A


                                    NOTICES



                  If to the Company, to:

                  American Household, Inc.
                  2381 Executive Center Drive
                  Boca Raton, Florida  33431
                  Attention:   Chief Legal Officer
                  Telecopy: (561) 912-4612

                  with a copy to:

                  Skadden, Arps, Slate, Meagher & Flom LLP
                  One Rodney Square
                  Wilmington, Delaware 19801
                  Attention: Richard L. Easton, Esq.
                  Telecopy: (302) 651-3001

                  With an additional copy to:

                  Simpson Thacher & Bartlett
                  Attention:  Peter J. Gordon, Esq.
                  425 Lexington Avenue
                  New York, New York  10017

                  Telecopy:  (212) 455-2502

                  If to the Securityholders, to:

                  Such Securityholder, at such Securityholder's address or to such Securityholder's telephone or telecopy number reflected in the Company's books and records.

                                   EXHIBIT C

-------------------------------------------------------------------------------





                         REGISTRATION RIGHTS AGREEMENT


                                 by and among


                           AMERICAN HOUSEHOLD, INC.


                                      and


                           THE HOLDERS NAMED HEREIN


                    ---------------------------------------

                         Dated as of December 18, 2002

                    ---------------------------------------





-------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----


          1.  Definitions.....................................................1

          2.  Securities Act Shelf Registration on Request....................4

              (a)  Shelf Registration.........................................4

              (b)  Effective Registration Statement...........................4

          3.  Securities Act Registration on Request..........................5

              (a)  Request....................................................5

              (b)  Registration of Other Securities...........................6

              (c)  Registration Statement Form................................6

              (d)  Effective Registration Statement...........................7

              (e)  Selection of Underwriters..................................8

              (f)  Priority in Requested Registration.........................8

              (g)  Shelf Registrations........................................8

          4.  Piggyback Registration..........................................9

          5.  Expenses.......................................................10

          6.  Registration Procedures........................................10

          7.  Underwritten Offerings.........................................14

              (a)  Requested Underwritten Offerings..........................14

              (b)  Piggyback Underwritten Offerings: Priority................14

              (c)  Holders of Registrable Common Stock to be
                   Parties to Underwriting Agreement.........................15

              (d)  Holdback Agreements.......................................16

          8.  Preparation: Reasonable Investigation..........................17

              (a)  Registration Statements...................................17

              (b)  Confidentiality...........................................17

          Article                    Title                                 Page
          -------                    -----                                 ----


          9.  Postponements..................................................18

          10. Indemnification................................................18

              (a)  Indemnification by the Company............................19

              (b)  Indemnification by the Offerors and Sellers...............19

              (c)  Notices of Losses, etc....................................20

              (d)  Contribution..............................................20

              (e)  Other Indemnification.....................................21

              (f)  Indemnification Payments..................................21

          11. Registration Rights to Others..................................21

          12. Adjustments Affecting Registrable Common Stock.................21

          13. Rule 144 and Rule 144A.........................................22

          14. Amendments and Waivers.........................................22

          15. Nominees for Beneficial Owners.................................22

          16. Assignment.....................................................22

          17. Calculation of Percentage or Number of Shares of
              Registrable Common Stock.......................................23

          18. Termination of Registration Rights.............................23

          19. Miscellaneous..................................................23

              (a)  Further Assurances........................................23

              (b)  Headings..................................................24

              (c)  Conflicting Instructions..................................24

              (d)  Remedies..................................................24

              (e)  Entire Agreement..........................................24

              (f)  Notices...................................................24

              (g)  Governing Law.............................................24

              (h)  Severability..............................................24

          Article                    Title                                 Page
          -------                    -----                                 ----

              (i)  Counterparts..............................................25

          20. Management Holders.............................................25

          21. Non-Management Holders.........................................25



SCHEDULES:

SCHEDULE A - HOLDERS OF REGISTRABLE COMMON STOCK
SCHEDULE B - NOTICES

                         REGISTRATION RIGHTS AGREEMENT

          REGISTRATION RIGHTS AGREEMENT, dated as of December 18, 2002 (this "Agreement"), by and among American Household, Inc., a Delaware corporation (the "Company"), and the holders of Registrable Common Stock (as hereinafter defined) who are signatories to this Agreement or who agree to be or otherwise are bound by the terms hereof (the "Holders").

          This Agreement is being entered into in connection with the acquisition of Common Stock (as hereinafter defined) on the date hereof by certain holders (the "Original Holders") pursuant to the Plan (as hereinafter defined). Upon the issuance of the Common Stock, each Original Holder will own the number of shares of Common Stock specified with respect to such Original Holder in Schedule A hereto.

          To induce the Original Holders to vote in favor of the Plan and to accept the issuance of the Common Stock by the Company under the Plan, the Company has undertaken to register Registrable Common Stock under the Securities Act (as hereinafter defined) and to take certain other actions with respect to the Registrable Common Stock. This Agreement sets forth the terms and conditions of such undertaking.

          In consideration of the premises and the mutual agreements set forth herein, the parties hereto hereby agree as follows:

     1. Definitions. Unless otherwise defined herein, capitalized terms used herein and in the recitals above shall have the following meanings:

          "Affiliate" of a Person means any Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such other Person. For purposes of this definition, "control" means the ability of one Person to direct the management and policies of another Person.

          "Business Day" means any day except a Saturday, Sunday or other day on which commercial banks in New York City are authorized or required by law to be closed.

          "Commission" means the U.S. Securities and Exchange Commission.

          "Common Stock" means the shares of common stock, $.01 par value per share, of the Company, as adjusted to reflect any merger, consolidation, recapitalization, reclassification, split-up, stock dividend, rights offering or reverse stock split made, declared or effected with respect to the Common Stock.

          "Company Indemnitee" has the meaning set forth in Section 10(a) hereof.

          "Effective Date" means the effective date of the Plan pursuant to the terms thereof.

          "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, or any similar or successor statute.

          "Expenses" means all expenses incident to the Company's performance of or compliance with its obligations under this Agreement, including, without limitation, all registration, filing, listing, stock exchange and NASD fees (including, without limitation, all fees and expenses of any "qualified independent underwriter" required by the rules of the NASD), all fees and expenses of complying with state securities or blue sky laws (including the reasonable fees, disbursements and other charges of counsel for the underwriters in connection with blue sky filings), all word processing, duplicating and printing expenses, messenger, telephone and delivery expenses, all rating agency fees, the fees, disbursements and other charges of counsel for the Company and of its independent public accountants, including the expenses incurred in connection with "cold comfort" letters required by or incident to such performance and compliance, the fees and expenses incurred in connection with the listing of the securities to be registered on each securities exchange or national market system on which similar securities issued by the Company are then listed, any fees and disbursements of underwriters customarily paid by issuers or sellers of securities, the reasonable fees, disbursements and other charges of one firm of counsel (per registration statement prepared) to the holders of Registrable Common Stock making a request pursuant to Section 2(a) or Section 3(a) hereof (selected by the Holders holding a majority of the shares of Registrable Common Stock covered by such registration), the fees and expenses of any special experts retained by the Company in connection with such registration, and the fees and expenses of other persons retained by the Company, but excluding underwriting discounts and commissions and applicable transfer taxes, if any, which discounts, commissions and transfer taxes shall be borne by the seller or sellers of Registrable Common Stock in all cases; provided, that, if the Company shall, in accordance with Section 4 or Section 9 hereof, not register any securities with respect to which it had given written notice of its intention to register to holders of Registrable Common Stock, notwithstanding anything to the contrary in the foregoing, all reasonable out-of-pocket expenses incurred by Requesting Holders in connection with such registration (other than the reasonable fees, disbursements and other charges of counsel other than the one firm of counsel referred to above) shall be deemed to be Expenses.

          "Holder Indemnitee" has the meaning set forth in Section 10(b) hereof.

          "Initial Shelf" has the meaning set forth in Section 3(a) hereof.

          "Initiating Holders" has the meaning set forth in Section 3(a) hereof.

          "Initiating Request" has the meaning set forth in Section 3(a) hereof.

          "Loss" and "Losses" have the meanings set forth in Section 10(a) hereof.

          "Management Condition" shall mean, with respect to voting matters under Section 12, Section 14 and Section 16 of this Agreement, that for a period of twenty-one (21) months from the date of this Agreement, all shares of Registrable Common Stock held by Management Holders shall be voted in the same proportion as the shares of Registrable Common Stock voted by all Original Holders (excluding Jerry W. Levin and Non-Management Holders).

          "Management Holders" means Holders of Registrable Common Stock who are (i) employees or former employees of the Company and (ii) Affiliates of employees or former employees of the Company.

          "NASD" means the National Association of Securities Dealers, Inc.

          "NASDAQ" means the National Association of Securities Dealers, Inc. Automated Quotation System.

          "Non-Management Holders" means holders of Allowed Claims in Class 5 of the Plan (as such terms are defined in the Plan) issued Registrable Common Stock pursuant to the Plan.

          "Offering Documents" has the meaning set forth in Section 10(a) hereof.

          "Person" means any individual, corporation, partnership, firm, joint venture, association, joint stock company, trust, unincorporated organization, governmental or regulatory body or subdivision thereof or other entity.

          "Piggyback Requesting Holder" has the meaning set forth in Section 4 hereof.

          "Plan" means the Plan of Reorganization under Chapter 11 of the United States Bankruptcy Code for the Company, as the same may be amended, modified or supplemented from time to time in accordance with the terms thereof.

          "Public Offering" means a public offering and sale of Common Stock pursuant to an effective registration statement under the Securities Act.

          "Registrable Common Stock" means any of the Common Stock owned by the Holders from time to time, provided, however, that a share of Common Stock will cease to be Registrable Common Stock after it has been sold under a registration statement effected pursuant hereto (or, in the case of a Management Holder, a registration statement on Form S-8 which includes a resale prospectus on Form S-3) or pursuant to Rule 144 promulgated under the Securities Act.

          "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations thereunder, or any similar or successor statute.

          "Selling Holders" means the holders of Registrable Common Stock requested to be registered pursuant hereto.

          "Shelf Filing Date" has the meaning set forth in Section 2(a) hereof.

          "Shelf Registration" has the meaning set forth in Section 2(a) hereof.

          "Shelf Registration Statement" has the meaning set forth in Section 2(a) hereof.

          "Shelf Requesting Holders" means one or more Holders (other than Management Holders or Non-Management Holders) holding 45% or more of the shares of Registrable Common Stock outstanding on the Shelf Request Date (excluding shares held by Management Holders or Non-Management Holders).

          "Shelf Request Date" has the meaning set forth in Section 2(a) hereof.

          "Transfer" means any transfer, sale, assignment, pledge, hypothecation or other disposition of any interest. "Transferor" and "Transferee" have correlative meanings.

     2. Securities Act Shelf Registration on Request.

          (a) Shelf Registration. Shelf Requesting Holders may request the Company to file a shelf registration statement (a "Shelf Registration Statement") pursuant to Rule 415 promulgated under the Securities Act (a "Shelf Registration") providing for the sale by the Holders of any or all of the Registrable Common Stock held by such Shelf Requesting Holders (the date of such request, the "Shelf Request Date"). Shelf Requesting Holders may make such request at any time after the earlier to occur of (i) the initial Public Offering of the Company or (ii) the first anniversary of the Effective Date. The Company shall (i) use its best efforts to file such Shelf Registration Statement under the Securities Act at the earliest practicable date, but in any event not later than 90 days after the Shelf Request Date (the "Shelf Filing Date"), and (ii) use its best efforts to have such Shelf Registration Statement thereafter declared effective by the Commission at the earliest practicable date, but in any event not later than 90 days after the Shelf Filing Date or, if a Shelf Registration Statement is reviewed by the Staff of the Securities and Exchange Commission, not later than 210 days after the Shelf Request Date. Subject to Section 9(b), the Company agrees to use its reasonable best efforts to keep the Shelf Registration Statement continuously effective under Rule 415 of the Securities Act until the earlier to occur of
(i) the second anniversary of the date such Shelf Registration Statement initially is declared effective by the Commission (plus a number of Business Days equal to the number of Business Days, if any, that the Shelf Registration Statement is not kept effective after the initial date of its effectiveness and prior to the second anniversary thereof), (ii) the day after the date on which all of the Registrable Common Stock covered by the Shelf Registration Statement has been sold pursuant to the Shelf Registration Statement or (iii) the first date on which there shall cease to be any Registrable Common Stock covered by such Shelf Registration Statement. The Company further agrees, if necessary, to supplement or amend the Shelf Registration Statement, if required by the rules, regulations or instructions applicable to the registration form used by the Company for such Shelf Registration or by the Securities Act or by any other rules and regulations thereunder for shelf registration, and the Company agrees to furnish to the Holders whose Registrable Common Stock is included in such Shelf Registration Statement copies of any such supplement or amendment promptly after its being issued or filed with the Commission.

          (b) Effective Registration Statement. A Shelf Registration pursuant to Section 2(a) hereof shall not be deemed to have been effected

               (i) unless a registration statement with respect thereto has been declared effective by the Commission and remains effective in compliance with the provisions of the Securities Act and the laws of any state or other jurisdiction applicable to the disposition of Registrable Common Stock covered by such registration statement until such time as all of such Registrable Common Stock have been disposed of in accordance with such registration statement or there shall cease to be any Registrable Common Stock covered by such Shelf Registration Statement (provided that such period need not exceed the applicable period provided for in Section 2(a)), or

               (ii) if, after it has become effective, such registration is subject to any stop order, injunction or other order or requirement of the Commission or other governmental or regulatory agency or court preventing the sale of securities under such registration statement for any reason other than a violation of applicable law solely by any Holder and has not thereafter become effective.

     3. Securities Act Registration on Request.

          (a) Request. At any time and from time to time after the expiration (in accordance with Section 2(a) above) or cessation of effectiveness of the Shelf Registration Statement filed by the Company pursuant to Section 2(a) hereof (the "Initial Shelf") and prior to the termination of the Company's obligations hereunder pursuant to and in accordance with the terms of Section 18 hereof, one or more Holders (other than Management Holders and Non-Management Holders, who shall have no request rights under this Section 3(a)) (the "Initiating Holders") may make a written request (the "Initiating Request") to the Company for the registration with the Commission under the Securities Act of all or part of such Initiating Holders' Registrable Common Stock; provided, however, that such request shall be made by one or more Holders (other than Management Holders and Non-Management Holders) holding at least 10% of the outstanding shares of Registrable Common Stock, which request shall specify the number of shares to be disposed of by such Holders and the proposed plan of distribution therefor. Upon the receipt of any Initiating Request for registration pursuant to this paragraph, the Company promptly shall notify in writing all other Holders (including the Management Holders and Non-Management Holders) of the receipt of such request and will use its reasonable best efforts to effect, at the earliest practicable date, such registration under the Securities Act, including a Shelf Registration, if applicable, of

               (i) the Registrable Common Stock which the Company has been so requested to register by such Initiating Holder or Holders, and

               (ii) all other Registrable Common Stock which the Company has been requested to register by any other Holders by written request given to the Company within 30 days after the giving of written notice by the Company to such other Holders of the Initiating Request, all to the extent necessary to permit the disposition (in accordance with Section 3(c) hereof) of the Registrable Common Stock so to be registered; provided, that,

                    (A) the Company shall not be required to effect more than a total of six registrations pursuant to this Section 3(a) for all Holders of Registrable Common Stock,

                    (B) if the intended method of distribution is an underwritten Public Offering, the Company shall not be required to effect such registration pursuant to this Section 3(a) unless such underwriting shall be conducted on a "firm commitment" basis,

                    (C) if the Company shall have previously effected a registration pursuant to Section 2, this Section 3(a) or shall have previously effected a registration of which notice has been given to the Holders pursuant to Section 4 hereof, the Company shall not be required to effect any registration pursuant to this Section 3(a) until a period of 180 days shall have elapsed from the date on which the previous such registration ceased to be effective,

                    (D) any Holder whose Registrable Common Stock was to be included in any such registration pursuant to this Section 3(a), by written notice to the Company, may withdraw such request and, on receipt of such notice of the withdrawal of such request from Holders (excluding Management Holders and Non-Management Holders) holding a percentage of Registrable Common Stock, such that the Holders (excluding Management Holders and Non-Management Holders) that have not elected to withdraw do not hold, in the aggregate, the requisite percentage of the Registrable Common Stock to initiate a request under this Section 3(a), the Company shall not effect such registration, and

                    (E) the Company shall not be required to effect any registration to be effected pursuant to this Section 3(a) unless at least 10% of the shares of Registrable Common Stock outstanding at the time of such request is to be included in such registration.

          (b) Registration of Other Securities. Whenever the Company shall effect a registration pursuant to Section 3(a) hereof, no securities other than (i) Registrable Common Stock and (ii) subject to Section 3(f), Common Stock to be sold by the Company for its own account shall be included among the securities covered by such registration unless the Selling Holders (excluding Management Holders and Non-Management Holders) holding not less than a majority of the shares of Registrable Common Stock to be covered by such registration (excluding shares held by Management Holders and Non-Management Holders) shall have consented in writing to the inclusion of such other securities.

          (c) Registration Statement Form. Registrations under Section 3(a) hereof shall be on such appropriate registration form prescribed by the Commission under the Securities Act as shall be selected by the Company and as shall permit the disposition of the Registrable Common Stock pursuant to an underwritten offering unless the Selling Holders (excluding Management Holders and Non-Management Holders) holding at least a majority of the shares of Registrable Common Stock requested to be included in such registration statement (excluding shares held by Management Holders and Non-Management Holders) determine otherwise, in which case pursuant to the method of distribution determined by such Selling Holders. The Company agrees to include in any such registration statement filed pursuant to Section 3(a) hereof all information which the Selling Holders (excluding Management Holders and Non-Management Holders) holding a majority of shares of the Registrable Common Stock covered by such registration statement (excluding shares held by Management Holders and Non-Management Holders) effected pursuant hereto, upon advice of counsel, shall reasonably request. The Company may, if permitted by law, effect any registration requested under this Section 3 by the filing of a registration statement on Form S-3 or, if Form S-3 is not then available to the Company, on Form S-1 (or any successors to such forms).

          (d) Effective Registration Statement. A registration requested pursuant to Section 3(a) hereof shall not be deemed to have been effected

               (i) unless a registration statement with respect thereto has been declared effective by the Commission and remains effective in compliance with the provisions of the Securities Act and the laws of any state or other jurisdiction applicable to the disposition of Registrable Common Stock covered by such registration statement until such time as all of such Registrable Common Stock have been disposed of in accordance with such registration statement or there shall cease to be any Registrable Common Stock covered by such registration statement, provided, that, except with respect to any Shelf Registration, such period need not exceed 90 days, and, provided, further, that with respect to any Shelf Registration, such period need not extend beyond the period provided for in Section 3(g) hereof,

               (ii) if, after it has become effective, such registration is subject to any stop order, injunction or other order or requirement of the Commission or other governmental or regulatory agency or court for any reason other than a violation of applicable law solely by any Selling Holder (excluding Management Holders and Non-Management Holders) preventing or impairing the sale of securities under such registration statement and has not thereafter become effective, it being acknowledged and agreed that, if sales are prevented or impaired under any such registration statement as a result of a violation of applicable law by a Management Holder or a Non-Management Holder, the Selling Holders entitled to make a demand for registration under Section 3(a) shall be entitled to make a demand for registration under Section 3(a) as though such registration statement had not been filed (provided that no Selling Holder other than a Management Holder or a Non-Management Holder shall have violated applicable law and thereby caused sales under such registration statement to be prevented or impaired), but in no event shall any such Selling Holder be entitled to, nor shall any such Selling Holder make a claim for, damages or any other remedy against the Company solely as a result thereof, or

               (iii) if, in the case of an underwritten offering, the conditions to closing specified in an underwriting agreement to which the Company is a party are not satisfied or waived other than by reason of any breach or failure by any Selling Holder (excluding Management Holders and Non-Management Holders), or are not otherwise waived, it being acknowledged and agreed that, if such breach or failure is attributable to a Management Holder or a Non-Management Holder, the Selling Holders entitled to make a demand for registration under Section 3(a) shall be entitled to make a demand for registration under Section 3(a) as though such registration statement had not been filed (provided that such breach or failure is not attributable to a Selling Holder other than a Management Holder or a Non-Management Holder), but in no event shall any such

     Selling Holder be entitled to, nor shall any such Selling Holder make a claim for, damages or any other remedy against the Company solely as a result thereof.

          The Holders of Registrable Common Stock to be included in a registration statement (pursuant to Section 3(a) (excluding Management Holders and Non-Management Holders) may at any time terminate such request for registration in accordance with Section 3(a)(ii)(D).

          (e) Selection of Underwriters. The underwriter or underwriters of each underwritten offering, if any, of the Registrable Common Stock to be registered pursuant to Section 2(a) or Section 3(a) hereof shall be mutually selected by the Selling Holders (excluding Management Holders and Non-Management Holders) owning at least a majority of the shares of Registrable Common Stock to be registered (excluding shares held by Management Holders and Non-Management Holders) and the Company. In the case of any offering initiated by the Company or any other offering not effected pursuant to Section 2(a) or Section 3(a) hereof, including any offering pursuant to which the holders of Registrable Common Stock shall have piggyback rights pursuant to Section 4 hereof, the Company shall select the underwriter or underwriters for such offering in its sole discretion.

          (f) Priority in Requested Registration. If a registration under
Section 3 hereof involves an underwritten Public Offering, and the managing underwriter of such underwritten offering shall advise the Company in writing (with a copy to each Selling Holder requesting that Registrable Common Stock be included in such registration statement) that, in its opinion, the number of shares of Registrable Common Stock requested to be included in such registration exceeds the number of such securities that can be sold in such offering within a price range stated to such managing underwriter by Selling Holders (excluding Management Holders and Non-Management Holders) owning at least a majority of the shares of Registrable Common Stock requested to be included in such registration (excluding shares held by Management Holders and Non-Management Holders) to be acceptable to such Selling Holders, the Company shall include in such registration, to the extent of the number of shares which the Company is advised can be sold in such offering, all Registrable Common Stock requested to be registered pursuant to Section 3(a) hereof, first, pro rata among the Selling Holders (excluding Management Holders and Non-Management Holders) requested to be included in such registration on the basis of the number of shares of Registrable Common Stock requested to be registered by all such Selling Holders, and second, if additional shares may be sold based on the opinion of the managing underwriter, pro rata among the Management Holders and Non-Management Holders and then, pro rata among the Company and any other Person.

          (g) Shelf Registrations. If the first demand made pursuant to
Section 3(a) hereof is for a Shelf Registration, the period for which such Shelf Registration Statement must remain effective need not extend beyond one year from the date on which such Shelf Registration Statement initially is declared effective by the Commission and the period for which any subsequent Shelf Registration Statement must remain effective need not extend beyond nine months from the date on which such Shelf Registration Statement initially is declared effective by the Commission (plus, in each case, a number of Business Days equal to the number of Business Days, if any, that the Shelf Registration Statement is not kept effective after the initial date of its effectiveness and prior to such first-year or nine-month, as the case may be, anniversary thereof).

     4. Piggyback Registration. If the Company, at any time when a Shelf Registration Statement covering all outstanding shares of Registrable Common Stock is not effective, proposes to register Common Stock under the Securities Act by registration on any forms other than Form S-4 or S-8 (or any successor or similar form(s)), whether or not pursuant to registration rights granted to other holders of its securities and whether or not for sale for its own account, it shall give prompt written notice to all of the Holders of its intention to do so and of such Holders' rights (if any) under this Section 4, which notice, in any event, shall be given at least 30 days prior to such proposed registration. Upon the written request of any Holder receiving notice of such proposed registration that is a holder of Registrable Common Stock (a "Piggyback Requesting Holder") made within 20 days after the receipt of any such notice (10 days if the Company states in such written notice or gives telephonic notice to the relevant securityholders, with written confirmation to follow promptly thereafter, stating that (i) such registration will be on Form S-3 and (ii) such shorter period of time is required because of a planned filing date), which request shall specify the Registrable Common Stock intended to be disposed of by such Piggyback Requesting Holder and the minimum offering price per share at which the Holder is willing to sell its Registrable Common Stock, the Company shall, subject to Section 7(b) hereof, effect the registration under the Securities Act of all Registrable Common Stock which the Company has been so requested to register by the Piggyback Requesting Holders thereof; provided, that,

                    (A) prior to the effective date of the registration statement filed in connection with such registration, promptly following receipt of notification by the Company from the managing underwriter (if an underwritten offering) of a range of prices at which such securities are likely to be sold, the Company shall so advise each Piggyback Requesting Holder of such price, and if such price is below the minimum price which shall be acceptable to such Piggyback Requesting Holder, such Piggyback Requesting Holder shall then have the right irrevocably to withdraw its request to have its Registrable Common Stock included in such registration statement, by delivery of written notice of such withdrawal to the Company within three Business Days of its being advised of such price, without prejudice to the rights of any such Holder or Holders to include Registrable Common Stock in any future registration (or registrations) pursuant to this Section 4 or to cause such registration to be effected as a registration under Section 3(a) hereof, as the case may be;

                    (B) if at any time after giving written notice of its intention to register any securities and prior to the effective date of the registration statement filed in connection with such registration, the Company shall determine for any reason not to register or to delay registration of such securities, the Company may, at its election, give written notice of such determination to each Piggyback Requesting Holder and (i) in the case of a determination not to register, shall be relieved of its obligation to register any Registrable Common Stock in connection with such registration (but not from any obligation of the Company to pay the Expenses in connection therewith), without prejudice, however, to the rights of any Holder to include Registrable Common Stock in any future registration (or registrations) pursuant to this Section 4 or, if applicable, to cause such registration to be effected as a registration under Section 3(a) hereof, as the case may be, and (ii) in the case of a determination to delay registering, shall be permitted to delay registering any Registrable Common Stock, for the same period as the delay in registering such other securities; and

                    (C) if such registration was initiated by the Company for its own account and involves an underwritten offering, each Piggyback Requesting Holder shall sell its Registrable Common Stock on the same terms and conditions as those that apply to the Company, and the underwriters of each such underwritten offering shall be a nationally recognized underwriter (or underwriters) selected by the Company in its sole discretion.

          No registration effected under this Section 4 shall relieve the Company of its obligation to effect any registration upon request under
Section 3(a) hereof and no registration effected pursuant to this Section 4 shall be deemed to have been effected pursuant to Section 3(a) hereof.

     5. Expenses. The Company shall pay all Expenses in connection with any registration initiated pursuant to Sections 2(a), 3(a) or 4 hereof, whether or not such registration shall become effective and whether or not all or any portion of the Registrable Common Stock originally requested to be included in such registration are ultimately included in such registration.

     6. Registration Procedures. If and whenever the Company is required to effect any registration under the Securities Act as provided in Sections 2(a), 3(a) and 4 hereof, the Company shall, as expeditiously as possible:

          (a) prepare and file with the Commission (promptly and, in the case of any registration pursuant to Section 3(a), in any event on or before the date that is (i) 90 days after the end of the period within which requests for registration may be given to the Company or (ii) if, as of such ninetieth day, the Company does not have the audited financial statements required to be included in the registration statement, 30 days after the receipt by the Company from its independent public accountants of such audited financial statements, which the Company shall use its reasonable best efforts to obtain as promptly as practicable) the requisite registration statement to effect such registration and thereafter use its reasonable best efforts to cause such registration statement to become and remain effective; provided, however, that the Company may discontinue any registration of its securities that are not shares of Registrable Common Stock (and, under the circumstances specified in Sections 4 and 9(b) hereof, its securities that are shares of Registrable Common Stock) at any time prior to the effective date of the registration statement relating thereto;

          (b) prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective and to comply with the provisions of the Securities Act and the Exchange Act with respect to the disposition of all

     Registrable Common Stock covered by such registration statement until such time as all of such Registrable Common Stock has been disposed of in accordance with the method of disposition set forth in such registration statement; provided, that, except with respect to any Shelf Registration, such period need not extend beyond 90 days after the effective date of the registration statement; and provided, further, that with respect to the Initial Shelf, such period need not extend beyond the applicable period provided for in Section 2(a) hereof and, with respect to any Shelf Registration other than the Initial Shelf, such period need not exceed the applicable period provided for in Section 3(g) hereof;

          (c) furnish to each seller of Registrable Common Stock covered by such registration statement and each underwriter, if any, such number of copies of such drafts and final conformed versions of such registration statement and of each such amendment and supplement thereto (in each case including all exhibits and any documents incorporated by reference), such number of copies of such drafts and final versions of the prospectus contained in such registration statement (including each preliminary prospectus and any summary prospectus) and any other prospectus filed under Rule 424 under the Securities Act, in conformity with the requirements of the Securities Act, and such other documents, as the sellers of a majority of the Registrable Common Stock covered by such registration statement or any underwriter may reasonably request in writing;

          (d) use its reasonable best efforts (i) to register or qualify all Registrable Common Stock and other securities, if any, covered by such registration statement under such other securities or blue sky laws of such states or other jurisdictions of the United States of America as the sellers of Registrable Common Stock covered by such registration statement shall reasonably request in writing, (ii) to keep such registration or qualification in effect for so long as such registration statement remains in effect and (iii) to take any other action that may be necessary or reasonably advisable to enable such sellers to consummate the disposition in such jurisdictions of the securities to be sold by such sellers, except that the Company shall not for any such purpose be required to qualify generally to do business as a foreign corporation in any jurisdiction wherein it would not but for the requirements of this subsection (d) be obligated to be so qualified, to subject itself to taxation in such jurisdiction or to consent to general service of process in any such jurisdiction;

          (e) use its reasonable best efforts to cause all Registrable Common Stock covered by such registration statement to be registered with or approved by such other federal or state governmental agencies or authorities as may be necessary upon the advice of counsel to the Company and counsel to the seller or sellers of Registrable Common Stock to enable the seller or sellers thereof to consummate the disposition of such Registrable Common Stock;

          (f) use its reasonable best efforts to obtain and, if obtained, furnish to each seller of Registrable Common Stock, and each such seller's underwriters, if any, a signed

               (i) opinion of counsel for the Company, dated the effective date of such registration statement (and, if such registration involves an underwritten offering, dated the date of the closing under the underwriting agreement and addressed to the underwriters), reasonably satisfactory (based on the customary form and substance of opinions of issuers' counsel customarily given in such an offering) in form and substance to such seller, and

               (ii) "cold comfort" letter, dated the effective date of such registration statement (and, if such registration involves an underwritten offering, dated the date of the closing under the underwriting agreement and addressed to the underwriters) and signed by the independent public accountants who have certified the Company's financial statements included or incorporated by reference in such registration statement, reasonably satisfactory (based on the customary form and substance of "cold comfort" letters of issuers' independent public accountant customarily given in such an offering) in form and substance to such seller, in each case, covering substantially the same matters with respect to such registration statement (and the prospectus included therein) and, in the case of the accountants' comfort letter, with respect to events subsequent to the date of such financial statements, as are customarily covered in opinions of issuer's counsel and in accountants' comfort letters delivered to underwriters in such types of offerings of securities;

          (g) notify each seller of Registrable Common Stock and other securities covered by such registration statement, if any, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, upon discovery that, or upon the happening of any event as a result of which, the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made, and, at the written request of any such seller of Registrable Common Stock, promptly prepare and furnish to it a reasonable number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the purchasers of such securities, such prospectus, as supplemented or amended, shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made;

          (h) use its reasonable best efforts to obtain the withdrawal of any order suspending the effectiveness of a registration statement relating to the Registrable Common Stock at the earliest possible moment;

          (i) otherwise comply with all applicable rules and regulations of the Commission and any other governmental agency or authority having jurisdiction over the offering, and make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve months, but not more than eighteen months, beginning with the first full calendar month after the effective date of such registration statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 promulgated thereunder, and furnish to each seller of Registrable Common Stock and to the managing underwriter, if any, at least ten days prior to the filing thereof (or such shorter time period reasonably necessary in light of applicable legal requirements) a copy of any amendment or supplement to such registration statement or prospectus;

          (j) use its reasonable best efforts to cause all Registrable Common Stock covered by a Registration Statement (i) to be listed on a national securities exchange on which similar securities issued by the Company are then listed, if the listing of such Registrable Common Stock is then permitted under the rules of such exchange, or (ii) if the Company is not required pursuant to clause (i) above to list Registrable Common Stock on a national securities exchange, use its reasonable best efforts to list the Registrable Common Stock on the New York Stock Exchange or secure designation of all Registrable Common Stock as a NASDAQ "national market system security" within the meaning of Rule 11Aa2-1 of the Commission or, failing that, to secure NASDAQ authorization for the Registrable Common Stock and, without limiting the generality of the foregoing, use its reasonable best efforts to arrange for at least two market makers to register with the NASD as such with respect to such Registrable Common Stock;

          (k) provide a transfer agent and registrar for the Registrable Common Stock covered by a Registration Statement no later than the effective date thereof; and

          (l) enter into such agreements (including an underwriting agreement in customary form) and take such other actions as the Holders holding a majority of the shares of Registrable Common Stock covered by such registration statement shall reasonably request in order to expedite or facilitate the disposition of such Registrable Common Stock, including customary indemnification.

          (m) if requested by the managing underwriter(s) or the Holders holding a majority of the shares of Registrable Common Stock being sold in connection with an underwritten offering, promptly incorporate in a prospectus supplement or post-effective amendment such information provided to the Company in writing as the managing underwriter(s) and the Holders of a majority of the Registrable Common Stock being sold agree should be included therein relating to the plan of distribution with respect to such Registrable Common Stock, including without limitation, information with respect to the number of shares of Registrable Common Stock being sold to such underwriters, the purchase price being paid therefor by such underwriters and with respect to any other terms of the underwritten offering of the Registrable Common Stock to be sold in such offering; and make all required filings of such prospectus supplement or post-effective amendment as soon as notified of the matters to be incorporated in such prospectus supplement or post-effective amendment; and

          (n) cooperate with the Selling Holders of Registrable Common Stock and the managing underwriter(s), if any, to facilitate the timely preparation and delivery of certificates representing Registrable Common Stock to be sold and not bearing any restrictive legends; and enable such Registrable Common Stock to be in such share amounts and registered in such names as the managing underwriter(s) or, if none, the Selling Holders holding a majority of the shares of Registrable Common Stock being sold, may request at least three business days prior to any sale of Registrable Common Stock to the underwriters;

          As a condition to the obligations of the Company to complete any registration pursuant to this Agreement with respect to the Registrable Common Stock of a Holder, such Holder must furnish to the Company in writing such information regarding itself, the Registrable Common Stock held by it and the intended methods of disposition of the Registrable Common Stock held by it as is necessary to effect the registration of such Holders' Registrable Common Stock and is requested in writing by the Company. At least thirty days prior to the first anticipated filing date of a Registration Statement for any registration under this Agreement, the Company will notify in writing each Holder of the information referred to in the preceding sentence which the Company is requesting from that Holder whether or not such Holder has elected to have any of its Registrable Common Stock included in the registration statement. If, within ten days prior to the anticipated filing date, the Company has not received the requested information from a Holder, then the Company may file the registration statement without including Registrable Common Stock of that Holder.

          Each Holder agrees that as of the date that a final prospectus is made available to it for distribution to prospective purchasers of Registrable Common Stock it shall cease to distribute copies of any preliminary prospectus prepared in connection with the offer and sale of such Registrable Common Stock. Each Holder further agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in subsection (g) of this Section 6, such Holder shall forthwith discontinue such Holder's disposition of Registrable Common Stock pursuant to the registration statement and prospectus relating to such Registrable Common Stock until such Holder's receipt of the copies of the supplemented or amended prospectus contemplated by subsection (g) of this Section 6 and, if so directed by the Company, shall deliver to the Company (at the Company's expense) all copies, other than permanent file copies, then in such Holder's possession of the prospectus relating to such Registrable Common Stock at the time of receipt of such notice. If any event of the kind described in subsection (g) of this Section 6 occurs and such event is the fault solely of a Holder (or Holders), such Holder (or Holders) shall pay all Expenses attributable to the preparation, filing and delivery of any supplemented or amended prospectus contemplated by subsection (g) of this Section 6.

     7. Underwritten Offerings.

          (a) Requested Underwritten Offerings. If requested by the underwriters in connection with a request for a registration under Section 3 hereof, the Company shall enter into a firm commitment underwriting agreement with such underwriters for such offering, such agreement to be reasonably satisfactory in substance and form to the Company and a majority of the Selling Holders whose Registrable Common Stock is to be included in such registration, and the underwriters and to contain such representations and warranties by the Company and the Selling Holders and such other terms as are customary in agreements of that type, including, without limitation, indemnification and contribution to the effect and to the extent provided in
Section 10 hereof.

          (b) Piggyback Underwritten Offerings: Priority.

               (i) If the Company proposes to register any of its securities under the Securities Act for its own account as contemplated by Section 4 hereof and such securities are to be distributed by or through one or more underwriters, and if the managing underwriter of such underwritten offering shall advise the Company in writing (with a copy to the Piggyback Requesting Holders) that if all the Registrable Common Stock requested to be included in such registration were so included, in its opinion, the number and type of securities proposed to be included in such registration would exceed the number and type of securities which the managing underwriter believes could be sold in such offering within a price range acceptable to the Company (such writing to state the basis of such opinion and the approximate number and type of securities which the managing underwriter believes may be included in such offering without such effect), then the Company shall include in such registration pursuant to Section 4, to the extent of the number and type of securities which the Company is so advised the managing underwriter believes can be sold in such offering, (i) first, securities that the Company proposes to issue and sell for its own account, (ii) second, Registrable Common Stock requested to be registered by Piggyback Requesting Holders pursuant to
     Section 4 hereof, pro rata among the Piggyback Requesting Holders on the basis of the number of shares of Registrable Common Stock requested to be registered by all such Piggyback Requesting Holders and (iii) third, other securities, if any.

               (ii) In the case of any other registration contemplated by
     Section 4 involving an underwriting Public Offering, if the managing underwriter of such underwritten offering shall advise the Company in writing (with a copy to the Piggyback Requesting Holders) that if all Registrable Common Stock requested to be included in such registration were so included, in its opinion, the number and type of securities proposed to be included in such registration would exceed the number and type of securities which the managing underwriter believes could be sold in such offering within a price range stated to such managing underwriter by Selling Holders owning at least a majority of the shares of Registrable Common Stock requested to be included in such registration to be acceptable to such Selling Holders (such writing to state the basis of such opinion and the approximate number and type of securities which the managing underwriter believes may be included in such offering without such effect), then the Company shall include in such registration pursuant to Section 4, to the extent of the number and type of securities which the Company is so advised the managing underwriter believes can be sold in such offering, (i) first, Registrable Common Stock requested to be registered by Piggyback Requesting Holders pursuant to Section 4 hereof, pro rata among the Piggyback Requesting Holders on the basis of the number of shares of Registrable Common Stock requested to be registered by all such Piggyback Requesting Holders, (ii) securities that the Company proposed to issue and sell for its own account and (iii) third, other securities.

          Any Holder may withdraw its request to have all or any portion of its Registrable Common Stock included in any such offering by notice to the Company within 10 Business Days after receipt of a copy of a notice from the managing underwriter pursuant to this Section 7(b).

          (c) Holders of Registrable Common Stock to be Parties to Underwriting Agreement. The Holders of Registrable Common Stock to be distributed by underwriters in an underwritten offering contemplated by subsections (a) or (b) of this Section 7 shall be parties to the underwriting agreement between the Company and such underwriters and any such Holder, at its option, may reasonably require that any or all of the representations and warranties by, and the other agreements on the part of, the Company to and for the benefit of such underwriters shall also be made to and for the benefit of such Holders (except to the extent any such provision contradicts the terms of this Agreement) and that any or all of the conditions precedent to the obligations of such underwriters under such underwriting agreement be conditions precedent to the obligations of such Holders. No such Holder shall be required to make any representations or warranties to or agreements with the Company or the underwriters other than representations, warranties or agreements regarding such Holder, such Holder's Registrable Common Stock and such Holder's intended method of distribution.

          (d) Holdback Agreements. Each Holder agrees, unless otherwise agreed to by the managing underwriter for any underwritten offering pursuant to this Agreement, not to effect any sale or distribution of any equity securities of the Company or securities convertible into or exchangeable or exercisable for equity securities of the Company, including any sale under Rule 144 under the Securities Act, during the 10 days prior to the date on which an underwritten registration of Registrable Common Stock pursuant to Section 2(a), 3 or 4 hereof has become effective and until the earlier of (a) the date on which all Registrable Common Stock to be sold pursuant to such underwritten registration has been sold by the underwriters and (b) 180 days after the effective date of such underwritten registration or such shorter period of time acceptable to the managing underwriter of such underwritten offering, if any, except as part of such underwritten registration or to the extent that such Holder is prohibited by applicable law from agreeing to withhold securities from sale or is acting in its capacity as a fiduciary or an investment adviser. Without limiting the scope of the term "fiduciary," a Holder shall be deemed to be acting as a fiduciary or an investment adviser if its actions or the securities proposed to be sold are subject to the Employee Retirement Income Security Act of 1974, as amended, the Investment Company Act of 1940, as amended, or the Investment Advisers Act of 1940, as amended, or if such securities are held in a separate account under applicable insurance law or regulation.

          The Company agrees (i) not to effect any Public Offering or distribution of any equity securities of the Company, or securities convertible into or exchangeable or exercisable for equity securities of the Company (except pursuant to registrations on Form S-4 or Form S-8 or any successor thereto), during the 10 days prior to the date on which any underwritten registration pursuant to Section 2(a), 3 or 4 hereof has become effective and until the earlier of (a) the date on which all Registrable Common Stock to be sold pursuant to such underwritten registration has been sold by the underwriters and (b) 180 days (or such shorter period of time approved in writing by the managing underwriter of such underwritten offering, if any), after the effective date of such underwritten registration, except as part of such underwritten registration, and (ii) to cause each holder of any equity securities, or securities convertible into or exchangeable or exercisable for equity securities, in each case, acquired from the Company at any time on or after the date of this Agreement (other than in a Public Offering), to agree not to effect any Public Offering or distribution of such securities, during such period (or such shorter period of time approved in writing by the managing underwriter of such underwritten offering, if any).

     8. Preparation: Reasonable Investigation.

          (a) Registration Statements. In connection with the preparation and filing of each registration statement under the Securities Act pursuant to this Agreement, the Company shall (i) give representatives (designated to the Company in writing) of each Holder or group of Holders holding at least 20% of the shares of Registrable Common Stock registered under such registration statement, the underwriters, if any, and one firm of counsel, one firm of accountants and one firm of other agents retained on behalf of all underwriters and one firm of counsel, one firm of accountants and one firm of other agents retained by Holders (excluding Non-Management Holders) holding a majority of the shares of Registrable Common Stock covered by such registration statement (excluding shares held by Management Holders and Non-Management Holders) on behalf of all Holders of Registrable Common Stock registered under such registration statement, the reasonable opportunity to participate in the preparation of such registration statement, each prospectus included therein or filed with the Commission, and each amendment thereof or supplement thereto, (ii) upon reasonable advance notice to the Company, give each of them such reasonable access to all financial and other records, corporate documents and properties of the Company and its subsidiaries, as shall be necessary, in the reasonable opinion of such Holders' and such underwriters' counsel, to conduct a reasonable due diligence investigation for purposes of the Securities Act, and (iii) upon reasonable advance notice to the Company, provide such reasonable opportunities to discuss the business of the Company with its officers, directors, employees and the independent public accountants who have certified its financial statements as shall be necessary, in the reasonable opinion of such Holders' and such underwriters' counsel, to conduct a reasonable due diligence investigation for purposes of the Securities Act.

          (b) Confidentiality. Each Holder of Registrable Common Stock shall maintain the confidentiality of any confidential information received from or otherwise made available by the Company to such Holder of Registrable Common Stock. Information that (i) is or becomes available to a Holder of Registrable Common Stock from a public source other than as a result of a disclosure by such Holder or any of its Affiliates, (ii) is disclosed to a Holder of Registrable Common Stock by a third-party source who the Holder of Registrable Common Stock reasonably believes is not bound by an obligation of confidentiality to the Company or (iii) is or becomes required to be disclosed by a Holder of Registrable Common Stock by law, including by court order, shall not be deemed to be confidential information for purposes of this Agreement. If any Holder or any such Holder's representative is requested or required (by oral questions, interrogatories, requests for information or documents, subpoena, civil investigative demand or similar process by any government or governmental agencies or authority or by law or regulation) to disclose any such confidential information, such Holder shall promptly notify the Company of such request or requirement so that the Company may seek a protective order or other appropriate remedy. If such protective order or other remedy is not obtained, such Holder and such Holders' representative will furnish only that portion of the confidential information which such Holder or its representative is advised by its counsel is legally required to be disclosed and reasonably cooperate with the Company, at the Company's sole cost and expense, with any reasonable action of the Company to obtain a protective order or other reasonable assurance that confidential treatment will be accorded the confidential information. The Holders of Registrable Common Stock shall not grant access, and the Company shall not be required to grant access, to information under this Section 8 to any Person who will not agree to maintain the confidentiality (to the same extent a Holder is required to maintain confidentiality) of any confidential information received from or otherwise made available to it by the Company or the holders of Registrable Common Stock under this Agreement.

     9. Postponements.

          (a) If the Company shall fail to file any registration statement to be filed pursuant to a request for registration under Section 3(a) hereof, the Holders requesting such registration shall have the right to withdraw the request for registration if such withdrawal shall be made by Holders of Common Stock (excluding Management Holders and Non-Management Holders) holding an amount of Common Stock such that the Holders (excluding Management Holders and Non-Management Holders) that have not elected to withdraw do not hold the requisite percentage of shares of Common Stock to initiate a request under
Section 3. Any such withdrawal shall be made by giving written notice to the Company within 20 days after, in the case of a request pursuant to Section 3(a) hereof, the date on which a registration statement would otherwise have been required to have been filed with the Commission under clause (i) of
Section 6 (a) hereof (i.e., 20 days after the date that is 90 days after the conclusion of the period within which requests for registration may be given to the Company, or, if, as of such ninetieth day, the Company does not have the audited financial statements required to be included in the registration statement, 30 days after the receipt by the Company from its independent public accountants of such audited financial statements). In the event of such withdrawal, the request for registration shall not be counted for purposes of determining the number of registrations to which Holders are entitled pursuant to Section 3 hereof. The Company shall pay all Expenses incurred in connection with a request for registration withdrawn pursuant to this paragraph.

          (b) The Company shall not be obligated to file any registration statement, or file any amendment or supplement to any registration statement, and may suspend the registration process and/or any Selling Holder's ability to use a prospectus, at any time (but not to exceed one time in any twelve-month period) when the Company, in the good faith judgment of its Board of Directors, reasonably believes that the continuation of the registration process thereof at the time requested would adversely affect a pending or proposed significant financing or a significant acquisition, merger, recapitalization, consolidation, reorganization or similar transaction, or negotiations, discussions or pending proposals with respect thereto, or would require the disclosure of material non-public information that, in the good faith judgment of the Board of Directors, would have a material adverse effect on the Company and its subsidiaries taken as a whole or a material adverse effect on any significant subsidiary (as defined in Rule 12b-2 under the Exchange Act). The filing of a registration statement, or any amendment or supplement thereto, by the Company cannot be deferred, and the Selling Holders' rights to make sales pursuant to an effective registration statement cannot be suspended, pursuant to the provisions of the preceding sentence for more than ten days after the abandonment or consummation of any of the foregoing proposals or transactions or for more than 120 days after the date of the Board's determination referenced in the preceding sentence. If the Company suspends the sellers' rights to make sales pursuant hereto, the applicable registration period shall be extended by the number of days of such suspension.

     10. Indemnification.

          (a) Indemnification by the Company. In connection with any registration statement filed by the Company pursuant to Section 2(a), 3(a) or 4 hereof, to the fullest extent permitted by law the Company shall, and hereby agrees to, indemnify and hold harmless, each Holder and seller of any Registrable Common Stock covered by such registration statement and each other Person who participates as an underwriter in the offering or sale of such securities and each other Person, if any, who controls (within the meaning of the Exchange Act) such Holder or seller or any such underwriter, and their respective stockholders, directors, officers, employees, partners, agents and Affiliates (each, a "Company Indemnitee" for purposes of this Section 10(a)), against any losses, claims, damages, liabilities (or actions or proceedings, whether commenced or threatened, in respect thereof and whether or not such Indemnified Party is a party thereto), joint or several, and expenses, including, without limitation, the reasonable fees, disbursements and other charges of legal counsel and reasonable costs of investigation, to which such Company Indemnitee may become subject under the Securities Act or otherwise (collectively, a "Loss" or "Losses"), insofar as such Losses arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which such securities were registered or otherwise offered or sold under the Securities Act or otherwise, any preliminary prospectus, final prospectus or summary prospectus related thereto, or any amendment or supplement thereto (collectively, "Offering Documents"), or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein in the light of the circumstances in which they were made not misleading, or any violation by the Company of any federal or state law, rule or regulation applicable to the Company and relating to action required of or inaction by the Company in connection with any such registration; provided, that, the Company shall not be liable in any such case to the extent that any such Loss arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in such Offering Documents in reliance upon and in conformity with information furnished to the Company in a writing duly executed by such Company Indemnitee specifically stating that it is expressly for use therein; and provided, further, that the Company shall not be liable to any Person who participates as an underwriter in the offering or sale of Registrable Common Stock or any other person, if any, who controls (within the meaning of the Exchange Act) such underwriter, in any such case to the extent that any such Loss arises out of such Person's failure to send or give a copy of the final prospectus (including any documents incorporated by reference therein), as the same may be then supplemented or amended, to the Person asserting an untrue statement or alleged untrue statement or omission or alleged omission at or prior to the written confirmation of the sale of Registrable Common Stock to such Person if such statement or omission was corrected in such final prospectus. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such Company Indemnitee and shall survive the transfer of such securities by such Company Indemnitee.

          (b) Indemnification by the Offerors and Sellers. In connection with any registration statement filed by the Company pursuant to Section 2(a), 3(a) or 4 hereof in which a Holder has registered for sale Registrable Common Stock, each such Holder or seller of Registrable Common Stock shall, and hereby agrees to, indemnify and hold harmless to the fullest extent permitted by law the Company and each of its directors, officers, employees, agents, partners, stockholders, Affiliates and each other Person, if any, who controls (within the meaning of the Exchange Act) the Company and each other seller and such seller's employees, directors, officers, stockholders, partners, agents and Affiliates (each, a "Holder Indemnitee" for purposes of this Section 10(b)), against all Losses insofar as such Losses arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in any Offering Documents (or any document incorporated by reference therein) or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein in the light of circumstances in which they were made not misleading, if such untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with information furnished to the Company in a writing duly executed by such Holder or seller of Registrable Common Stock specifically stating that it is expressly for use therein; provided, however, that the liability of such indemnifying party under this Section 10(b) shall be limited to the amount of the net proceeds received by such indemnifying party in the sale of Registrable Common Stock giving rise to such liability. Such indemnity shall remain in full force and effect, regardless of any investigation made by or on behalf of the Holder Indemnitee and shall survive the transfer of such securities by such indemnifying party.

          (c) Notices of Losses, etc. Promptly after receipt by an indemnified party of written notice of the commencement of any action or proceeding involving a Loss referred to in the preceding subsections of this Section 10, such indemnified party will, if a claim in respect thereof is to be made against an indemnifying party, give written notice to the latter of the commencement of such action; provided, however, that the failure of any indemnified party to give notice as provided herein shall not relieve the indemnifying party of its obligations under the preceding subsections of this
Section 10, except to the extent that the indemnifying party is materially and actually prejudiced by such failure to give notice. In case any such action is brought against an indemnified party, the indemnifying party shall be entitled to participate in and, unless in such indemnified party's reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist in respect of such Loss, to assume and control the defense thereof, in each case at its own expense, jointly with any other indemnifying party similarly notified, to the extent that it may wish, with counsel reasonably satisfactory to such indemnified party, and after its assumption of the defense thereof, the indemnifying party shall not be liable to such indemnified party for any legal or other expenses subsequently incurred by the latter in connection with the defense thereof other than reasonable costs of investigation, unless in such indemnified party's reasonable judgment a conflict of interest between such indemnified and indemnifying parties arises in respect of such claim after the assumption of the defense thereof. No indemnifying party shall be liable for any settlement of any such action or proceeding effected without its written consent, which shall not be unreasonably withheld. No indemnifying party shall, without the consent of the indemnified party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect of such Loss or which requires action on the part of such indemnified party or otherwise subjects the indemnified party to any obligation or restriction to which it would not otherwise be subject.

          (d) Contribution. If the indemnification provided for in this
Section 10 shall for any reason be unavailable to an indemnified party under subsection (a) or (b) of this Section 10 in respect of any Loss, then, in lieu of the amount paid or payable under subsection (a) or (b) of this Section 10, the indemnified party and the indemnifying party under subsection (a) or (b) of this Section 10 shall contribute to the aggregate Losses (including legal or other expenses reasonably incurred in connection with investigating the same) (i) in such proportion as is appropriate to reflect the relative fault of the Company and the prospective sellers of Registrable Common Stock covered by the registration statement which resulted in such Loss or action in respect thereof, with respect to the statements, omissions or action which resulted in such Loss or action in respect thereof, as well as any other relevant equitable considerations, or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as shall be appropriate to reflect the relative benefits received by the Company, on the one hand, and such prospective sellers, on the other hand, from their sale of Registrable Common Stock; provided, that, for purposes of this clause (ii), the relative benefits received by the prospective sellers shall be deemed not to exceed the amount received by such sellers. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation. The obligations, if any, of the selling holders of Registrable Common Stock to contribute as provided in this subsection (d) are several in proportion to the relative value of their respective Registrable Common Stock covered by such registration statement and not joint. In addition, no Person shall be obligated to contribute hereunder any amounts in payment for any settlement of any action or Loss effected without such Person's consent, which shall not be unreasonably withheld.

          (e) Other Indemnification. The Company and, in connection with any registration statement filed by the Company pursuant to Section 2(a), each Holder or seller, shall, and, in connection with any registration statement filed by the Company pursuant to Section 3(a) or 4, each Holder or seller who has registered for sale Registrable Common Stock, shall, with respect to any required registration or other qualification of securities under any Federal or state law or regulation of any governmental authority other than the Securities Act, indemnify Holder Indemnitees and Company Indemnitees, respectively, against Losses, or, to the extent that indemnification shall be unavailable to a Holder Indemnitee or Company Indemnitee, contribute to the aggregate Losses of such Holder Indemnitee or Company Indemnitee in a manner similar to that specified in the preceding subsections of this Section 10 (with appropriate modifications).

          (f) Indemnification Payments. The indemnification and contribution required by this Section 10 shall be made by periodic payments of the amount thereof during the course of any investigation or defense, as and when any Loss is incurred and is due and payable.

     11. Registration Rights to Others.

          If the Company shall at any time hereafter provide to any holder of any securities of the Company rights with respect to the registration of such securities under the Securities Act or the Exchange Act, such rights shall not be in conflict with or adversely affect any of the rights provided to the holders of Registrable Common Stock in, or conflict (in a manner that adversely affects holders of Registrable Common Stock) with any other provisions included in, this Agreement.

     12. Adjustments Affecting Registrable Common Stock.

          Without the written consent of Holders ((i) subject to the Management Condition and (ii) excluding Non-Management Holders) of a majority of the outstanding shares of

Registrable Common Stock (excluding shares held by Non-Management Holders), the Company shall not effect or permit to occur any combination, subdivision or reclassification of Registrable Common Stock that would materially adversely affect the ability of the Holders to include such Registrable Common Stock in any registration of its securities under the Securities Act contemplated by this Agreement or the marketability of such Registrable Common Stock under any such registration or other offering.

     13. Rule 144 and Rule 144A.

          If the Company has a class of equity securities registered under the Exchange Act, the Company shall take all actions reasonably necessary to enable Holders to sell Registrable Common Stock without registration under the Securities Act within the limitation of the exemptions provided by (a) Rule 144 under the Securities Act, as such Rule may be amended from time to time,
(b) Rule 144A under the Securities Act, as such Rule may be amended from time to time, or (c) any similar rules or regulations hereafter adopted by the Commission, including, without limiting the generality of the foregoing, filing on a timely basis all reports required to be filed under the Exchange Act. Upon the written request of any Holder, the Company shall deliver to such Holder a written statement as to whether it has complied with such requirements.

     14. Amendments and Waivers.

          Any provision of this Agreement may be amended, modified or waived if, but only if, the written consent to such amendment, modification or waiver has been obtained from (i) except as provided in clause (ii) below, the Holder or Holders ((i) subject to the Management Condition and (ii) excluding Non-Management Holders) of at least a majority of the shares of Registrable Common Stock (excluding shares held by Non-Management Holders) affected by such amendment, modification or waiver and (ii) in the case of any amendment, modification or waiver of any provision of Section 5 or 9 hereof or this
Section 14 or any provisions as to the number of requests for registration to which holders of Registrable Common Stock are entitled under Section 3 or 4 hereof, or any amendment, modification or waiver which adversely affects any right and/or obligation under this Agreement of any Holder, the written consent of each Holder so affected.

     15. Nominees for Beneficial Owners.

          In the event that any Registrable Common Stock is held by a nominee for the beneficial owner thereof, the beneficial owner thereof may, at its election in writing delivered to the Company, be treated as the Holder of such Registrable Common Stock for purposes of any request or other action by any Holder or Holders pursuant to this Agreement or any determination of the number or percentage of shares of Registrable Common Stock held by any Holder or Holders contemplated by this Agreement. If the beneficial owner of any Registrable Common Stock so elects, the Company may require assurances reasonably satisfactory to it of such owner's beneficial ownership of such Registrable Common Stock.

     16. Assignment.

          The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns. Any Holder may assign to any permitted Transferee (as permitted under applicable law and the Securityholders' Agreement, dated of even date herewith, by and among the Company and certain holders of Common Stock) of its Registrable Common Stock its rights and obligations under this Agreement, provided that such Transferee shall agree in writing with the parties hereto prior to the assignment to be bound by this Agreement as if it were an original party hereto, whereupon such assignee shall for all purposes be deemed to be a Holder (and, in the case of a Transferee of a Management Holder, a Non-Management Holder or a Transferee thereof, a Management Holder or Non-Management Holder) under this Agreement. Except as provided above or otherwise permitted by this Agreement, neither this Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by any Holder without the prior written consent of the other parties hereto. The Company may not assign this Agreement or any right, remedy, obligation or liability arising hereunder or by reason hereof without the consent of the Holders ((i) subject to the Management Condition and (ii) excluding Non-Management Holders) holding a majority of the outstanding shares of Registrable Common Stock.

     17. Calculation of Percentage or Number of Shares of Registrable Common Stock.

          For purposes of this Agreement, all references to a percentage or number of shares of Registrable Common Stock or Common Stock shall be calculated based upon the number of shares of Registrable Common Stock or Common Stock, as the case may be, outstanding at the time such calculation is made and shall exclude any Registrable Common Stock or Common Stock, as the case may be, owned by the Company or any subsidiary of the Company. For the purposes of calculating any percentage or number of shares of Registrable Common Stock or Common Stock as contemplated by the previous sentence, the terms "Holder", "Initiating Holder", "Management Holder", "Non-Management Holder" and "Original Holder" shall include all Affiliates thereof owning any shares of Registrable Common Stock or Common Stock.

     18. Termination of Registration Rights. This Agreement, including, without limitation, the Company's obligations under Sections 2(a), 3(a) and 4 hereof to register Common Stock for sale under the Securities Act shall terminate on the earlier of (i) the first date on which no shares of Registrable Common Stock are outstanding or (ii) the first date on which less than 10% of the aggregate number of shares of Common Stock issued pursuant to the Plan are held by the Original Holders or their Affiliates. Notwithstanding any termination of this Agreement pursuant to this Section 18, the parties' obligations under Section 5 and Section 10 hereof shall continue in full force and effect.

     19. Miscellaneous.

          (a) Further Assurances. Each of the parties hereto shall execute such documents and other papers and perform such further acts as may be reasonably required or advisable to carry out the provisions of this Agreement and the transactions contemplated hereby.

          (b) Headings. The headings in this Agreement are for convenience of reference only and shall not control or affect the meaning or construction of any provisions hereof.

          (c) Conflicting Instructions. A person or entity is deemed to be a holder of Registrable Common Stock whenever such person or entity owns of record such Registrable Common Stock. If the Company receives conflicting instructions, notices or elections from two or more persons or entities with respect to the same Registrable Common Stock, the Company will act upon the basis of instructions, notice or election received from the registered owner of such Registrable Common Stock.

          (d) Remedies. Each Holder, in addition to being entitled to exercise all rights granted by law, including recovery of damages, will be entitled to specific performance of its rights under this Agreement. The Company agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Agreement and the Company hereby agrees to waive the defense in any action for specific performance that a remedy at law would be adequate.

          (e) Entire Agreement. This Agreement constitutes the entire agreement and understanding of the parties hereto in respect of the subject matter contained herein, and there are no restrictions, promises, representations, warranties, covenants, or undertakings with respect to the subject matter hereof, other than those expressly set forth or referred to herein. This Agreement supersedes all prior agreements and understandings between the parties hereto with respect to the subject matter hereof.

          (f) Notices. Any notices or other communications to be given hereunder by any party to another party shall be in writing, shall be delivered personally, by telecopy, by certified or registered mail, postage prepaid, return receipt requested, or by Federal Express or other comparable delivery service, to the address of the party set forth on Schedule B hereto or to such other address as the party to whom notice is to be given may provide in a written notice to the other parties hereto, a copy of which shall be on file with the Secretary of the Company. Notice shall be effective when delivered if given personally, when receipt is acknowledged if telecopied, three days after mailing if given by registered or certified mail as described above, and one business day after deposit if given by Federal Express or comparable delivery service.

          (g) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

          (h) Severability. Notwithstanding any provision of this Agreement, neither the Company nor any other party hereto shall be required to take any action which would be in violation of any applicable Federal or state securities law. The invalidity or unenforceability of any provision of this Agreement in any jurisdiction shall not affect the validity, legality or enforceability of any other provision of this Agreement in such jurisdiction or the validity, legality or enforceability of this Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

          (i) Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which shall constitute one and the same Agreement.

     20. Management Holders. Each employee of the Company (and his or her Affiliates) who is or becomes a Holder of Registrable Common Stock is deemed a party hereto by the Plan and pursuant to the Plan is or shall be bound hereby. The Company shall not issue any Registrable Common Stock to any employee of the Company, or to any Affiliate of an employee of the Company, unless he, she or it first delivers to the Company a writing, in form and substance satisfactory to the Company, acknowledging that he, she or it is bound by the terms hereof as a Management Holder.

     21. Non-Management Holders. Each Non-Management Holder is deemed a party hereto by the Plan and pursuant to the Plan is bound hereby. The Company may, in its sole discretion, refuse to issue Registrable Common Stock to a Non-Management Holder until the Non-Management Holder first delivers to the Company a writing, in form and substance satisfactory to the Company, acknowledging that such holder is bound by the terms hereof as a Non-Management Holder.

          IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

                                        AMERICAN HOUSEHOLD, INC.


                                        By: /s/ Steven Isko
                                            ---------------------------------
                                            Name:  Steven Isko
                                            Title: Chief Legal Officer

                                        HOLDERS:

                                        MORGAN STANLEY SENIOR FUNDING, INC.


                                        By: /s/ Michael Petrick
                                            ---------------------------------
                                            Name:  Michael Petrick
                                            Title: Managing Director


                                        BANC OF AMERICA STRATEGIC
                                         SOLUTIONS, INC.


                                        By: /s/ H.G. Wheelock
                                            ---------------------------------
                                            Name:  H.G. Wheelock
                                            Title: Managing Director


                                        WACHOVIA BANK NATIONAL
                                         ASSOCIATION


                                        By: /s/ Joel Thomas
                                            ---------------------------------
                                            Name:  Joel Thomas
                                            Title: Director



                                        OCM OPPORTUNITIES FUND III, L.P.


                                        By:
                                            ---------------------------------
                                            Name:
                                            Title:

                                        OCM OPPORTUNITIES FUND II, L.P.


                                        By:
                                            ---------------------------------
                                            Name:
                                            Title:



                                        HCA SEPARATE ACCOUNT II


                                        By:
                                            ---------------------------------
                                            Name:
                                            Title:



                                        GRYPHON DOMESTIC VI, LLC


                                        By:
                                            ---------------------------------
                                            Name:
                                            Title:



                                        MANAGEMENT HOLDERS
                                        (Each of the undersigned signing
                                        individually, and not on behalf of any
                                        other Management Holder)


                                         /s/ Jerry Levin
                                        -------------------------------------
                                         Name:  Jerry Levin
                                         Title: Chief Executive Officer

                                                                     SCHEDULE A





                      HOLDERS OF REGISTRABLE COMMON STOCK


                                                       Number of
Original Holder                                        Shares Owned
---------------                                        ------------

MORGAN STANLEY SENIOR FUNDING, INC.                     12,317,167


WACHOVIA BANK NATIONAL ASSOCIATION                       9,237,875


BANC OF AMERICA STRATEGIC SOLUTIONS, INC.                6,466,513


OCM OPPORTUNITIES FUND III, L.P., OCM                    2,771,363
OPPORTUNITIES FUND II, L.P., HCA
SEPARATE ACCOUNT II AND GRYPHON
DOMESTIC VI, LLC (COLLECTIVELY,
"OAKTREE")


JERRY W. LEVIN                                              97,615

                                                                     SCHEDULE B





                                    NOTICES

If to the Company, to:

American Household, Inc.
2381 Executive Center Drive
Boca Raton, Florida  33431
Attention: Chief Legal Officer

Tel: (561) 912-4438
Fax: (561) 912-4612

with a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP
One Rodney Square
Wilmington, Delaware 19801
Attention: Richard L. Easton, Esq.

Tel: (302) 651-3040
Fax: (302) 651-3001


with an additional copy to:

Simpson Thacher & Bartlett
Attention:  Peter J. Gordon, Esq.
425 Lexington Avenue
New York, New York 10017

Tel: (212) 455-2605
Fax: (212) 455-2502



If to the Holders, to:

such Holder, at such Holder's address or to such Holder's telephone or telecopy number reflected in the Company's books and records.

                                   EXHIBIT D

                            JOINT FILING AGREEMENT

     Each of the undersigned acknowledges and agrees that the foregoing statement on Schedule 13D is filed on behalf of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of the undersigned without the necessity of filing additional joint acquisition statements. Each of the undersigned acknowledges that it shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated as of December 30, 2002

                                        BANC OF AMERICA STRATEGIC
                                         SOLUTIONS, INC.

                                        By: /s/ Scott T. Hitchens
                                            ---------------------------------
                                            Name:  Scott T. Hitchens
                                            Title: Vice President

                                        BANA (#1) LLC

                                        By: /s/ Pamela P. Reed
                                            ---------------------------------
                                            Name:  Pamela P. Reed
                                            Title: Assistant Vice President

                                        BANK OF AMERICA, N.A.

                                        By: /s/ Pamela P. Reed
                                            ---------------------------------
                                            Name:  Pamela P. Reed
                                            Title: Assistant Vice President

                                        NB HOLDINGS CORPORATION

                                        By: /s/ Charles Bowman
                                            ---------------------------------
                                            Name:  Charles Bowman
                                            Title: Senior Vice President

                                        BANK OF AMERICA CORPORATION

                                        By: /s/ Pamela P. Reed
                                            ---------------------------------
                                            Name:  Pamela P. Reed
                                            Title: Assistant Vice President